File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

proposed issues of

Securities of the Bank

Filed pursuant to Rule 3 of Regulation IA

Dated: March 1, 2019

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issues of Securities of the Inter-American Development Bank (hereinafter referred to as the "Bank"). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of an Information Statement (hereinafter referred to as the "Information Statement"), which is attached hereto as an exhibit. Certain information specified in Schedule A to Regulation IA is not available at the date of this report, but when available will be filed as promptly as possible.

Item 1. Description of Securities

See cover page. When the terms of an offering of any Securities are established, such Securities will be described in a Prospectus.

Item 2. Distribution of Securities

Not yet known.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See pages 6 and 24 of the enclosed Information Statement.

Item 7. Exhibits

Information Statement, dated March 1, 2019.

Information Statement

Inter-American Development Bank



The Inter-American Development Bank (Bank or IDB or IADB) intends from time to time to issue its debt securities with maturities and on terms based on market conditions at the time of sale. The debt securities may be sold to dealers or underwriters, who may resell them in public offerings or otherwise, or they may be sold by the IADB directly or through agents. The terms, conditions and other details of the debt securities being offered at any particular time will be set forth in a prospectus and various incorporated or supplemental documents thereto.

Unless otherwise stated, all information in this annual Information Statement is provided as of December 31, 2018, and all amounts are expressed in current United States dollars.

AVAILABILITY OF INFORMATION

The IADB will provide, upon request, copies of this Information Statement without charge. Written, or e-mail requests should be directed to the principal office of the IADB at 1300 New York Avenue, N.W., Washington, D.C. 20577, *Attention:* Finance Department, e-mail: treasury@iadb.org.

The Information Statement is also available on the IADB's website at http://www.iadb.org/infostatement/. Other documents and information on this website are not intended to be incorporated by reference in this Information Statement.

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Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental Information Statement issued after the date hereof will refer to this Information Statement for a description of the IADB and its financial condition, until a subsequent Information Statement is issued.

March 1, 2019

SUMMARY INFORMATION
As of December 31, 2018

The purpose of the IADB is to improve lives in Latin America and the Caribbean by contributing to the acceleration of the process of economic and social development of the regional member countries, individually and collectively. The Bank's objective is to achieve economic and social development in a sustainable, climate-friendly way. The IADB's current focus areas include three development challenges: social inclusion and inequality, productivity and innovation, and economic integration; and three cross-cutting issues: gender equality and diversity, climate change and environmental sustainability, and institutional capacity and the rule of law. The IADB is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement), and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings (with their share of total voting power) are the United States (30.0%), Argentina (11.4%), Brazil (11.4%), Mexico (7.3%) and Japan (5.0%).

The resources of the IADB consist of the Ordinary Capital, the Fund for Special Operations (FSO, inactive), the Intermediate Financing Facility Account (IFF) and the IDB Grant Facility (GRF). Unless otherwise stated, all information provided in this Information Statement refers to the IADB's Ordinary Capital.

Operating Income
Income before net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, which is defined as "Operating Income" in this Information Statement, totaled $752 million in 2018.

Equity and Borrowings
Equity: The equity of the IADB includes the subscribed capital stock and retained earnings. The subscribed capital stock is divided into: i) paid-in capital stock of $6,033 million, net of subscriptions receivable of $6 million, ii) the additional paid-in capital of $5,812 million transferred from the FSO, and iii) callable capital stock of $164,901 million. The callable capital stock is available as needed for debt service payments and thus provides the ultimate backing for borrowings and guarantees. It cannot be called to make loans. Retained earnings and Accumulated other comprehensive income totaled $21,906 million at the end of the year.

The IADB's Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy Mandate (Mandate). The Mandate, approved by the Board of Governors, requires the IADB to maintain its Triple-A with all foreign currency long-term issuer rating agencies and includes the establishment of capital buffers[1], specifically to assume financial risks in times of stress, while preserving the IADB's lending capacity. The CAP regulations determine capital requirements for credit and market risk, in both its lending and treasury operations and also includes capital requirements for pension and operational risks.

Specific risk limits in terms of capital requirements for investments and derivatives are also included that enable Management to design more efficient funding and investment strategies following the risk appetite established by the Board of Executive Directors.

As of December 31, 2018, the IADB's capital adequacy position is within the parameters established by its CAP.

Borrowings: The IADB issues debt securities in various currencies, maturities, formats and structures to meet investor demand and achieve diversification of funding sources. Outstanding borrowings of $89,923 million, before swaps, were denominated in 17 currencies and included $1,142 million of short-term borrowings.

Since 2017, the Bank implemented a non-risk based leverage limit based on the Debt-to-Equity Ratio, which complements the current risk-based capital constraint. As of December 31, 2018, the Debt-to-Equity ratio equaled 2.9 (See Table 8).

During 2018 and as of the date of this Information Statement, the IADB continues to be rated Triple-A by the major credit rating agencies.

Loan Portfolio
The IADB's principal earning asset is its loan portfolio which amounted to $93,377 million as of December 31, 2018.

The IADB makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign guaranteed (SG) loans to borrowers other than national governments or central banks, the IADB follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Non-sovereign-guaranteed loans (NSG) and guarantees may finance projects in borrowing member countries in all sectors, subject to an exclusion list, and are capped to an amount such that risk capital requirements for such loans and guarantees do not exceed 20% of Total Equity. On January 1, 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the IADB to the Inter-American Investment Corporation (IIC) became effective. During the seven-year period ending in 2022, the OC's NSG activities are originated by the IIC and co-financed by IADB and the IIC. At December 31, 2018, approximately 94% of the loan portfolio consisted of sovereign-guaranteed loans.

With respect to sovereign-guaranteed loans, as a matter of policy the IADB does not reschedule or restructure its lending agreements. The treatment of sovereign-guaranteed loans in arrears and/or in non-accrual status is regulated by Bank procedures. Payment arrears in excess of 30 days result in the suspension of loan disbursements, prevents the Bank from approving new loans to borrowers in the same member country, causes the loan to be declared due and payable and will result in the loan portfolio to such country being placed in non-accrual status if the payment arrears persist for more than 180 days. The IADB has not written off, and has no expectation of writing off, any sovereign-guaranteed loans.

As of December 31, 2018, debt service due on sovereign-guaranteed loans made to the Republic of Venezuela amounting to $227 million have been in arrears for over 180 days; the entire loan outstanding balance of $2,011 million has been placed in non-accrual status and has been classified as impaired. Placing these loans in non-accrual status has resulted in a reversal and non-recognition of loan interest income of $108 million, and an increase in the specific allowance of loan losses of $17 million, as of December 31, 2018.

The allowance for loan and guarantee losses are made for incurred probable losses related to SG and NSG loans and guarantees totaled $434 million as of December 31, 2018, or approximately 0.5% of total outstanding loans and guarantees.

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(1) The capital buffer zone in the CAP equals the amount of capital required in excess of the minimum capital required to meet the Mandate.

Liquidity Investments

Under the current policy, the IADB's liquidity floor covers, at a minimum, 12 months of projected net cash requirements, after accounting for liquidity haircuts, while the liquidity ceiling is set to allow the entire yearly borrowing program to be executed in the first quarter of the year. The IADB has remained compliant with the required liquidity levels.

Liquidity for this purpose is defined as non-borrowing countries' convertible currency cash and investments, excluding assets with limited or restricted availability. At December 31, 2018, liquidity, as defined, was $31,715 million, within the policy limits. During the year, liquidity averaged $36,259 million compared to $33,219 million in 2017.

Net cash and investments totaled $32,704 million at the end of the year, or 35.4% of total debt (after swaps), compared to $33,600 million and 37.5%, respectively, in 2017.

Operational and income transfers to the Inter-American Investment Corporation (IIC)

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the IIC became effective. During the seven-year period ending in 2022, NSG activities will be originated by the IIC and co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG portfolio.

IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders. Further, the IIC receives additional capital from its shareholders through approved transfers of a portion of Ordinary Capital's income in lieu of distributing this income to the shareholders of both the IADB and IIC beginning in 2018. These transfers are accounted for as dividends to the Bank's shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long-term foreign currency credit rating, the CAP, the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2018, the Board of Governors approved a $50 million distribution to the shareholders of the Bank for a concurrent capital contribution to the IIC on their behalf.

Risk Management

The IADB conducts its operations within a framework of prudent financial and risk management policies and follows a well-defined risk management decision-making process, directed to limit its risk exposure. The asset/liability management policy minimizes exchange rate risk by matching the IADB's liabilities in various currencies with assets in those same currencies while hedging open positions. The IADB also limits the interest rate risk in its debt funded loan and liquidity portfolios by hedging the interest rate exposure or passing through the cost of borrowings that fund the loans. For equity funded assets, the policy mandates managing interest rate exposure through an equity duration strategy.

Commercial credit risk in the liquid asset investment portfolio and derivatives portfolio is managed through conservative risk policies that require exposures to be limited to high quality issuers and counterparties. Credit exposures to swap counterparties are further mitigated through netting and collateralization arrangements.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement. In addition, the Information Statement contains forward-looking information, which may be identified by such terms as "believes", "expects", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond the IADB's control. Consequently, actual future results could differ materially from those currently anticipated. The IADB undertakes no obligation to update any forward-looking statements.

FINANCIAL OVERVIEW
Unless otherwise indicated, all information provided in this Information Statement refers to the Bank's Ordinary Capital.

The Bank's strong financial standing is based on its solid capital base, the support it receives from its members and on its financial policies and practices. Member support is reflected in the capital backing received and in the diligence with which borrowing members meet their debt-service obligations. Prudent financial policies and practices have led the Bank to build its retained earnings, diversify its funding sources, hold a large portfolio of high quality liquid investments and limit a variety of risks, including credit, market and liquidity risks. **Box 1** presents selected financial data for the last five years.

The Bank's principal assets are loans to its member countries. As of December 31, 2018, 94% of loans outstanding were sovereign-guaranteed. In addition, subject to certain limits, the Bank makes loans and guarantees without a sovereign guarantee on the basis of market-based pricing (i) in all economic sectors (subject to an exclusion list), and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a borrowing member country (eligible entities). The Bank can also lend to other development institutions without sovereign guarantee. NSG operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of the Bank's Total Equity, calculated in the context of the Bank's capital adequacy policy. As of December 31, 2018, the risk capital requirement for NSG operations was $1,636 million, or 5.1%[2] of the Bank's Total Equity.

Additionally, the Bank makes highly concessional loans (5% of total loans), predominantly denominated in U.S. dollars, to the least developed and more vulnerable borrowing members, their agencies or political sub-divisions.

The Bank issues debt securities in a variety of currencies, formats, maturities and structures to investors worldwide. These borrowings, together with the Bank's equity, are used to fund lending and investment activities, as well as general operations.

Assets and liabilities, after swaps, are held predominantly in United States dollars. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining virtually all equity in United States dollars.

Financial Statement Reporting
The financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. See the "Additional Reporting and Disclosure" section for critical accounting policies used to present the financial results in accordance with GAAP, which may involve a high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing, lending, and equity duration[3] swaps, are measured at fair value through income. The reported income volatility resulting from these non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank intends to hold them to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from Operating Income[4]. Therefore, Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, if any, are reported separately in the Statement of Income and Retained Earnings. In addition, and as required by a new accounting standard implemented in 2018, certain components of the net pension benefit costs are also reported separately in the Condensed Statement of Income and Retained Earnings.

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(2) For purposes of calculating the limit for non-sovereign-guaranteed operations, loans to the IIC, a separate international organization within the IDB Group, in the amount of $131 million are not included.

(3) In order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

(4) Reference to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Information Statement.

Accounting Developments:
For a description of new accounting developments, see Note B - "Summary of Significant Accounting Polices" under "Accounting Developments" section.

SELECTED FINANCIAL DATA

Box 1: The following information is based upon, and should be read in conjunction with, the detailed information appearing in this Information Statement.

(Amounts expressed in millions of United States dollars)

	Years ended December 31,				
	2018	2017	2016	2015	2014
Operational Highlights					
Loans and guarantees approved [1]	$ 14,250	$ 13,003	$ 10,803	$ 10,404	$ 12,652
Undisbursed portion of approved loans [2]	32,079	31,264	30,007	30,711	31,601
Gross loan disbursements	11,304	10,250	9,600	9,719	9,423
Net loan disbursements [3]	4,476	2,502	3,577	4,587	4,210
Balance Sheet Data					
Cash and investments-net [4], after swaps	$ 32,704	$ 33,600	$ 27,750	$ 27,969	$ 27,458
Loans outstanding [5]	93,377	89,082	81,952	78,745	74,585
Total assets	129,459	126,240	113,325	111,116	106,277
Borrowings outstanding, after swaps	92,491	89,632	82,641	80,464	76,664
Callable capital stock [6]	164,901	164,901	164,901	151,240	138,901
(of which, subscribed by United States, Canada,					
Japan and the other non-regional members)	82,430	82,430	82,430	75,601	70,095
Equity	32,929	32,247	26,460	25,253	23,697
Income and Comprehensive					
Income (Loss) Statements Data					
Operating Income [7][9]	$ 752	$ 902	$ 946	$ 692	$ 592
Net fair value adjustments on non-trading portfolios					
and foreign currency transactions [8]	15	(370)	(179)	443	96
Other components of net pension benefit costs [9]	75	83	81	25	60
Board of Governors approved transfers	-	-	-	(200)	(200)
Net income	842	615	848	960	548
Other comprehensive income (loss)	(79)	(66)	(48)	229	(750)
Comprehensive income (loss)	763	549	800	1,189	(202)
Ratios					
Total Debt [10] to Equity [11] ratio	2.9	2.9	3.2	3.3	3.3
Cash and investments as a percentage of					
borrowings outstanding, after swaps	35.4%	37.5%	33.6%	34.8%	35.8%
Cost to income ratio [12]	40.7%	37.1%	33.1%	37.3%	40.3%
Return on equity ratio [13]	2.3%	3.1%	3.7%	2.8%	2.5%
Return on assets ratio [14]	0.6%	0.8%	0.8%	0.6%	0.6%

(1) Excludes guarantees issued under the Trade Finance Facilitation Program, non-sovereign-guaranteed loan participations, and exposure exchange agreements.
(2) As of December 31, 2018, the undisbursed portion of approved loans includes $22,307 million related to signed loans (2017 - $20,368 million; 2016 - $20,535 million; 2015 - $22,625 million). In 2018, the undisbursed portion of concessional signed loans amounted $637 million (2017 - $702 million).
(3) Includes gross loan disbursements less principal repayments (and prepayments).
(4) Net of Payable for investment securities purchased, Payable for cash collateral received, and Receivable for investment securities sold.
(5) Excludes lending swaps in a net asset position of $455 million in 2018 (2017 - net asset of $255 million; 2016 - net asset of $336 million; 2015 - net liability of $30 million; 2014 - net liability of $568 million).
(6) Includes capital subscription received from Canada of non-voting callable capital stock in 2014 of $1,390 million.
(7) See page 28 for a full discussion of Operating Income.
(8) Net fair value adjustments mostly relate to changes in the fair value of: (a) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, and (b) equity duration swaps due to changes in USD interest rates. In 2017, changes in net fair value losses on non-trading portfolios were also due to changes in the Bank's own credit spreads of borrowings at fair value, that since 2018 have been reclassified to Other comprehensive income (loss), as required by a new accounting standard implemented in 2018. See Note B – Summary of Significant Accounting Polices and Note T – Net Fair Value Adjustments on Non-Trading Portfolios and Foreign Currency Transactions to the Financial Statements for further discussion on the newly implemented standard, and changes in fair value on non-trading portfolios.
(9) Effective January 1, 2018, the Bank adopted a new accounting standard (ASU) that required the other components of net pension benefit costs to be presented separately from the service cost component, and outside of Operating income. The related prior years amounts were adjusted to conform to the 2018 presentation. See Note B – Summary of Significant Accounting Policies for a full description.
(10) Borrowings (after swaps) and guarantee exposure.
(11) "Total Equity" is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings minus borrowing countries' local currency cash balances and accumulated other comprehensive income (non-GAAP measure).
(12) Administrative expenses, excluding pension and postretirement benefit costs, divided by Total income, excluding Investments - net gains (losses) and net of Borrowing expenses.
(13) Operating income divided by average equity. The ratio was restated for prior years to exclude the other components of net pension benefit costs from Operating income, due to the implementation of a new ASU in 2018.
(14) Operating income divided by average total assets. The ratio was restated for prior years to exclude the other components of net pension benefit costs from Operating income, due to the implementation of a new ASU in 2018.

Financial Highlights

Lending Operations: During the year ended 2018, the Bank approved 208 loans and guarantees totaling $14,250 million, compared to 201 loans and guarantees that totaled $13,003 million last year. Approved loans[5] amounted to $13,888 million (205 loans), compared to $12,877 million (198 loans) in 2017. There were 16 concessional loans for $302 million approved during 2018 (2017 – 12 loans for $260 million). The undisbursed portion of approved loans increased to $32,079 million at year-end 2018 (2017 - $31,264 million), of which $22,307 million are related to signed loans (2017 - $20,368 million).

The portfolio of NSG loans, including loans to other multilateral development institutions, decreased to $5,670 million compared to $5,902 million at December 31, 2017. During 2018, 37 NSG loans amounting to $1,242 million (2017- 34 for $1,249 million), and two NSG guarantees amounting to $62 million (2017– three for $126 million) were originated by the Inter-American Investment Corporation (IIC), but financed and recorded by the Bank. In addition, the non-sovereign guarantees exposure increased $101 million to $394 million compared to $293 million the previous year. As of December 31, 2018, 6.4% of the outstanding loans and guarantees exposure was NSG, compared to 6.9% at December 31, 2017.

Allowance for loan and guarantee losses: The allowance for loan and guarantee losses amounted to $434 million at December 31, 2018 compared to $553 million in 2017. The Bank had NSG loans with outstanding balances of $379 million classified as impaired at December 31, 2018, compared to $477 million at December 31, 2017. As of December 31, 2018, the specific allowances for loan losses of impaired NSG and SG loans were $228 million, and $17 million, respectively, compared to $334 million for NSG and none for SG loans at December 31, 2017.

As of December 31, 2018, sovereign-guaranteed loans made to the Republic of Venezuela (Venezuela) amounting to $227 million have been in arrears for over 180 days, and an additional $6 million will be in arrears for over 180 days as of the date of this Information Statement. Therefore, all loans to Venezuela were placed in non-accrual status and classified as impaired. Placing these loans in non-accrual status has resulted in interest income reversed or not recognized totaling $108 million. Such amount consisted of the reversal of $60 million of accrued interest on the date the loans were placed on non-accrual status, and $48 million of interest income not recognized from that date and through December 31, 2018. As of December 31, 2018, the outstanding balance of loans to Venezuela in non-accrual status and classified as impaired amounted to $2,011 million, for which the related specific allowance for credit losses was $17 million. There were no other sovereign-guaranteed loans over 180 days past due, impaired or in non-accrual status as of December 31, 2018 or December 31, 2017.

Under the IDB's guidelines on arrears, the Bank cannot undertake any lending activities concerning Venezuela until its arrears are cleared. As a matter of policy, the Bank does not reschedule its sovereign-guaranteed loans. The Venezuela's non-accrual event did not affect its 2018 lending program. Venezuela, which became a shareholder of the IDB when the institution was founded in 1959, has during 2018 reiterated its commitment to the Bank and its intention to undertake payments. Collections received during 2018 and after loans were placed in non-accrual amounted to $11 million. Even though the non-accrual period could potentially be lengthy for these Venezuela loans in arrears, the Bank still expects to collect all amounts due, including interest at the contractual interest rate for the period of delay, when the balances in arrears are restored to accrual basis. As a result, the specific allowance recorded as of December 31, 2018, represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The assessment and estimation of loan impairment is inherently judgmental and reflects Management's best estimate based upon the information currently available. Since the situation in Venezuela continues evolving, Management will monitor its credit exposure periodically and reassess the impairment estimate accordingly.

Liquidity Operations: Substantially all of the Bank's investments are held in high quality securities. As of December 31, 2018, the liquid asset portfolio totaled $31,916 million, a decrease of $875 million compared to December 31, 2017. The decrease is consistent with the Bank's liquidity policy.

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(5) Approved loans are loans that have been approved but for which a loan agreement may not have been signed yet with the borrower.

In 2018, the trading investments portfolio experienced net mark-to-market losses of $38 million, compared to a $1 million gain in 2017, mainly due to the offsetting effect from rising interest rates and mixed credit spreads and swap spreads.

Borrowing Operations: In 2018, the Bank issued medium- and long- term debt securities for a total face amount of $19,524 million equivalent (2017—$18,868 million) that generated proceeds of $19,520 million equivalent (2017—$18,675 million) and had an average life of 5.2 years (2017—5.1 years). Such debt securities were issued through a strategy of combining large global benchmark bonds with smaller transactions targeted to particular segments of demand.

During 2018, and as of the date of this Information Statement, the Bank continues to be rated Triple-A by the major credit rating agencies.

Transfer to the IDB Grant Facility:
As part of the IDB-9, the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income to the GRF, beginning in 2011 and through 2020. During 2011 - 2015, the Bank approved income transfers from the Ordinary Capital in the amount of $200 million each year for a total of $1,000 million.

Consistent with G-20 recommendations to Multilateral Development Banks to seek further financial efficiencies, in April 2016 the Board of Governors reaffirmed its support for Haiti's reconstruction and development and agreed to consider further transfers of Ordinary Capital income (up to a total additional amount of $1,000 million), aligned with the disbursement needs of the GRF's operations in Haiti. To achieve higher financial efficiency, additional income transfers will only be considered if necessary to maintain the GRF's fund balance at $300 million as of January 1 of each year. Ordinary Capital income transfers remain subject to the requirements of the Agreement and other applicable financial policies. Given the GRF's fund balance, no Ordinary Capital income transfers were required or approved by the Board of Governors in 2018 and 2017.

Transfer of Net Assets from the Fund for Special Operations (FSO) to the Bank: As part of the recommendations from the G-20 proposing that MDBs optimize their respective balance sheets, the Bank's Board of Governors unanimously approved to transfer all assets and liabilities of the FSO to the Bank, effective January 1, 2017

The transfer was recorded as additional paid-in capital of $5,812 million, partially offset by receivable from members and contribution quotas receivable of $642 million and $10 million, respectively.

Equity: Equity at December 31, 2018 was $32,929 million compared with $32,247 million at December 31, 2017. The increase of $682 million reflects mainly Net income of $842 million, a $77 million reclassification of Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk, due to a new accounting standard implemented in 2018, offset by a $50 million distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders recorded as a dividend, and $195 million recognition of changes in assets/liabilities under retirement benefit plans.

Financial Results: Operating Income for 2018 was $752 million, compared to $902 million in 2017, a decrease of $150 million. This decrease was mainly due to lower net interest income, an increase in net investment losses, as well as higher net non-interest expense; which were offset by a decrease in the provision (credit) for loan and guarantee losses. (See **Table 2**).

Net interest income
For 2018, the approved lending spread and credit commission for non-concessional sovereign-guaranteed loans is 0.80% (2017– 0.85%) and 0.50% (2017– 0.50%), respectively, and there was no supervision and inspection fee. For 2019, the approved lending spread and credit commission will be 0.80% and 0.50%, respectively, and there will be no supervision and inspection fee.

Although changes in interest rates will, over the long term, result in corresponding changes in Operating Income, the effect on a single year is relatively small and mainly due to the fact that equity is mostly funding fixed rate assets and that for debt-funded assets the interest rate exposure is mostly hedged through the use of derivative instruments or passed through to the borrowers.

The Bank had net interest income of $1,550 million during 2018 compared to $1,695 million last year. The decline is primarily due to: (i) the recognition in 2017 of non-recurring gains of approximately $81 million related to the unwinding of certain borrowing swaps for equity duration management purposes, which did not occur in 2018, (ii) a reversal of loan interest income of approximately $60 million and the non-recognition of loan interest income of approximately $48 million, due to the Republic of Venezuela's loans placed in non-accrual status, and; (iii) a reduction of sovereign-guaranteed fees from 0.85% to 0.80% in 2018.

Net fair value adjustments on non-trading portfolios and foreign currency transactions
The Bank had net fair value gains on non-trading portfolios and foreign currency transactions of $15 million, compared to $370 million losses in 2017. Net fair value adjustments mostly relate to changes in the fair value of: (a) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value, and (b) equity duration swaps due to changes in USD interest rates. In 2017, changes in net fair value losses on non-trading portfolios were also due to changes in the Bank's own credit spreads of borrowings at fair value, that for 2018 presentation have been reclassified to Other comprehensive income (loss), as required by a new accounting standard implemented in 2018. See Note B – Summary of Significant Accounting Polices and Note T—Net Fair Value Adjustments on Non-trading Portfolios and Foreign Currency Transactions of the financial statements, for further discussion on the newly implemented standard, and changes in fair value on non-trading portfolios and foreign currency transactions.

Net Investment Gains (Losses)
The Bank had net investment losses of $38 million compared to a $1 million gain in 2017, due to the offsetting effect from rising interest rates and mixed credit and swap spreads.

Provision for Loan and Guarantee Losses
The Bank had a provision (credit) for loan and guarantee losses of $(35) million, compared to $27 million in 2017. The decrease was mainly the result of repayments and improvements in the conditions of certain loans in the non-sovereign-guaranteed portfolio, partially offset by an increase in the specific and collective loan loss allowance of the sovereign-guaranteed portfolio.

Exposure Exchange Agreement: The Bank synthetically reduced its loan portfolio concentration by entering into bilateral transactions under a Master Exposure Exchange Agreement (EEA) jointly signed with other MDBs. The EEA provides for the simultaneous exchange of coverage for potential non-accrual events on exposures from borrowing countries in which the Bank is concentrated, to countries in which the Bank has no, or low, exposure. Each EEA transaction is accounted for as an exchange of two separate financial guarantees (given and received). For further information, refer to Financial Risk Management – Credit Risk – Exposure Exchange Agreement section.

Pension and Postretirement Benefit Plans (Plans): At December 31, 2018, the Balance Sheet presents net liabilities under retirement benefit plans of $554 million, compared to $397 million at December 31, 2017. The decrease in the funded status of the Plans of $157 million reflects a decrease in the Plans' assets of $423 million to $5,714 million, partially offset by an decrease in the benefit obligation of $266 million to $6,268 million. At the end of 2018, the Plans' assets represented 91% of the benefit obligations, compared to 94% at the end of 2017. For further information, refer to Note U – Pension and Postretirement Benefit Plans of the financial statements.

The funded status of the Plans decreased as compared to the prior year primarily due to: (i) a decrease in the respective fair value of the Plans' assets due to negative returns in most major component asset classes and; (ii) additional service cost and liabilities due to increases in expected participant mortality, from the adoption of the United Nations' 2017 tables. The funded status declines were, partially offset by decreases of the Plans' liabilities mainly due to increases in the discount rates applied to the actuarial calculations. For further information, refer to Note U – Pension and Postretirement Benefit Plans of the financial statements.

In 2018, the Board of Executive Directors reaffirmed the Long-term Funding Policy for the Plans, that was originally approved in 2015. The Funding Policy established stable contribution rates, applicable to each Plan, for a period of five years beginning in 2015, subject to annual reaffirmation by the Board of Executive Directors.

IDB Group's Activities with the Private Sector

On January 1, 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the Inter-American Investment Corporation (IIC) became effective. During the seven-year period ending in 2022, NSG activities are originated by the IIC and largely co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG portfolio.

As part of the above-mentioned reorganization, the Bank and the IIC also entered into service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution, and monitoring services provided to the Bank by the IIC. The total fees for the services provided by the Bank to the IIC, and those provided by the IIC to the Bank are $17 million and $73 million, respectively, for the year ended December 31, 2018.

The IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long term foreign currency credit rating, the CAP, the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2018, the Board of Governors approved a $50 million distribution to the Bank's shareholders for concurrent contribution to the IIC on behalf of the Bank's shareholders, that has been recorded as Distributions on behalf of shareholders in the Condensed Statement of Income and Retained Earnings.

DEVELOPMENT OPERATIONS

General

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Loans and guarantees may also be made directly to other eligible entities carrying out projects in the territories of borrowing member countries, including private sector entities or sub-sovereign entities, without a sovereign guarantee and in all sectors (subject to an exclusion list), provided they meet the Bank's lending criteria. The Bank also provides financing to borrowing member countries for non-reimbursable and contingent recovery assistance that is aligned with its overall strategy for the region.

Development Objective

The IDB works to improve lives in Latin America and the Caribbean. Its mission is to contribute to the acceleration of the process of economic and social development of the regional developing member countries, individually and collectively, with the overarching objectives of fostering sustainable growth and reducing poverty and inequality. To deliver on its objectives, the 2016-2019 Update to the Institutional Strategy includes six strategic priorities for the IDB to continue to support development progress in the region. These include the three development challenges of social inclusion and equality, productivity and innovation, and economic integration; and three cross-cutting issues of gender equality and diversity, climate change and environmental sustainability, and institutional capacity and the rule of law.

Figure 1 presents the percentage of SG loan approval volume for 2018 and 2017 aligned with each strategic priority.

FIGURE 1: LOAN APPROVALS BY SECTOR PRIORITIES[1]
For the years ended December 31, 2018 and 2017



(1) Loans may be categorized in more than one sector priority; therefore, percentages may not necessarily add to 100%.

Through its institutional strategy and mandates, the Bank is committed to expanding the focus on environmental and social sustainability, gender equality and diversity, response to climate change, promotion of sustainable energy, and ensuring food security. For more information, see the latest IDB Sustainability Report, Development Effectiveness Overview and the Update to the Institutional Strategy 2010–2020.

Lending Cycle
The process of identifying and assessing a project and approving and disbursing a loan often extends over several years, depending on the nature, objective and purpose of the individual project. However, on numerous occasions, the Bank has shortened the preparation and approval cycle in response to emergency situations such as natural disasters or economic crises. Generally, the Bank's operational staff, which includes economists, engineers, financial analysts and other sector and country specialists, assesses the projects. With certain exceptions, where this authority has been delegated to Management, the Bank's Board of Executive Directors approves each loan.

Loan disbursements are subject to the fulfillment of conditions set forth in the loan agreement. During implementation of the Bank-supported operations, experienced Bank staff review progress, monitor compliance with Bank policies and assist in resolving any problems that may arise. The Office of Evaluation and Oversight, an independent Bank unit, evaluates loan operations pursuant to an annual work plan approved by the Board of Executive Directors to determine the extent to which major objectives have been met. The results of these evaluations are reported directly to the Board of Executive Directors and are publicly available.

The Bank's lending operations conform to certain principles that, when combined, seek to ensure that loans made to member countries are for financially and economically sound purposes to which these countries have assigned high priority, and that funds lent are utilized as intended. These principles are detailed in **Box 2**.

BOX 2: LENDING OPERATIONS PRINCIPLES

(i) The Bank makes sovereign-guaranteed loans and guarantees primarily to central governments, as well as subnational governments, governmental entities, public enterprises, and development institutions of its borrowing members. In addition, the Bank makes NSG loans and guarantees to eligible entities and other development institutions.

(ii) Loan applicants must submit a detailed proposal to the Bank specifying the technical, economic and financial merits of the project. The proposal must include an evaluation of the project's expected environmental risks or impact and proposed mitigation measures as well as its impact on gender and indigenous groups, as applicable.

(iii) The Bank neither renegotiates nor takes part in debt rescheduling agreements with respect to its sovereign-guaranteed loans.

(iv) In making loans, the Bank evaluates the capacity of the borrower to carry out its financial obligations under the loan agreement, the prevailing macroeconomic climate and debt burden of the country, the ability of the executing agencies to execute Bank financed projects, and other policy and institutional issues relevant to the loan.

(v) The Bank considers the ability of the borrower to obtain private financing under reasonable terms and conditions. The Bank serves as a catalyst to promote private investment, not to compete with it.

(vi) The use of loan proceeds is supervised. Bank staff monitor and supervise the on-going progress with respect to the development objectives of each operation through the Bank's Country Offices in each of its 26 borrowing member countries, and fiduciary arrangements are in place to ensure proper use of Bank resources to achieve the operation's objectives.

Loans

The Bank's sovereign-guaranteed (SG) lending falls into one of three categories, which can be made under concessional or non-concessional terms: investment loans (including loans to intermediaries for on-lending purposes), policy-based loans, and special development lending. The Bank's lending provides support to the following sectors: agriculture and rural development, energy, environment and natural disasters, sustainable tourism, transport, water and sanitation, urban development and housing, financial markets, industry, private firms and subject matter experts development, reform and modernization of the state, science and technology, regional integration, trade, education, health, and social investment. The Bank also lends directly to eligible entities without a sovereign guarantee generally for the financing of investments for transactions in all sectors, subject to an exclusion list.

Sovereign-Guaranteed Investment Loans: Investment lending is generally used to finance goods, works, and services in support of economic and social development projects.

Sovereign-Guaranteed Policy-Based Loans: Policy-based lending provides fungible resources to support an agreed program of policy reforms and/or institutional changes in a sector or sub-sector and it aims at assisting borrowing member countries to develop and implement their economic and sectorial policy reforms and institutional changes to contribute to the achievement of sustainable growth levels and poverty reduction.

Sovereign-Guaranteed Concessional lending: Concessional lending provides highly concessional terms to the less developed member countries of the Bank.

SDL: Approved in 2017, the SDL aims to help address the effects of a macroeconomic crisis on a country's economic and social progress and would primarily: (i) support efforts to maintain or strengthen the reform process in the social, institutional and economic areas and avoid reversals of policy reforms; (ii) protect funding for social programs that benefit the poor; (iii) support new efforts to mitigate the effects of the crisis on the poor and vulnerable; (iv) protect expenditures in infrastructure; and (v) facilitate access of small and medium enterprises to credit.

Non-Sovereign-Guaranteed Loans: Non-sovereign-guaranteed or NSG loans and guarantees generally finance investments for transactions in all sectors, subject to an exclusion list. The NSG loans are made on the basis of market-based pricing, and are subject to certain eligibility requirements and risk management limits. In addition, the Bank lends to other development institutions for on-lending purposes without a sovereign guarantee.

The Non-sovereign-guaranteed Risk Framework (Framework) is structured in three levels, namely (i) the NSG risk appetite, which limits the amount of economic capital allocated to NSG loans and guarantees to 20% of the Bank's Total Equity, (ii) the portfolio exposure limits and supplemental guidelines, which seek to provide portfolio diversification and establish limits per project, per obligor and group of obligors, per sector as well as per country and (iii) the NSG risk management best practices that support project origination and portfolio management. With respect to the single obligor limits, the Framework establishes a limit equal to the lesser of 2.5% of the Bank's Total Equity and $500 million at the time of approval.

As discussed above, NSG operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of Total Equity. As of December 31, 2018, the risk capital requirements of NSG operations were $1,636 million, or 5.1% of Total Equity. During the seven-year period that started on January 1, 2016, NSG activities are being originated by the IIC and co-financed by the Bank and the IIC.

Figure 2 presents a breakdown of approvals by loan type during the last five years. Over the past five years, sovereign-guaranteed investment lending per year has fluctuated between $5.0 billion and $7.7 billion, policy-based lending between $3.1 billion and $4.5 billion, and NSG lending between $1.7 billion and $2.2 billion.

FIGURE 2: LOAN APPROVALS BY TYPE
For the years ended December 31, 2014 through 2018
(Expressed in billions of United States dollars)



During 2018, loan approvals totaled $13,888 million compared to $12,877 million in 2017. A summary of loan approvals by country during 2018 and 2017 appears in **Table 1**.

TABLE 1: LOAN APPROVAL BY COUNTRY[1]
For the years ended December 31, 2018 and 2017
(Expressed in millions of United States dollars)

COUNTRY	2018				2017			
	SG	Concessional SG	NSG	Total	SG	Concessional SG	NSG	Total
Argentina	$ 1,834	$ -	$ 385	$ 2,219	$ 2,170	$ -	$ 234	$ 2,404
Bahamas	30	-	-	30	70	-	-	70
Barbados	100	-	-	100	20	-	-	20
Belize	7	-	-	7	10	-	-	10
Bolivia	531	94	-	625	352	62	-	414
Brazil	2,391	-	367	2,758	1,495	-	567	2,062
Chile	-	-	15	15	162	-	138	300
Colombia	988	-	233	1,221	961	-	160	1,121
Costa Rica	144	-	-	144	20	-	8	28
Dominican Republic	795	-	-	795	366	-	80	446
Ecuador	590	-	225	815	460	-	56	516
El Salvador	350	-	26	376	-	-	8	8
Guatemala	-	-	186	186	-	-	116	116
Guyana	19	19	-	38	-	-	-	-
Honduras	284	189	24	497	96	64	8	168
Jamaica	115	-	25	140	268	-	-	268
Mexico	1,330	-	130	1,460	1,952	-	199	2,151
Nicaragua	-	-	12	12	201	134	12	347
Panama	682	-	53	735	757	-	32	789
Paraguay	705	-	10	715	375	-	9	384
Peru	400	-	73	473	395	-	14	409
Suriname	50	-	-	50	78	-	-	78
Uruguay	189	-	-	189	311	-	23	334
Regional	131	-	157	288	380	-	54	434
Total	$ 11,665	$ 302	$ 1,921	$ 13,888	$ 10,899	$ 260	$ 1,718	$ 12,877

(1) SG: Sovereign-Guaranteed Loans. NSG: Non-Sovereign-Guaranteed Loans.

At December 31, 2018, total outstanding loans was $93,377 million, $4,295 million higher compared to $89,082 million at December 31, 2017. Loan disbursements ($11,304 million) exceeded loan collections ($6,828 million) coupled with negative currency transaction adjustments ($97 million) resulting in the increase in total loans outstanding. Undisbursed balances at December 31, 2018, totaled $32,079 million, an increase of $815 million from December 31, 2017. This change was mainly due to loan approvals less disbursements that were offset by cancellations.

During 2018, the portfolio of NSG loans decreased to $5,670 million, compared to $5,902 million at December 31, 2017, while the non-sovereign-guarantee exposure increased $101 million to $394 million, compared to $293 million the previous year. As of December 31, 2018, 6.4% of the outstanding loans and guarantees exposure was NSG, compared to 6.9% at December 31, 2017.

A statement of loans outstanding by country at December 31, 2018 and 2017 is set forth in Schedule I-1 to the financial statements.

Financial Terms of Loans
Currently Available Financial Terms: Since January 2012, the Flexible Financing Facility (FFF) is the only financial product platform for approval of all regular Ordinary Capital sovereign-guaranteed loans. With FFF loans, borrowers

have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level. The FFF loans' interest rate is based on LIBOR plus a funding margin or actual funding cost, as well as the Bank's lending spread. **Table 2** presents the currently available terms for sovereign-guaranteed loans.

The Bank offers concessional lending from its Ordinary Capital through a blending of regular and concessional financing. The concessional portion of blended loans have a grace period and maturity of 40 years, and a 0.25% fixed interest rate. The regular financing portion has a 25 years maturity.

Non-sovereign-guaranteed loans can be denominated in United States dollars or local currency, and borrowers have the option of either fixed interest rate loans or floating rate loans. For floating rate loans, the interest rate resets every one, three, six, or twelve months substantially all based on a LIBOR rate plus the lending spread. Lending spreads and fees are set on a case-by-case basis.

TABLE 2: CURRENTLY AVAILABLE FINANCIAL TERMS OF LOANS WITH SOVEREIGN GUARANTEE

		Flexible Financing Facility
Interest rate option		LIBOR-based loan[3]
Currencies offered	Approval	USD or borrowing member local currency
	Disbursement	Currency of approval or converted currency
	Repayment	Currency disbursed/converted
Cost base		LIBOR ± funding margin, or currency equivalent of LIBOR ± estimated funding margin, or actual funding cost
Funding margin to LIBOR		Actual funding cost or estimated funding margin at the time of disbursement/conversion
Lending spread[1,2]		80 [5]
Credit commission[1,2]		50[5]
Supervision and inspection fee[1,2]		0[5]
Front-end/Standby fee[1][7]		Not applicable/Not applicable[6]
Maturity[4][7]		Up to 20 years for policy based loans and up to 25 years for investment loans
Grace Period[4][7]		Minimum of 6 months after original disbursement period
Repayment Profile		Flexible repayment profile based on loan's contractual weighted average life

(1) Loan charges expressed in basis points (bps).
(2) Loan charges on sovereign-guaranteed loans are established annually by the Board of Executive Directors. In no case can the credit commission exceed 0.75% or the inspection and supervision fee exceed, in a given six-month period, the amount that would result from applying 1% to the loan amount divided by the number of six-month periods included in the original disbursement period.
(3) FFF LIBOR-based loan balances can be converted to fixed-base cost rate and to any member currency, subject to market availability. A 0.25% fixed interest rate applies to the concessional portion of blended loans.
(4) For the concessional portion of blended loans, the maturity and grace period is 40 years.
(5) Loan charges effective January 1, 2019.
(6) Policy based loans with deferred drawing options have standby and front-end fees of 38 bps and 50 bps, respectively[5]
(7) The SDL has the following terms: i) maturity of 7 years, ii) 3 years of grace period, iii) lending rate of 3-month USD LIBOR, plus/minus IDB funding margin, plus variable lending spread, plus fixed premium loan spread of 115 basis points, iv) Front end fee of 1% of the principal amount of the loan and v) Commitment fee of 0.75%.

Discontinued Financial Terms: The most significant financial products discontinued for which outstanding loan balances remain, are described below.

Up to December 31, 2011, the Bank offered two basic types of sovereign-guaranteed loans, each denominated in the currency or currencies chosen by the borrower, as available under the programs: Single Currency Facility (SCF) LIBOR- based loans and Local Currency Facility (LCF) loans.

SCF LIBOR-based loans have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost, as well as the Bank's spread. Borrowers have the option to convert their SCF LIBOR loan balances to fixed-base cost rate.

For loans approved under the LCF, borrowers have the option to receive local currency financing under three different modalities: i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF carry a fixed-base cost, floating or inflation-linked interest rate. The LCF was incorporated into the FFF product for sovereign-guaranteed loans effective January 1, 2012 and is still available for NSG operations. At December 31, 2018, the Bank had local currency loans outstanding of $3,602 million (2017 – $3,457 million), which have substantially been swapped back-to-back to United States dollars, or economically hedged with local currency debt.

Table 3 presents a breakdown of the loan portfolio by main product. For more information, see Schedule I-2 to the financial statements.

TABLE 3: LOANS OUTSTANDING BY LOAN PRODUCT[1]
December 31, 2018 and 2017
(Amounts expressed in millions of United States dollars)

	2018		2017	
	Amount	%	Amount	%
SCF-LIBOR-based	$ 23,504	25.2	$ 24,450	27.4
SCF-fixed-base cost	20,682	22.1	22,531	25.3
LCF-fixed-base cost	855	0.9	947	1.1
LCF-variable	746	0.8	808	0.9
Currently available:				
Flexible Financing Facility-LIBOR-based	32,310	34.6	25,159	28.2
Flexible Financing Facility-fixed-base cost	1,721	1.8	1,526	1.7
Flexible Financing Facility-fixed-base cost local currency	374	0.4	445	0.5
Flexible Financing Facility-variable local currency	1,010	1.1	669	0.8
Non-sovereign-guaranteed-fixed	822	0.9	850	1.0
Non-sovereign-guaranteed-floating	4,167	4.5	4,494	5.0
Non-sovereign-guaranteed-local currency	468	0.5	405	0.5
Sovereign-guaranteed-concessional lending	4,709	5.0	4,639	5.2
Others	2,009	2.2	2,159	2.4
Total	$ 93,377	100.0	$ 89,082	100.0

(1) Non-sovereign-guaranteed loans to other development institutions in the amount of $214 million (2017- $153 million) are included as follows: $176 million in Flexible Financing Facility-LIBOR-based, SCF-LIBOR-based, SCF-fixed-base cost, and Others; and $38 million in Sovereign-guaranteed-concessional lending.

Of the $32,079 million undisbursed loan balances at December 31, 2018 (2017 – $31,264 million), 8% (2017 - 14%) pertains to the SCF-LIBOR-based, 60% (2017 – 74%) to the FFF-LIBOR-based, and 9% (2017 – 7%) to the NSG-floating portfolios.

The Bank uses currency and interest rate swaps in order to hedge exposures from loans where the currency or the interest rate type is not the same as that of the underlying funding. **Figure 3** displays a breakdown of loans outstanding, before swaps, by interest rate type.

FIGURE 3: LOAN OUTSTANDING BY INTEREST RATE TYPE BEFORE SWAPS(1)
December 31, 2018 and 2017


2018
LIBOR-based floating 65%
Fixed-base Cost(2) 26%
Adjustable 4%
Fixed-rate Concessional 5%
Total loans outstanding: $93,377 million
2017
LIBOR-based floating 61%
Fixed-base Cost(2) 30%
Adjustable 4%
Fixed-rate Concessional 5%
Total loans outstanding: $89,082 million

(1) Data is rounded; detail may not add up due to rounding.
(2) Includes a total of $1,051 million in fixed rate loans (2017 -$1,018 million).

Charges on Loans with Sovereign Guarantee

Loan charges are established by the Board of Executive Directors annually, or more frequently if deemed necessary, taking into consideration the trade-offs presented in the Long-Term Financial Projections (see the "Financial Risk Management—Capital Adequacy Policy—Income Management Model" section). At a minimum, the level of loan charges for sovereign-guaranteed loans should be sufficient to generate enough income so as to cover 90% of the Ordinary Capital's administrative expenses on a three-year rolling basis, adjusted for 90% of the income from the Bank's NSG operations.

For 2018, the approved lending spread and credit commission for non-concessional sovereign-guaranteed loans is 0.80% (2017– 0.85%) and 0.50% (2017– 0.50%), respectively, and there was no supervision and inspection fee. For 2019, the approved lending spread and credit commission will be 0.80% and 0.50%, respectively, and there will be no supervision and inspection fee.

A unique feature of the Bank's loan charge structure on the sovereign-guaranteed portfolio is that changes apply to substantially all the portfolio, including loans already disbursed and outstanding. As a result, the Bank has the ability to raise revenue by these means, when needed. In addition, loan charges are also approved by the Bank's borrowing member countries who ultimately incur the higher costs.

Table 4 shows loan charges prevailing during the periods indicated.

TABLE 4: LOAN CHARGES

	Lending spread %	Credit commission %	**Supervision and inspection fee %**
2016	1.15	0.50	-
2017	0.85	0.50	-
2018	0.80	0.50	-

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for NSG operations, or with a member country sovereign counter-guarantee. These guarantees are denominated in United States dollars or in local currencies.

As part of its NSG lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade finance. The political

risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to noncommercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees. Guarantee exposure is measured as the callable amount.

The Bank's Trade Finance Facilitation Program (TFFP) provides full credit guarantees without sovereign counter-guarantees on trade-finance transactions. The TFFP authorizes lines of credit in support of approved issuing banks, with an aggregate program limit of up to $1,000 million outstanding at any time.

The Flexible Guarantee Instrument (FGI) for sovereign-guaranteed operations allows for the structuring of sovereign counter-guaranteed partial credit and political risk guarantees, which can be used to support investment projects or policy- based interventions.

As of December 31, 2018, guarantees of $454 million (2017—$353 million), including $168 million issued under the TFFP (2017—$123 million), were outstanding and subject to call. Sovereign and non-sovereign guarantees exposure was $60 million (2017—$60 million) and $394 million (2017—$293 million), respectively.

Technical Assistance
In addition to loans and guarantees, the Bank provides technical assistance to its member countries both in connection with, and independent of, its lending operations. Such assistance focuses on transferring knowledge, and supports project preparation, feasibility studies, regional programs, and training. Technical assistance activities are currently funded by resources from the Ordinary Capital's special programs and the funds under the Bank's administration. In 2018, the Bank approved technical assistance for a total of $271 million (2017—$264 million), including $114 million (2017—$111 million) funded by the Ordinary Capital.

The Policy for Fee-Based Advisory and Knowledge Services, approved in 2014, allows the Bank to provide fee-based advisory and knowledge services that are not linked to the design and execution of Bank lending operations. Specific guidelines and operational requirements apply to the Bank's staff involved in providing advisory and knowledge services to the clients.

LIQUIDITY MANAGEMENT

The primary objective of the Bank's liquidity management is to preserve capital and to ensure that adequate resources are available to meet anticipated contractual obligations and ensure uninterrupted financial operations in the event the Bank were to refrain from borrowing in response to unattractive market conditions or other constraints. The Bank's liquidity management principles are set forth in **Box 3**.

BOX 3: LIQUIDITY MANAGEMENT PRINCIPLES

The primary objective in the management of the Bank's liquid assets is preservation of capital, and maintaining a portfolio of adequate size invested in high quality liquid assets to enable the Bank to meet its financial obligations without the need to access the capital markets. The secondary investment objective is to efficiently manage risk/return trade-offs of all eligible asset classes within the defined risk tolerance of the Bank, in order to help minimize the cost of carrying liquidity.

The Bank manages its liquidity through financial policies, a Strategic Asset Allocation (SAA) Framework, and investment guidelines. The Investment Resolution approved by the Board of Executive Directors provides the basic authority within which liquidity is invested. The SAA and Investment Guidelines approved by Management, provide strategic guidance for investing the Bank's liquid assets and establish the detailed operating, compliance and monitoring conditions for the implementation of the liquidity management. All are designed to ensure that the Bank assesses market and credit risks, and establishes investment constraints consistent with the Bank's level of risk tolerance. For information concerning the management of risk exposures on liquidity see the "Financial Risk Management" section.

The Bank substantially invests its liquid assets in highly rated securities and bank deposits. These instruments include obligations of highly-rated sovereign and sub-sovereign governments' agencies, multilaterals, banks and corporate entities, including asset- backed and mortgage-backed securities. The Bank also uses derivatives, mostly currency and interest rate swaps, to manage its investment portfolios. In addition, the Bank carries local currency assets to support local currency operations.

As part of its regular review cycle, the SAA was updated in 2017 and implemented with minor adjustments in 2018 under the same overall objectives and risk appetite.

Under the Bank's liquidity policy, the Bank's liquidity floor covers, at a minimum, 12 months of projected net cash requirements, after accounting for liquidity haircuts, while the liquidity ceiling is set to allow the entire yearly borrowing program to be executed in the first quarter of the year.

The policy allows Management to manage liquidity dynamically based on the Bank's expected future cash flow needs. It requires a liquidity level ranging within a band established early in the year. The Bank has remained compliant with the required liquidity levels.

Unless otherwise stated, liquidity is defined as non-borrowing countries convertible currency cash and investments, excluding assets with limited or restricted availability.

At December 31, 2018, the liquid asset portfolio totaled $31,916 million, a decrease of $875 million compared to December 31, 2017. Liquidity, as defined, was $31,715 million, within policy limits. During the year, liquidity averaged $36,259 million compared to $33,219 million in 2017.

Liquid investments (trading investments portfolio) are maintained in four distinct sub-portfolios: transactional, operational, the External Managers Program, and local currency, each with different risk profiles and performance benchmarks. The transactional portfolio is used to meet the day-to-day cash flow requirements. The operational portfolio holds the majority of the Bank's liquid holdings.

The External Managers Program focuses on the U.S. agency mortgage-backed security exposures in the trading investments portfolio. Separate investment guidelines that conform to the Bank's overall Investment Guidelines are provided to each external manager. At December 31, 2018 and 2017, the size of the program was $521 million and $511 million, respectively, or 1.63% and 1.56% of the portfolio, respectively.

The local currency assets are available to support local currency operations.

The return of the trading investments portfolio in 2018 and 2017 is shown in **Table 5**. The increase in the return of the portfolio was mainly due to rising short term interest rates in the United States.

TABLE 5: TRADING INVESTMENT PORTFOLIO[1]
December 31, 2018 and 2017
(Amounts expressed in millions of United States dollars)

Portfolio	2018		2017	
	Ending Balance	Financial Return (%) [2][3][4]	Ending Balance	Financial Return (%) [2][3][4]
Transactional	$ 1,043	2.03	$ 1,908	1.03
Operational	29,793	2.25	29,764	1.43
External Managers Program	521	2.07	511	1.39
Local currency	285	7.15	300	8.50
Others[5]	274	0.30	308	(0.16)
Overall Portfolio	$ 31,916	2.24	$ 32,791	1.38

(1) After swaps and net of payable and receivable for investment securities purchased or sold.
(2) Combined return for all currencies in each portfolio.
(3) Geometrically-linked time-weighted returns.
(4) Includes gains and losses.
(5) Investments transferred from FSO.

Performance and Exposure of the Trading Investments Portfolio
The exposure for the entire investments portfolio, excluding swaps, amounted to $32,087 million at December 31, 2018 compared to $33,296 million at December 31, 2017. The quality of the overall portfolio continues to be high, as 88.5% of the credit exposure is rated AAA[6] and AA (2017—79.2%), 2.7% carry the highest short-term ratings (A1+) (2017—11.1%), 7.3% is rated A (2017—8.1%), and 1.5% is rated below A/A1+ (2017—1.6%).

(6) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1–3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies.

Table 6 shows a breakdown of the trading investments portfolio at December 31, 2018 and 2017 by major security class together with unrealized gains and losses included in Income from Investment-Net gains (losses), on securities held at the end of the respective year.

TABLE 6: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
December 31, 2018 and 2017
(Expressed in millions of United States dollars)

| | 2018 | | 2017 | |
| | Fair Value[1] | Unrealized Gains (Losses) | Fair Value[1] | Unrealized Gains (Losses) |
Security Class				
Obligations of the United States Government and its corporations and agencies	$ 1,730	$ 11	$ 3,088	$ (14)
U.S. Government-sponsored enterprises	547	(2)	473	2
Obligations of non-U.S. governments	4,932	-	6,856	(4)
Obligations of non-U.S. agencies	9,612	8	9,238	(20)
Obligations of non-U.S. sub-sovereigns	3,167	8	2,440	(7)
Obligations of supranationals	1,131	2	2,273	(2)
Bank obligations	9,226	(8)	7,392	(5)
Corporate securities	1,710	(2)	1,392	-
Mortgage-backed securities	8	-	115	5
Asset-backed securities	24	(2)	29	2
Total trading investments	32,087	15	33,296	(43)
Currency and interest rate swaps - investments-trading	22	(29)	(267)	51
Total	$ 32,109	$ (14)	$ 33,029	$ 8

(1) Includes accrued interest of $169 million (2017 - $142 million) and $(67) million (2017 - $(75) million), presented in the Balance Sheet under Accrued interest and other charges-on investments and Accrued interest and other charges-on swaps-net, respectively.

Contractual Obligations
In the normal course of business, the Bank enters into various contractual obligations that require future cash payments, the most significant of which relate to the repayment of borrowings. **Table 7** presents borrowings by remaining maturity as of December 31, 2018.

TABLE 7: CONTRACTUAL OBLIGATIONS
December 31, 2018
(Expressed in millions of United States dollars)

	One year or less	2 to 3 years	4 to 5 years	More than 5 years	Total
Borrowings[1]	$ 16,349	$ 31,511	$ 23,524	$ 19,186	$ 90,570

(1) Amounts are before swaps and contractual interest.

In addition, the Bank has a number of other obligations to be settled in cash, including leases, undisbursed loans, payable for currency and interest rate swaps, Payable for investment securities purchased, Payable for cash collateral received, Due to IDB Grant Facility, and pension and postretirement benefit obligations.

SOURCES OF FUNDS

Equity
Equity at December 31, 2018 was $32,929 million compared with $32,247 million at December 31, 2017. The increase of $682 million reflects Net income of $842 million, a $77 million reclassification of Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk, due to a new accounting standard implemented in 2018, offset by a $50 million distribution to the shareholders of the Bank for concurrent contribution to the IIC on

behalf of the Bank's shareholders recorded as a dividend, and $195 million recognition of changes in assets/liabilities under retirement benefit plans.

The Bank's equity base plays a critical role in securing its financial objectives, enabling the Bank to absorb risk out of its own resources without significantly affecting its lending capacity and avoiding the need of a possible call on callable capital stock.

In 2017, the Board of Executive Directors approved a proposal to replace its previous borrowing limit policy with a non-risk based leverage limit based on the Debt-to-Equity ratio, which will complement the current risk-based capital constraint. The proposed ratio is aligned with evolving best practices in financial institutions, transparent, easy to compute, credit rating supportive, and cohesive with the Bank's financial and risk management frameworks boundaries of the Bank's Capital Adequacy Policy Mandate and the Bank's financial policy framework.

The Debt-to-Equity ratio will use gross debt, as opposed to net debt, to facilitate its comparability with other MDBs. "Total Equity" is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings minus borrowing countries' local currency cash balances and accumulated other comprehensive income. The Debt-to-Equity ratio has a maximum limit, whereby the Bank cannot exceed 4.0x of equity. **Table 8** presents the composition of the Debt-to-Equity ratio at December 31, 2018 and 2017.

TABLE 8: TOTAL DEBT-TO-EQUITY RATIO
December 31, 2018 and 2017
(Amounts expressed in millions of United States dollars)

	2018	2017
Borrowings outstanding after swaps and guarantee exposure	$ 92,945	$ 89,985
Equity		
Paid-in capital stock	11,851	11,851
Capital subscriptions receivable	(6)	(6)
	11,845	11,845
Less: Receivable from members	822	807
Retained earnings:		
General reserve	19,341	18,644
Special reserve	2,565	2,565
	32,929	32,247
Minus:		
Borrowing countries' local currency cash balances	389	440
Accumulated other comprehensive income	460	539
Total Equity	$ 32,080	$ 31,268
Total Debt-to-Equity Ratio	**2.9**	**2.9**

Figure 4 presents the changes in the Debt-to-Equity ratio during the last five years.

FIGURE 4: TOTAL DEBT-TO-EQUITY RATIO



Capitalization

Shareholders' support for the Bank is reflected in the capital backing it has received from its members. At December 31, 2018, subscribed capital stock, net of subscriptions receivable, was $170,934 million, of which $6,033 million is paid-in, $5,812 million is additional paid-in capital, and $164,901 million is callable.

Paid-in and callable capital stock subscriptions are payable as follows:

Paid-in Capital Stock: Each subscription to paid-in capital stock has been paid, in whole or in part, in United States dollars or the currency of the respective member country. In the case of most payments made in the currency of the respective member country, the member country has made arrangements satisfactory to the Bank to assure that, subject to the provisions of the Agreement, its currency will be freely convertible (or the member country has agreed to convert its currency on behalf of the Bank) into the currencies of other countries for the purposes of the Bank's operations. The Bank has accepted non-negotiable, non-interest-bearing demand obligations in lieu of the immediate payment of all or a part of the member's subscription to the paid-in capital stock. Under the Agreement, such obligations are accepted where currencies are not required for the Bank's operations.

Additional Paid-in Capital Stock: Effective January 1, 2017, all assets and liabilities of the FSO were transferred to the Bank pursuant to the Board of Governors' approval for such transfer. The transfer neither increased the Bank's capital stock shares or subscriptions by member countries, nor did it impact the nominal values of the Bank's existing capital stock or voting rights. As a result, Additional paid-in capital (APIC) amounting to $5,812 million was recorded as a new component of the Bank's equity. APIC represents an increase to the value of the members' existing equity shares in the Bank. In the unlikely event of a member withdrawal or termination of the Bank's operations, APIC would be subordinate to the Bank's paid-in capital; it would not be subject to the Retained earnings allocation; and would be distributed to the Bank's shareholders based on their respective shares of the FSO net assets transferred.

Callable Capital Stock: The callable portion of the capital stock subscriptions is subject to call only when required and to the extent necessary to meet the obligations of the Bank on borrowings of funds or guarantees. In the event of a call, payment may be made at the option of the member in gold, United States dollars, fully convertible currency of the member country or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. Calls are required to be uniform, but obligations of the members of the Bank to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required on any such call to pay more than the unpaid balance of its capital stock subscription. No call has ever been made on the Bank's callable capital stock. Total callable capital by Standard & Poor's (S&P) country rating is shown on **Table 9.**

TABLE 9: CALLABLE CAPITAL BY S&P COUNTRY RATINGS[7]
December 31, 2018 and 2017
(Expressed in millions of United States dollars)

Country Rating	2018		2017	
AAA	$	11,925	$	11,925
AA+		50,027		50,027
AA		5,261		5,261
AA-		260		-
A+		13,450		13,710
A-		3,242		-
BBB+		15,270		18,512
BBB		6,004		6,004
BBB-		5,236		5,237
BB+		422		341
BB		751		21,080
BB-		22,958		3,463
B+		753		19,494
B		19,838		1,095
B-		2,695		1,193
CCC+		-		976
D		5,569		-
SD		225		5,568
N.R[1]		1,015		1,015
Total	$	164,901	$	164,901

(1) Sovereigns not rated by S&P.

At December 31, 2018, the total subscription of the United States, the Bank's largest shareholder, was $54,237 million, of which $1,813 million is paid-in capital stock, $2,923 million is additional paid-in capital and the remainder constitutes callable capital stock. Of the United States' callable capital stock subscription of $49,501 million, $3,800 million had been fully authorized and appropriated, without fiscal year limitation, by United States legislation, and no further appropriation is necessary to enable the Secretary of the Treasury to pay this amount if any part were to be called to meet obligations of the Bank. The balance of the United States' callable capital stock subscription, $45,701 million, has been authorized by the United States Congress but not yet appropriated. In 1979, in connection with the United States' subscription to an increase in the callable capital stock, the Bank obtained an opinion of the General Counsel of the Treasury stating that appropriations were not legally required to back subscriptions to such callable capital stock unless and until payment was required of the United States on a call made by the Bank. The opinion further states that an appropriation is not required to make United States callable capital stock subscriptions, authorized by United States legislation, binding obligations backed by the full faith and credit of the United States, and that an obligation contracted by the United States pursuant to a Congressional grant of authority for constitutional purposes is fully binding on the United States notwithstanding that a future appropriation might be necessary in order to fund that obligation.

Capital Increase: On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, subscribed by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million was paid-in capital stock and the remainder constituted callable capital stock.

On February 29, 2016, the effective date of the fifth and last installment, 1,160,644 shares in the amount of $14,001 million were made effective ($340 million paid-in; $13,661 million callable). Since then, all of the paid-in capital related to the IDB-9 has been collected and all of the callable capital has become effective.

Borrowings
The Bank raises funds in the international capital markets primarily through the issuance of debt securities. To diversify its sources of funding, the Bank issues its debt securities in various currencies, maturities, formats, and structures to meet the needs of global institutional and retail investors. Under the Agreement, the Bank may borrow

(7) Represents the countries' S&P long-term sovereign foreign currency credit ratings.

only with the approval of the member country in whose markets the debt securities are sold and the member country in whose currency the borrowings are denominated. In addition, the Bank is required to obtain the agreement of each such member country that the proceeds may be exchanged by the Bank for the currency of any other member country without restriction.

The Bank also has a short-term borrowing program (including the Discount Note Program and a newly implemented Deposits Program for borrowing member Central Banks and Official Institutions). Discount notes are issued in amounts of not less than $100,000 and maturities of no more than 360 days. Deposits are denominated only un US dollars with maturities up to 30 days, and are available only to borrowing member Central Banks and Official Institutions. This funding program is used to manage short-term cash flow needs.

The Bank's borrowing policy is summarized in **Box 4.**

BOX 4: BORROWING POLICY

Until 2016, the IADB limited its Net Borrowings to the callable capital stock of its non-borrowing member countries (the United States' share of such capital stock was 60.1% with the balance from Canada, Japan and the other non-regional members). In 2017, the Board of Executive Directors approved a proposal to replace its previous borrowings limits policy with a non-risk based leverage limit based on the Debt-to-Equity Ratio, which will complement the current risk-based capital constraint.

The Bank uses derivatives, mostly currency and interest rate swaps, for economic hedging purposes as part of its liability management to achieve the desired currency composition and interest rate structure as well as to lower its funding costs. The Bank closely monitors and regulates its activities with dealers and counterparties (see the "Financial Risk Management—Credit Risk—Commercial Credit Risk" section). The amount and timing of the Bank's borrowings are determined in part by loan disbursements, maturing debt and liquidity levels (see the "Liquidity Management" section).

At December 31, 2018 and 2017, short-term borrowings consist of U.S. dollar denominated discount notes and deposits. **Table 10** presents information about the Bank's short-term borrowing operations.

Repurchase and resale agreements

As another way to manage the Bank's short-term cash needs, we have entered in repurchase and/or resale agreements starting on 2018. In a repurchase, or repo, agreement, the Bank transfers securities to a repo counterparty in exchange for cash and concurrently agrees to repurchase those securities at a future date for an amount equal to the cash exchanged plus a stipulated interest factor. In a resale or reverse repo agreement, the Bank buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date. The Bank enters into short-term repurchase and resale agreements as money market instruments for the Bank's liquid asset investment portfolio and for the management of liquidity in general. All repurchase and resale agreements are carried at face value, which approximate fair value due to their short-term nature and minimal credit risk. All contracts are subject to a maximum maturity of 3 months.

TABLE 10: SHORT TERM BORROWINGS
December 31, 2018 and 2017
(Amounts expressed in millions of United States dollars)

	2018		2017	
Balance at year-end	$	1,142	$	1,143
Average daily balance during the year		1,236		817
Maximum month-end-balance		1,502		1,459
Weighted average rate at the end of the year		2.37%		1.30%
Weighted average rate during the year		1.94%		0.93%

Medium- and long-term borrowing operations for 2018 and 2017 are summarized in **Table 11.** In 2018, the proceeds from medium- and long-term debt raised directly in financial markets amounted to $19,524 million compared to $18,868 million in 2017.

TABLE 11: SUMMARY OF MEDIUM AND LONG-TERM BORROWING OPERATIONS
For the years ended December 31, 2018 and 2017
(Amounts expressed in millions of United States dollars)

	2018	2017
Total medium- and long- term borrowings[(1)]	$ 19,524	$ 18,868
Average life (years)[(2)]	5.2	5.1
Number of transactions	114	88
Number of currencies	14	10

(1) Represents proceeds on a trade date basis.
(2) Average life calculated considering the time to the next call date.

Borrowings raised in any given year are used for general operations, including loan disbursements and refinancing of maturing debt. In 2018, the Bank executed three strategic benchmark global bond issues denominated in United States dollars with three, five and ten year maturities for a combined amount of $10,550 million. Borrowings denominated in borrowing member country currencies in the aggregate amount of $236 million were issued (2017—$160 million), composed of: Mexican pesos - $143 million, Brazilian reais - $75 million, Peruvian soles - $9 million, Colombian pesos - $9 million (2017—Brazilian reais—$56 million; Colombian pesos - $10 million and Mexican pesos - $94 million). In addition, the Bank transacted various bonds denominated in Australian dollars, British pounds, Indian rupees, Indonesian rupiahs, New Turkish liras, New Zealand dollars, and United States dollars. New medium- and long-term borrowings by currency for 2018, as compared to 2017, are shown in **Figure 5.**

FIGURE 5: NEW BORROWINGS BY CURRENCY[(1)]
For the years ended December 31, 2018 and 2017


2018
New Zealand dollars 3%
Others 4%
British pounds sterling 7%
Australian dollars 5%
United States dollars 81%
2017
New Zealand dollars 1%
Others 6%
British pounds sterling 2%
Australian dollars 5%
United States dollars 86%

(1) Includes medium- and long-term borrowings, excluding swaps, and represents proceeds on a trade date basis.

Medium- and long-term borrowings outstanding by currency as of December 31, 2018 and 2017 are shown in **Table 12.**

TABLE 12: OUTSTANDING BORROWINGS BY CURRENCY[1]
December 31, 2018 and 2017
(Expressed in millions of United States dollars)

Currency	2018	2017
Australian dollars	$ 6,993	$ 7,952
Brazilian reais	246	348
British pounds	2,258	1,014
Canadian dollars	1,276	1,373
Colombian pesos	34	28
Euro	40	350
Indian rupees	369	325
Indonesian rupiahs	918	1,047
Japanese yen	98	121
Mexican pesos	657	513
New Turkish liras	469	325
New Zealand dollars	906	338
Peruvian soles	9	-
South African rands	25	28
Swedish krona	45	-
Swiss francs	509	513
United States dollars	74,074	72,773
Total	$ 88,926	$ 87,048

(1)   Medium- and long-term borrowings net of unamortized discounts and debt issuance costs (before swaps and fair value adjustments).

The Bank may retire its debt earlier than the maturity date. For example, debt may be repurchased to facilitate secondary market liquidity and bonds may be called to reduce the cost of borrowing. During 2018, the Bank early retired $91 million of its borrowings (2017—$60 million).

Use of Derivatives: The Bank may enter into currency and interest rate swaps contemporaneously with borrowing transactions in order to convert the proceeds mostly into United States dollars and floating rate funding to meet its loan disbursement obligations. In 2018, all the new borrowings, as applicable, were swapped into United States dollars at floating rates. **Figures 6 and 7** illustrate the effect of swaps on both the interest rate structure and currency composition of the medium- and long- term borrowing portfolio at December 31, 2018. More detailed information with respect to the Bank's borrowings and related derivatives is contained in Notes I, J, K, L, M and Schedule I-3 to the financial statements.

FIGURE 6: EFFECTS OF SWAPS ON INTEREST RATE STRUCTURE OF OUTSTANDING BORROWINGS[1]
December 31, 2018



(1)   Medium- and long-term borrowings only.

Figure 7: EFFECTS OF SWAPS ON CURRENCY COMPOSITION OF OUTSTANDING BORROWINGS[1]
December 31, 2018



(1)   Medium- and long-term borrowings only.

RESULTS OF OPERATIONS

Operating Income

Operating income includes the net interest income on earning assets and the income contribution of the Bank's equity, other loan income, net investment gains, the provision for loan and guarantee losses and net non-interest expense. **Box 5** displays the most significant elements of the Bank's Operating Income and the related influences on the results. **Table 13** shows the breakdown of Operating Income during the last three years

BOX 5: OPERATING INCOME ELEMENTS AND SIGNIFICANT INFLUENCES	
Elements	**Significant influences**
Loan interest income	Loan volumes, lending spreads, and interest rate environment.
Borrowing expenses	Interest rate environment, including changes in LIBOR.
Net investment gains (losses)	Mark-to-market gains or losses on the Bank's trading investments portfolio which are driven by external factors such as: the interest rate environment, and credit spreads within the liquid asset portfolio.
Net non-interest expense	Increase or decrease in administrative expenses driven by staff costs, including higher or lower pension and postretirement benefit costs and special programs.
Provision for loan and guarantee losses	Risk assessment of non-sovereign borrowers and the related probability of default and Loss given default.

TABLE 13: OPERATING INCOME
For the years ended December 31, 2018, 2017 and 2016
(Expressed in millions of United States dollars)

	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Loan interest income[1]	$ 2,941	$ 2,419	$ 2,237	$ 522	$ 182
Investment interest income [1]	863	487	286	376	201
Other interest income	1	12	23	(11)	(11)
	3,805	2,918	2,546	887	372
Less:					
Borrowing expenses[1][2]	2,255	1,223	797	1,032	426
Net interest income	1,550	1,695	1,749	(145)	(54)
Other loan income	116	116	128	-	(12)
Net investment gains (losses)	(38)	1	35	(39)	(34)
Other expenses:					
Provision (credit) for loan and guarantee losses	(35)	27	142	(62)	(115)
Net non-interest expense[3]	911	883	824	28	59
Operating Income	$ 752	$ 902	$ 946	$ (150)	$ (44)

(1) Amounts on an after swap basis.
(2) In 2017, the Bank recognized non-recurring gains of approximately $81 million related to the unwinding of certain borrowing swaps for equity duration management purposes, which did not occur in 2018.
(3) Effective January 1, 2018, the Bank adopted a new accounting standard that required the other components of net pension benefit costs to be presented separately from the service cost component, and outside of Operating income. The related 2017 and 2016 amounts were adjusted to conform to the 2018 presentation. See Note B – Summary of Significant Accounting Policies for a full description.

Operating Income
Year 2018 versus 2017: The decrease in Operating Income was mainly due to lower net interest income, an increase in net investment losses, as well as higher net non-interest expense; which were offset by a decrease in the provision (credit) for loan and guarantee losses.

Year 2017 versus 2016: The decrease in Operating Income was mainly due to a decrease in both net interest income and net investment gains (losses), as well as higher net non-interest expense, which was offset by a decrease in the provision for loan and guarantee losses.

Net Interest Income
Year 2018 versus 2017: The decrease in net interest income was mostly due to: (i) the recognition in 2017 of non-recurring gains of approximately $81 million related to the unwinding of certain borrowing swaps for equity duration management purposes, which did not occur in 2018, (ii) a reversal of loan interest income of approximately $60 million and the non-recognition of approximately $48 million, due to Venezuela's loans placed in non-accrual status, and; (iii) a reduction of sovereign-guaranteed fees from 0.85% to 0.80% in 2018.

Year 2017 versus 2016: The decrease in net interest income was mostly due to a decrease in sovereign-guaranteed fees approved by the Board of Directors for its sovereign guaranteed operations effective January 1 2017, and higher borrowing expenses due to increases in market interest rates, offset by the recognition of realized gains of approximately $81 million related to the unwinding of certain borrowing swaps for equity duration management purposes, as a result of the transfer of loans from the FSO, an additional $61 million of interest income from concessional loans, and a larger loan portfolio.

The average interest earning asset and interest bearing liability portfolios, after swaps, and the respective returns and costs for 2018, 2017, and 2016 are shown in **Table 14.**

TABLE 14: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
For the years ended December 31, 2018, 2017 and 2016
(Amounts expressed in millions of United States dollars)

	2018		2017		2016	
	Average Balance	Return/Cost %	Average Balance	Return/Cost %	Average Balance	Return/Cost %
Loans[1]	$ 90,029	3.27 [6]	$ 87,325	2.77	$ 79,831	2.80
Liquid investments[2][3]	37,233	2.24	34,297	1.38	34,205	0.92
Total earning assets	$ 127,262	2.97	$ 121,622	2.38	$ 114,036	2.24
Borrowings	$ 93,375	2.42	$ 88,552	1.38 [5]	$ 86,617	0.92
Net interest margin[4]		1.22 [6]		1.39 [5]		1.53

(1) Excludes loan fees.
(2) Geometrically-linked time-weighted returns.
(3) Includes realized / unrealized gains and losses.
(4) Represents net interest income as a percent of average earning assets, after swaps.
(5) In 2017, the Bank realized gains of approximately $81 million related to the unwinding of certain borrowing swaps for equity duration management purposes, which did not occur in 2018. Excluding these gains, the cost of borrowings and the net interest margin would have been 1.47% and 1.32%, respectively, as of December 31, 2017.
(6) In 2018, loans to the Republic of Venezuela were placed in non-accrual status, resulting in the reversal of interest income amounting to $60 million and the non-recognition of loan interest income of $48 million. Including this interest income, the return on loans and the net interest margin would have been 3.39% and 1.30%, respectively.

Net Investment Gains (Losses)

Year 2018 versus 2017: Net mark-to-market investment losses were mainly due to the offsetting effect from rising interest rates and mixed credit and swap spreads.

Year 2017 versus 2016: Net mark-to-market investment gains were mainly due to the tightening of credit spreads.

Provision (credit) for Loans and Guarantee Losses

Year 2018 versus 2017: The decrease was mainly the result of repayments and improvements in the conditions of certain loans in the non-sovereign-guaranteed portfolio, partially offset by an increase in the specific and collective loan loss allowance of the sovereign-guaranteed portfolio.

Year 2017 versus 2016: The decrease in the provision for loan losses was mainly due to the collections of certain NSG loans previously classified as impaired, partially offset by increased provisions for other impaired NSG loans.

Net Non-interest Expense

The main components of net non-interest expense are presented in **Table 15.**

Year 2018 versus 2017: Net non-interest expense increased mainly due to an increase in the service cost component of the net pension benefit costs.

Year 2017 versus 2016: Net non-interest expense increased mainly due to no longer allocating 3% of certain administrative expenses to the FSO, and an increase in special programs.

TABLE 15: NET-NON-INTEREST EXPENSE
For the years ended December 31 2018, 2017 and 2016
(Expressed in millions of United States dollars)

	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Administrative expenses					
Staff costs[2]	$ 515	$ 491	$ 471	$ 24	$ 20
Consultant fees	130	134	128	(4)	6
Operational travel	28	28	25	-	3
Other expenses	171	166	153	5	13
Total gross administrative expenses	844	819	777	25	42
Less:					
Share of Fund for Special Operations[1]	-	-	(20)	-	20
Net administrative expenses	844	819	757	25	62
Service fee revenues	(20)	(19)	(13)	(1)	(6)
Special programs	107	104	91	3	13
Other income	(20)	(21)	(11)	1	(10)
Net non-interest expense	$ 911	$ 883	$ 824	$ 28	$ 59

(1) During 2016, the Bank allocated administrative expenses between the Ordinary Capital and the FSO in accordance with an allocation percentage approved by the Board of Governors. Such allocation was discontinued on January 1, 2017 due to the transfer of all FSO's assets and liabilities to the Bank.

(2) Effective January 1, 2018, the Bank adopted a new accounting standard that required the other components of net pension benefit costs to be presented separately from the service cost component, and outside of Operating income. The related 2017 and 2016 amounts were adjusted to conform to the 2018 presentation. See Note B – Summary of Significant Accounting Policies for a full description.

Core Operating Income (Non-GAAP Measure)

Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, non-recurring gains related to financial derivatives operations, as well as the provision for loan and guarantee losses. **Table 16** displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

TABLE 16: CORE OPERATING INCOME
For the years ended December 31, 2018, 2017 and 2016
(Expressed in millions of United States dollars)

Core Operating Income (Non-GAAP Measure)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Operating Income (Reported)	$ 752	$ 902	$ 946	$ (150)	$ (44)
Less:					
Net investment gains (losses)	(38)	1	35	(39)	(34)
Non-recurring gains related to financial derivatives operations	-	81	-	(81)	81
Add:					
Provision (credit) for loan and guarantee losses	(35)	27	142	(62)	(115)
Core operating income	$ 755	$ 847	$ 1,053	$ (92)	$ (206)

Management considers core operating income as a useful measure of the Bank's operations. Changes in core operating income are driven mainly by changes in the Bank's approved sovereign-guaranteed fees and the impact of changes in interest rates, as well as changes in net non-interest expense. During 2018, core operating income changes have been mostly related to a reduction of sovereign-guaranteed fees, the reversal of loan interest income due to the Republic of Venezuela's loans placed in non-accrual status, and an increase of net-non-interest expense.

FINANCIAL RISK MANAGEMENT

As part of its development mandate, the Bank is exposed to a variety of risks including credit risk (loan portfolio or country credit and commercial credit); market risks (interest rate, spread and exchange rate); liquidity risk (funding and liquidation); pension risk; and operational risk.

Governance
The Bank conducts its operations within a framework of financial and risk management policies, uses only specifically authorized financial instruments and follows a well-defined risk management decision-making process.

The Bank manages its risks in accordance with the Agreement, and such other policies as are approved by its Board of Governors, its Board of Executive Directors and the Finance Committee composed of members of Management. The Bank's Risk Management Office reports to the Executive Vice President, and consists of four risk management units, which are responsible for capital adequacy/asset-liability management, treasury risk, credit risk, and financial controls/operational risk, respectively. The Asset Liability Management Committee (ALCO) is the forum to consider risk and financial management issues. This includes asset/liability management, capital adequacy assessments, financial products (lending, investment, funding, etc.) review and planning, treasury risk management, credit risk management, capital markets (i.e., funding and investments) analysis, liquidity management, and loan management.

Credit Risk
Credit risk is the potential loss that could result from the default of borrowers (loan portfolio credit risk or country credit risk) or from the default of investment, trading or swap counterparties (commercial credit risk).

Loan Portfolio Credit Risk: Loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/ or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower. The Bank manages credit risk in its loan portfolio through: i) its overall lending limitation, ii) a comprehensive CAP (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), iii) a policy for the treatment of non-performing loans, and iv) a policy for the maintenance of a loan loss allowance, among others.

The credit quality of the sovereign-guaranteed lending portfolio as of December 31, 2018 and 2017 as represented by the long-term foreign currency credit ratings assigned to each borrowing country by S&P, is depicted in **Figure 8.**

FIGURE 8: CREDIT QUALITY OF SOVEREIGN-GUARANTEED LENDING EXPOSURE REFLECTED IN RATING OF BORROWING MEMBER COUNTRIES [1] [2]
December 31, 2018 and 2017



(1) Data is rounded; detail may not add up due to rounding.
(2) After consideration of EEA agreements.

Compared to December 31, 2017, **Figure 8** shows that the relative amount of lending exposure to sovereign borrowers rated at B+ to B- and SD increased 3.8% and 0.3%, respectively in 2018, while the lending exposure to sovereign borrowers rated at investment grade, BB+ to BB-, CCC+ to CC decreased 0.1%, 1.4% and 2.6% respectively in 2018. Note that the weighted average credit quality of the Bank's sovereign lending exposure as of December 31, 2018 remained at the BB level.

Taking into consideration the regional nature of the Bank's operations and the relative sizes of the economies of its borrowing members, the Bank expects to consistently have a concentrated portfolio. As shown in **Figure 9**, from 2017 to 2018, the lending exposure concentration held by the five largest borrowers decreased from 61.1% to 60.6%.

FIGURE 9: CONCENTRATION OF SOVEREIGN-GUARANTEED LENDING EXPOSURE [1] [2]
December 31, 2018 and 2017



(1)   Data is rounded; detail may not add up due to rounding.
(2)   After consideration of EEA agreements.

The Bank and other regional multilateral development banks (MDB) explored ways to reduce SG portfolio concentration. The Bank has taken the following measures to address its concentration of credit risk:

Sovereign-Guaranteed Single Borrower Limits: Since 2015, the Board of Executive Directors approved a two-tiered exposure-based single borrower limit policy (i.e., Country Limits) for its sovereign-guaranteed credit portfolio. This policy measures the Bank's credit concentration based on its exposure at default, and limits it through a mechanism with thresholds of different nature and level named "Hard Limit" and "Soft Limit". All Borrower Member Countries (BMCs) are conditioned by both limits, with the exception of Brazil for whom the "Soft Limit" (lower limit) is not currently binding. If the "Hard Limit" is surpassed by a BMC, the subsequent year flow of new approvals for such particular BMC is reduced to an amount no greater than the scheduled amount of debt repayment. If only the "Soft Limit" is exceeded, the BMC in breach could have access to additional lending subject to a premium determined to compensate the marginal cost of capital incurred by the Bank on this additional lending and based on country risk considerations. Such risk-based price differentiation mechanism will also enable the Bank to accumulate additional resources to quickly offset the impact that exposure beyond the soft limit entails on the Bank's capital position. Although no significant changes of the current portfolio composition are anticipated, the framework is expected to contribute over time to further portfolio diversification.

Exposure Exchange Agreement: In November 2015, the Board of Executive Directors authorized Management to reduce the Bank's loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other MDBs, and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential non-accrual events between MDBs for exposures from borrowing countries in which a MDB is concentrated, to countries in which the MDB has no, or low, exposure.

In 2015, the Bank entered into an EEA with certain other MDBs pursuant to which it also executed two bilateral EEA transactions within Bank limits, which require such transactions to remain within 10% of the outstanding loan balance of the SG portfolio and, individual country exposures not exceeding the Bank's 10th largest SG exposure. Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received).

As of December 31, 2018 and 2015 (year of inception), the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

TABLE 17: EXPOSURE EXCHANGE AGREEMENT TRANSACTIONS
December 31, 2018 and 2015

		EEA Seller	
		S&P Rating	
Country	Amount	As of December 31, 2018	As of December 31, 2015
Angola	$ 85	B-	B+
Armenia	118	BB-	B+
Bosnia & Herzegovina	99	B	B
Egypt	720	B	B-
Georgia	97	BB-	BB-
Indonesia	535	BBB-	BB+
Jordan	144	B+	BB-
Macedonia	130	BB-	BB-
Montenegro	116	B+	B+
Morocco	990	BBB-	BBB-
Nigeria	95	B	B+
Pakistan	276	B	B-
Serbia	195	BB	BB-
Tunisia	990	B	BB-
Turkey	311	B+	BB+
Total	$ 4,901		

		EEA Buyer	
		S&P Rating	
Country	Amount	As of December 31, 2018	As of December 31, 2015
Argentina	$ 750	B	SD
Bolivia	92	BB-	BB
Brazil	820	BB-	BB+
Chile	66	A+	AA-
Colombia	397	BBB-	BBB
Costa Rica	43	B+	BB
Dominican Republic	460	BB-	BB-
Ecuador	1,066	B-	B
Mexico	800	BBB+	BBB+
Panama	207	BBB	BBB
Trinidad & Tobago	200	BBB+	A
Total	$ 4,901		

No non-accrual events have occurred since inception. The Bank continues to expect full recovery of all its sovereign-guaranteed exposures.

Lending Limitation: The Bank's Agreement limits the total amount of outstanding loans and guarantees to the subscribed capital (including callable capital), plus reserves and surplus, exclusive of income assigned to certain reserves. However, the Bank's lending capacity is also limited by its financial policies.

Capital Adequacy Policy (CAP): The Bank's CAP consists of a CAP mandate (Mandate) and regulations that determine capital requirements for credit and market risks in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating and includes the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank's lending capacity.

Box 6 includes the Bank's Mandate as approved by its Board of Governors in 2014.

BOX 6: CAPITAL ADEQUACY POLICY MANDATE

"The Bank provides funding at competitive pricing for projects in Latin American and Caribbean countries with and without a sovereign guarantee. Based on the limited number of borrowing member countries and the distribution of economic activity in the Region, the Bank operates with high single-borrower concentration. In addition, the Bank stands ready to support the Region during a downturn, i.e., continuing lending during a regional crisis.

Therefore, the Bank shall establish regulations, policies, guidelines, and related initiatives, including the definition of appropriate capital buffers, to maintain its firm financial footing and ensure a long-term foreign-currency credit rating of triple-A (or equivalent) level, with all major credit rating agencies. These regulations, policies, guidelines, and related initiatives shall adhere to international best practices for financial risk management, in particular those adopted by similarly rated regional and multilateral development financial institutions. The Bank shall maintain its commitment under the 9th General Capital Increase to provide preferential support to small and vulnerable countries in Latin America and the Caribbean."

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans. Specific risk limits in terms of capital requirements for investments and derivatives are included that enables Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors.

Income Management Model: The Bank's IMM establishes the rules for: i) capital accumulation consistent with the Bank's capital adequacy policy; and, ii) minimum level of loan charges on sovereign-guaranteed loans, which requires that, at a minimum, the income from loan charges for sovereign-guaranteed loans, plus 90% of the loan charge income from the Bank's NSG operations, be sufficient to cover 90% of the Ordinary Capital's administrative expenses on a three-year rolling basis. As such, it relates annual decisions on the uses of Ordinary Capital income with the trade-offs associated with the inter-relations of various parameters, such as: the level of loan charges; the annual lending capacity and disbursement programs; the annual level of administrative expense budget; and annual transfers of income. The IMM provides the Board of the Executive Directors and Management with a methodology to review these parameters in an integrated and simultaneous fashion, and provides for guiding principles and clear rules to direct equity accumulation to meet with its CAP Mandate.

Enhanced Lending Capacity: Consistent with the rules of the IMM and the definition of the Sustainable Lending Level (SLL), in 2017 the Board of Directors approved a series of rules to allocate a portion of its capital reserve to allow the Bank to increase the SG lending envelope above the SLL in a given year, in order to meet the lending needs of its borrowing member countries in times of stress.

When the Bank intends to lend above its SLL, it will need to determine whether enough Enhanced Lending Capacity is available to accommodate increased lending volume. To deploy the resources available in the Enhanced Lending Capacity, the Board of Directors approved a new lending category called Special Development Lending as a permanent lending category of the Bank.

Non-performing Loans: Except for NSG loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. The treatment of non-performing sovereign-guaranteed loans is summarized in **Table 18.**

TABLE 18: TREATMENT OF NON-PERFORMING SOVEREIGN-GUARANTEED LOANS

30 days after loan due date	The Bank suspends disbursements on the loan in arrears and all other loans to the borrower. The Bank informs the guarantor of the arrears by the borrower and requests prompt payment of the amount in arrears. No loan contract with any borrower in the country in question is signed by the Bank and no loan proposal is approved.
120 days after loan due date	The Bank suspends disbursements on all loans to the guarantor and to other borrowers guaranteed by the same guarantor, if the guarantor fails to pay the amounts due.
180 days after loan due date	The Bank places in non-accrual status all loans for the country in question of which the government, the central bank or any government entity is a borrower or guarantor, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. Placement in non-accrual status implies a reversal of all accrued income to date and no further income accumulation until all pending amounts are received. All Bank missions to the country intended for programming, preparing or processing of loans are suspended.

If loans made to a member country funded with resources of certain other funds owned or administered by the Bank are non-performing, all loans made to or guaranteed by that member government are also considered non-performing. The Bank maintains a continuous dialogue with its borrowers to ensure prompt payment on all of its loans.

In the case of NSG loans, the Credit Risk Committee, chaired by the Chief Risk Officer, determines when the loan is classified in non-accrual status, which can happen anytime between 30 and 90 days of being overdue, or earlier when Management has doubts of its future collectability.

Loan and Guarantee Loss Allowances: Since its incorporation, the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio and has collected the full principal and interest due on all its sovereign-guaranteed loans, with only six borrowing countries having been placed in non-accrual status for varying times. The maximum aggregate balance in non-accrual has never exceeded 8% of total loans outstanding. Because of the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid. **Table 19** displays information related to the countries, the periods of time, and the maximum amounts of sovereign-guaranteed loans that have been placed in non-accrual status throughout the Bank's history.

TABLE 19: HISTORICAL DATA OF COUNTRIES IN NON-ACCRUAL STATUS
As of December 31, 2018
(Amounts expressed in millions of United States dollars)

Country	In Non-Accrual	Out of Non-Accrual[1]	Days	Maximum Outstanding Loan Balances[2]
Panama	29-Mar-88	18-Mar-92	1,450	$ 320
Nicaragua	11-May-88	17-Sep-91	1,224	78
Peru	1-Mar-89	17-Sep-91	930	674
Honduras	4-Dec-89	6-Jul-90	214	223
Suriname	10-Nov-92	23-Dec-92	43	12
Suriname	9-Nov-93	14-Feb-94	97	13
Suriname	13-Dec-00	6-Jun-01	175	27
Panama[3]	Mar-88	Mar-92	1,450	198
Peru[3]	Feb-89	Feb-91	942	267
Suriname[3]	Oct-93	Feb-94	123	2
Suriname[3]	Dec-00	Jun-01	175	2
Venezuela	14-May-18	[4]	231	2,011

(1) Repayment dates.
(2) Maximum outstanding loan balance as of any given year-end during the period the country was in non-accrual.
(3) Due to the transfer of net assets from the FSO in 2017, countries that have been in non-accrual while the FSO had operations have been included.
(4) Continues in non-accrual as of the date of this Information Statement.

The Bank maintains allowances for loan and guarantee losses to recognize the probable losses inherent in its loan and guarantee portfolios, primarily related to NSG operations. At December 31, 2018, the Bank has SG and NSG loans classified as impaired for $2,011 million and $379 million, respectively (2017 – none for SG loans and $477 for NSG loans). A provision (credit) for loan and guarantee losses of $(35) million was recognized during 2018 (2017—$27 million). Total allowances of $434 million were maintained at December 31, 2018 (2017—$553 million). The NSG allowances for loan and guarantee losses were 6.8% of the corresponding combined outstanding portfolios at December 31, 2018 (2017—8.9%).

For the sovereign-guaranteed loan portfolio, the Bank determines the nature and extent of its exposure to credit risk by considering the long-term foreign currency credit rating assigned to each borrower country by S&P, adjusted by the probabilities of default to the Bank.

For the NSG loan portfolio, the Bank manages and measures credit risk using a credit risk classification system that maps to S&P's foreign currency rating scale. It also separates the borrower risk rating from the facility specific assessment deriving a Loss Given Default (LGD) measure by transaction. Both the internal credit linked to a Probability of Default and the LGD are used to assess the collective loan loss allowance.

Commercial Credit Risk: Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, agencies, multilaterals, banks, and corporate entities, including asset-backed and mortgage-backed securities. The Bank's process for controlling its commercial credit risk includes: a) specifying authorized investments; b) establishing approved lists of acceptable counterparties, issuers, and dealers; c) defining acceptable credit rating limits; and d) specifying exposure limits and term limits for acceptable counterparties, issuers, and dealers based on their size and creditworthiness.

As part of its regular investment, funding, and asset and liability management activities, the Bank uses derivative instruments, substantially swaps, primarily for economic hedging purposes. The use of derivatives is limited to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable closeout netting provisions. These agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual thresholds. Counterparty exposure against established limits are calculated and monitored on the basis of potential credit exposures modeled through the life of each counterparty's portfolio. Simulation is used to model the complex interactions of market risk factors, the dynamics of the portfolio, and the impact of risk mitigation mechanisms such as collateral thresholds and termination triggers, to estimate the potential credit exposure. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its swap counterparties.

The Bank considers current credit exposure as the replacement cost of the relevant derivative instrument. This is also referred to as replacement risk or the mark-to-market exposure amount. Mark-to-market exposure is a measure, at a point in time, of the value of a derivative contract in the open market. When the mark-to-market is positive, it indicates that the counterparty owes the Bank and, therefore, creates a credit exposure for the Bank. When the mark-to-market is negative, the Bank owes the counterparty and does not have replacement risk. The Bank's derivatives are subject to enforceable master netting agreements. When the Bank has more than one derivative transaction outstanding with a derivative counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, the Bank's exposure to the counterparty is considered to be zero.

Table 20 provides details of the estimated current credit exposure on the Bank's investment and swap portfolios, net of collateral, by counterparty rating category. As of December 31, 2018, the credit exposure amounted to $32,113 million, compared to $33,360 million as of December 31, 2017. The credit quality of the portfolios continues to be high, as 88.4% of the counterparties are rated AAA and AA, 2.7% carry the highest short-term ratings (A1+), 7.3% are rated A, 0.4% are rated BBB, and 1.2% are rated below BBB at December 31, 2018, compared to 79.2%, 11.1%, 8.1%, 0.4% and 1.2%, respectively, in 2017. Excluding collateral, the current credit exposure from swaps decreased from $298 million at December 31, 2017 to $141 million at December 31, 2018. This swap credit exposure is offset by collateral (U.S. Treasuries or cash) of $115 million (2017—$234 million), resulting in an uncollateralized swap exposure of $26 million at December 31, 2018, compared to $64 million in 2017. The Bank also has excess collateral amounting to $59 million (2017—$72 million) from swap counterparties.

TABLE 20: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY[1]

(Amounts expressed in millions of United States dollars)

Counterparty rating	December 31, 2018						
	Investments				Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
	Governments and Agencies	Banks	Corporates	ABS and MBS			
A1+	$ 663	$ -	$ 213	$ -	$ -	$ 876	2.7
AAA	9,814	1,000	304	1	-	11,119	34.6
AA	8,945	7,112	1,193	15	24	17,289	53.8
A	1,244	1,114	-	-	2	2,360	7.3
BBB	115	-	-	4	-	119	0.4
BB	338	-	-	-	-	338	1.1
B	-	-	-	-	-	-	-
CCC	-	-	-	-	-	-	-
CC and below[2]	-	-	-	12	-	12	0.1
Total	$ 21,119	$ 9,226	$ 1,710	$ 32	$ 26	$ 32,113	100.0

Counterparty rating	December 31, 2017						
	Investments				Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
	Governments and Agencies	Banks	Corporates	ABS and MBS			
A1+	$ 2,740	$ -	$ 974	$ -	$ -	$ 3,714	11.1
AAA	10,231	768	148	4	-	11,151	33.4
AA	9,471	5,446	270	29	58	15,274	45.8
A	1,446	1,178	-	61	6	2,691	8.1
BBB	120	-	-	18	-	138	0.4
BB	360	-	-	18	-	378	1.1
B	-	-	-	-	-	-	-
CCC	-	-	-	-	-	-	-
CC and below[2]	-	-	-	14	-	14	0.1
Total	$ 24,368	$ 7,392	$ 1,392	$ 144	$ 64	$ 33,360	100.0

(1) Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e. 1-3), symbolic (i.e. +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term ratings.

(2) Includes assets not currently rated.

Market Risk

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework.

Asset and Liability Management: The objective of asset and liability management is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of assets and liabilities in accordance with the prescribed risk parameters. The Bank employs derivatives to manage its asset and liability exposures by aligning the characteristics of its debt with the assets it is funding. The Bank utilizes derivatives to manage the modified duration of its equity within a defined policy band. In addition, the Bank's policy for asset/liability management, among others, provides rules for the active management of equity duration and for limiting the amounts of debt redemptions within any 12-month period. As of December 31, 2018, asset/liability management swaps with a notional amount of $1,063 million (2017—$1,488 million) were outstanding to maintain the equity duration within policy limits.

Interest Rate Risk: The Bank is exposed to two potential sources of interest rate risk. The first is the exposure to changes in the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the exposure to changes in the income earned on the portion of the assets funded with equity.

The Bank mitigates its exposure to net spread changes through either a cost pass-through formulation, calculated on an actual or estimated basis, incorporated in the lending rates charged, or hedges of related interest rate exposures. The cost pass-through loans account for 94% of the existing outstanding loan portfolio as of December 31, 2018; the remaining 6% are substantially NSG loans and fixed-rate loans. A small portion of the cost pass-through loans (i.e., the adjustable rate loans) pose some residual interest rate risk given the six-month lag inherent in the lending rate calculation. Additionally, the Bank funds and invests its liquidity at matching rate structures using specific duration gap constraints, thus avoiding any undue exposure to interest rate risk.

The Bank mitigates its exposure to equity-induced income changes by managing the duration of its equity within a band of four to six years through a combination of assigning equity to fund certain (mostly fixed rate) assets and interest rate swaps that are specifically issued for this purpose. While changes in interest rates will, over the long term, result in corresponding changes in the return on equity, the effect on a single year is relatively small. This is due to the fact that equity is mostly funding fixed rate assets and the interest rate exposure on debt-funded assets is mostly passed through to the borrowers or hedged through the use of derivative instruments.

Investment Market Risk: Investment market risk is measured and monitored by applying quantitative techniques including Value at Risk (VaR), stress testing, scenario analysis and duration metrics. The Bank estimates VaR for a one year time horizon using Monte Carlo simulation. The historical data inputs used to simulate relevant risk factors (such as interest rates, credit spreads, and others) include periods of significant financial stress. VaR measures are complemented by stress tests designed to quantify the impact of severe, unexpected market movements on the portfolio. The Bank conducts regular stress testing on its investment portfolio to ensure liquidity under a variety of adverse scenarios.

Exchange Rate Risk: In order to minimize exchange rate risk in a multicurrency environment, the Bank funds its assets in any one currency with, on an after-swap basis, borrowing obligations in the same currency, as prescribed by the Agreement. In addition, the Bank maintains virtually all of its equity and equity-funded assets in United States dollars.

The currency composition of the Bank's assets and liabilities (after swaps) at the end of 2018 and 2017 was substantially all in United States dollars.

Liquidity Risk
Liquidity risk arises from the general funding needs of the Bank's activities and in the management of its assets and liabilities. It includes the risk of being unable to fund the portfolio of assets at appropriate maturities and rates (funding risk); the risk of being unable to liquidate a position in a timely manner at a reasonable price (liquidation risk); and the exacerbation of these two risks by having significant portions of a portfolio of assets or liabilities allocated to a specific type of instrument (concentration risk).

The Bank manages liquidity risk through its liquidity policy, asset/liability management policy and its short-term borrowing program. The Bank's liquidity policy determines a minimum amount of liquidity which is designed to allow the Bank to refrain from borrowing for a period of time while continuing to meet its own obligations. The asset and liability management policy of the Bank, in addition to optimizing the allocation of equity and debt to fund the Bank's various assets, limits the amounts of debt refinancing within a given period. Finally, under the short-term borrowing program, discount notes with maturities of less than one year are issued to manage short-term cash flow needs.

Retirement Plan Risk
Retirement plan risk represents the exposure resulting from the Bank's obligation to fund any increases in the shortfall of its pension and postretirement benefits plan (Plans) obligations. Because the risk and return characteristics of pension assets do not match those of its liabilities, the Bank's equity is exposed to volatility in the Plans' funded status.

The main risk measure by the Bank related to its Plans is their active risk, which is the volatility of the difference in performance of the Plans' assets and liabilities.

Changes in the value of the Plans' liabilities are driven by two factors, the first of which has a greater impact in terms of volatility and magnitude: (i) changes in the market interest rates of high-grade, long-term U.S. corporate bonds, which are used to discount the stream of pension liabilities cash flows and (ii) changes in the Plans' demographics, experience, and management's best estimates of future benefit changes. Changes in the Plans' assets are also driven by: (i) fluctuations in the market value of the Plans' Return Strategies assets, which include developed and emerging markets equities, high yield and emerging markets bonds, real estate and commodities; and (ii) changes in interest rates, which impact the values of the Plans' Liabilities Strategies assets, which are invested in core, long duration and inflation-indexed fixed income instruments.

Because 65% of the Plans' assets are invested in Return Strategies, whose values are influenced by factors other than interest rates, the Plans' assets are much less sensitive to changes in long-term interest rates than are the Plans' liabilities, resulting in active risk. Under its CAP, the Bank determines specific capital requirements for the active risk in its Plans.

The Risk Appetite for the Retirement Plans, as approved by the Board of Executive Directors, is comprised of two risk metrics. These metrics address the Plans' long-term financial sustainability, and the short-term volatility of the Plans in the Bank's financial statements. As of December 31, 2018, both metrics were within their respective policy limits.

Operational Risk
Operational risk is the risk arising from inadequate or failed internal processes, people's actions, systems, or from external events, that can cause financial losses, financial reporting misstatements, and/or result in reputational damage. These failures may be incurred while executing processes to meet the Bank's objectives as operational risk is inherent in all operations and processes.

The Bank has policies and procedures in place to mitigate different aspects of operational risk, including the Bank's high standards of business ethics and its established system of internal controls. These are supplemented by the Bank's disaster recovery/contingency planning, the Information Disclosure Policy, client and project integrity due diligence procedures, the procedures for risk management and fiduciary arrangements in projects, and procurement and purchasing policies, among others.

The Bank's Operational Risk Management and the Internal Control over Financial Reporting (ICFR) functions report to the Chief Risk Officer. The Bank continues to implement its integrated Operational Risk Management Framework (ORMF), which includes conducting the risk and control assessments, identifying key risk indicators, as well as providing training to the business units, in order to enhance its operational risks management.

Internal Controls over Financial Reporting: The Bank follows the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework (the COSO Framework) for its financial reporting controls. Management has established an annual process to report on the effectiveness of the ICFR, while the external auditors also perform an annual audit and issue an opinion as to the effectiveness of the ICFR.

Management's report and external auditors' report on internal control over financial reporting as of December 31, 2018 are included in the financial statements.

SUBSEQUENT AND OTHER DEVELOPMENTS

Standard & Poor's Financial Services LLC (S&P) methodology revisions
On December 14, 2018, S&P published its revised criteria for rating multilateral lending institutions, which took into consideration and largely incorporated comments raised by MDBs during the Request for Comments (RFC) period. S&P has informed the Bank that the rating of all 32 MDBs, including that of the IDB, have been placed Under Criteria

Observation (UCO), until they have been reviewed and published against the new criteria. The Bank is still analyzing the impact of the revised methodology on its financial profile, however, initial results appear to indicate that the Bank would show a stronger capital position as a result of the methodological change. Thus, we do not expect any change to the Bank's final long-term credit rating or outlook.

Moody's methodology revisions

On January 4, 2019, Moody's published a RFC seeking feedback from market participants on their proposed changes to the criteria for rating MDBs and other supranational entities (OSE). The Bank is currently evaluating Moody's proposal and has submitted feedback to Moody's both individually and in coordination with other 14 MDBs. Moody's confirmed in its released RFC document that if the methodology is adopted as is, no changes to current ratings for MDBs and OSE would occur; therefore, we expect no changes in the Bank's credit profile as a result of Moody's proposed rating methodology.

Replacement of LIBOR

In 2017, the United Kingdom Financial Conduct Authority confirmed that it will no longer compel banks to submit data to LIBOR after the year 2021, resulting in a need to implement alternative benchmarks globally. Focusing on U.S. Dollar LIBOR, within the United States, the Federal Reserve has tasked the Alternative Reference Rate Committee (ARRC) to be responsible for the transition from U.S. Dollar LIBOR to a new benchmark replacement rate. The Bank is currently assessing the impact of such transition across its operations.

ADDITIONAL REPORTING AND DISCLOSURE

Basis of Reporting

The financial statements are prepared in accordance with GAAP, which require Management to make estimates and assumptions that affect the reported results (see Note B to the financial statements).

Critical Accounting Policies

The Bank believes that the relevant significant accounting policies discussed below, used to present its financial results in accordance with GAAP, may involve a high degree of judgment and complexity and relate to matters that are inherently uncertain.

Description	Judgement and Uncertainties	Effect if Actual Results Differ from Assumptions
Fair Value of Financial Instruments		
The Bank uses fair value as the measurement basis for the trading investments portfolio, borrowings elected under the fair value option and all derivatives (mostly interest and currency swaps), and for certain disclosures of financial instruments. The trading investment portfolio, borrowings elected under the fair value option and all derivatives are measured at fair value on a recurring basis and changes in fair value of these financial instruments are included in the Statement of Income and Retained Earnings. Details of the Bank's processes for determining fair value are set out in Note L to the Financial Statements. Also refer to Note B and Note T to the Financial Statements, for additional information.	Estimating fair value requires judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. In determining fair value, the Bank follows the GAAP fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Substantially all of the Bank's financial assets and financial liabilities carried at fair value are based on observable prices and inputs and are classified in levels 1 and 2 of the hierarchy. Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, or broker/dealer prices, where available; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used, and (ii) discounted cash flow models where market yield curves of other instruments are used as proxies for the instruments' yield curves, for borrowings and related swaps.	Fair value estimates of instruments using valuation models or other techniques are sensitive to assumptions used for the significant inputs. In periods of extreme market volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process. Management believes its measurements of fair value are reasonable given its processes for obtaining and prioritizing observable inputs (i.e. external prices and parameters) and the consistent application of this approach from period to period.

Description	Judgement and Uncertainties	Effect if Actual Results Differ from Assumptions
Allowance for Loan and Guarantee Losses		
The Bank maintains allowances for losses on its loan and guarantee portfolios at levels Management believes to be adequate to reflect probable credit losses inherent in the total portfolio at the balance sheet date, based on the incurred loss model. The process for determining the allowance for credit losses is discussed in Note B and Note F to the Financial Statements.	The Bank expects that each of its sovereign-guaranteed (SG) loans will be repaid. Accordingly, the allowance for loan losses related to the sovereign-guaranteed portfolio is not expected to be material. Virtually all the recorded allowance represents provisions made for the Bank's non-sovereign guaranteed (NSG) portfolio. Key judgments used in determining the NSG allowance for credit losses include borrower risk ratings and transaction specific loss estimates for collectively assessed loans; as well as market/collateral values and expected projected cash flows for individually evaluated impaired loans. Qualitative adjustments, if warranted, are incorporated in the estimation process to address current events and conditions, considerations regarding regional and global economic uncertainty, and overall credit conditions.	The process of determining the level of the allowance for credit losses for the NSG portfolio requires a high degree of judgment. The use of different estimates or assumptions as well as changes in external factors could produce materially different provisions and allowance levels. Management believes the risk ratings and loss severities currently in use are appropriate based on information currently available.
Pension and Other Postretirement Benefits		
The funded status of the Bank's benefit plans, measured as the difference between the fair value of plan assets and the projected benefit obligation at December 31, the measurement date, is recognized on the Balance Sheet. Net periodic benefit cost is recognized as part of Administrative expenses in the Statement of Income and Retained Earnings. Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise are recognized in Other comprehensive income. For further details, refer to Note B and Note U to the financial statements.	Benefit assumptions are significant inputs to the actuarial models that measure benefit obligations and related costs. The underlying actuarial assumptions are based on financial market interest rates, experience, and Management's best estimate of future benefit changes and economic conditions. The expected long-term return on plan assets represents Management's best estimate of the expected long-term (10 years or more) forward-looking rates of return of the asset categories employed by the Bank's benefit plans, weighted by the plans' investment policy asset allocations. Accumulated and projected benefit obligations are measured as the present value of expected benefit payments. The discount rate used is selected in reference to the year-end yield of AA corporate bonds within the approved Citigroup Pension Liability index, with maturities that correspond to the payment of benefits. For the assumed rate of inflation (inherently contained in the assumed discount rate to determine benefit obligation and net periodic benefit cost), the Bank has established a process by which a range of inputs is reviewed, including 10-year forward looking expert opinion forecasts, the average of the 10 year and 30 year U.S. Treasury Inflation Protected Securities breakeven inflation rate, and historical averages.	Changes in the actuarial assumptions will impact future benefit costs and obligations (for example, the discount rate has an inverse relationship with benefit costs and obligations). Actuarial gains and losses occur when actual results are different from expected results.

ADMINISTRATION AND GOVERNANCE OF THE BANK

The Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of one Governor and one Alternate Governor appointed by each member country. The Governor or Alternate Governor from each member country exercises the voting power to which that member country is entitled, each member country having 135 votes plus one vote for each voting share of the Bank's Ordinary Capital stock subscribed by that member. The Agreement, as amended, provides that subscriptions to the capital stock will not become effective if the result would be to reduce the voting power of (i) the regional developing countries below 50.005%; (ii) the United States below 30%; or (iii) Canada below 4% of the total voting power. This permits non-regional members to have a voting power of up to 15.995%, including approximately 5% for Japan. A list of the members at December 31, 2018, showing the voting power and the number of shares subscribed by each member, is set forth in the Schedule of Subscriptions to Capital Stock and Voting Power (see Schedule I-5 to the financial statements). The Board of Governors holds regular annual meetings.

The Board of Executive Directors

The Board of Executive Directors consists of 14 Directors: one appointed by the United States, one elected by the Governor for Canada, three elected by the Governors for the non-regional member countries, and the remaining nine elected by the Governors for the borrowing member countries. Each Executive Director appoints an Alternate Executive Director who has full power to act for the Executive Director when he or she is not present. Executive Directors serve full-time, generally for three years.

The Board of Governors has delegated to the Board of Executive Directors all its powers except certain powers reserved to the Governors under the Agreement. Each Executive Director is entitled to cast the number of votes of the member country which appointed him or her, or, if elected, the number of votes that counted toward the election. All matters before the Board of Governors and the Board of Executive Directors are decided by a majority of the total voting power of the Bank, except in certain cases provided in the Agreement that require a higher percentage.

There are six standing committees of the Board of Executive Directors: the Audit Committee; the Budget and Financial Policies Committee; the Organization, Human Resources and Board Matters Committee; the Policy and Evaluation Committee; the Programming Committee; and the Steering Committee.

The Board of Executive Directors, including its Committees, functions in continuous session at the principal offices of the Bank and meets as often as business requires. Unless otherwise decided by the Board, the Committees do not vote on issues before their consideration but rather make, when appropriate, recommendations to the Board of Executive Directors.

The following is a list of the Executive Directors, the member countries by which they were appointed or elected and the Alternates appointed by the Executive Directors as of the date of this Information Statement:

Executive Directors	Alternates	Member Countries
José Guilherme Almeida dos Reis (Brazil)	Sérgio Savino Portugal (Brazil)	Brazil and Suriname
Stefania Antonella Bazzoni (Italy)	Ute Heinbuch (Germany)	Belgium, China, Germany, Israel, Italy, The Netherlands and Switzerland
Gerardo Mario Ricardo Corrochano Villalobos (Peru)	Sergio Díaz Granados Guida (Colombia)	Colombia and Peru
Alejandro Foxley (Chile)	Rosa Matilde Guerrero Murgueytio (Ecuador)	Chile and Ecuador
Selwin Charles Hart (Barbados)	*	The Bahamas, Barbados, Guyana, Jamaica and Trinidad and Tobago
Armando José León Rojas (Venezuela)	Fernando Ernesto de León de Alba (Panama)	Panama and Venezuela
Marko Marcelo Machicao Bankovic (Bolivia)	Marcelo Bisogno (Uruguay)	Bolivia, Paraguay and Uruguay
Juan Bosco Martí Ascencio (Mexico)	Carlos Augusto Pared Vidal (Dominican Republic)	Dominican Republic and Mexico
* (United States of America)	Eliot Pedrosa (United States of America)	United States of America
Federico Ignacio Poli (Argentina)	Lucio Castro (Argentina)	Argentina and Haiti
Guillermo Enrique Rishchynski (Canada)	Eric Daniel Madueño (Canada)	Canada
Alicia Montalvo Santamaría (Spain)	Patrick Jean Hervé (France)	Austria, Denmark, Finland, France, Norway, Spain and Sweden
José Mauricio Silva (El Salvador)	Francisco José Mayorga Balladares (Nicaragua)	Belize, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua
Toshiyuki Yasui (Japan)	Malcolm Geere (United Kingdom)	Croatia, Japan, Portugal, the Republic of Korea, Slovenia and United Kingdom

* Vacant

Audit Committee of the Board of Executive Directors: The primary responsibilities of the Audit Committee are to assist the Board of Executive Directors in overseeing the Bank's (i) financial reporting, (ii) risk management and internal control processes, (iii) internal and external audit functions, (iv) communication with and among the External Auditors, Management, the office of the Executive Auditor, the office of Institutional Integrity, and others responsible for risk management and for administering the Bank's sanctions procedures, and the Board, (v) activities in promoting institutional integrity, including with regard to matters involving fraud and corruption practices, and the fiduciary aspects of the Bank's policies and activities. The Committee has responsibility for reviewing the performance of and recommending to the Board of Executive Directors (which, in turn, recommends to the Board of Governors) the appointment of the external auditor, as well as monitoring the external auditor's independence. The Committee also participates in the oversight of the internal audit function, including reviewing responsibilities, staffing, the annual internal audit plan and the effectiveness of the internal control audit function. The Audit Committee, which includes all the members of the Board of Executive Directors, meets regularly and as circumstances dictate, and may meet periodically in executive sessions with the Bank's Management and the internal and external auditors. The Audit Committee may obtain advice and assistance from outside advisors as deemed appropriate to perform its duties and responsibilities.

Office of Evaluation and Oversight: The Office of Evaluation and Oversight, which reports directly to the Board of Executive Directors, undertakes independent and systematic evaluations of the Bank's strategies, policies, programs, activities, delivery support functions and systems, and disseminates the findings of such evaluations so that recommendations for improvement can be used in new operations. The Office of Evaluation and Oversight also provides oversight and support for the enhancement of the effectiveness of the Bank's evaluation system.

Principal Officers: The President is elected by the Board of Governors and is the institution's chief executive officer. Under the direction of the Board of Executive Directors, the President conducts the ordinary business of the Bank, assisted by the Executive Vice President and three Vice Presidents. The President also serves as the presiding officer at meetings of the Board of Executive Directors, and has no vote at such meetings, except when his vote is needed to break a tie.

The Executive Vice President is elected by the Board of Executive Directors and functions as the chief operating officer, supervising the three Vice Presidents and the senior staff. Under the direction of the Board of Executive Directors and the President, the Executive Vice President exercises such authority and performs such functions in the administration of the Bank as may be determined by the Board of Executive Directors and, in the absence or incapacity of the President, exercises the authority and performs the functions of the President.

The Vice President for Countries, the Vice President for Sectors and Knowledge, and the Vice President for Finance and Administration, are appointed by the Board of Executive Directors on the recommendation of the President of the Bank, and report to the Executive Vice President. Under the direction of the Board of Executive Directors, the President and the Executive Vice President, the Vice Presidents undertake the following responsibilities:

- The Vice President for Countries, the third ranking Bank official in order of precedence, is responsible for leading the dialogue and relationship of the Bank with all 26 borrowing member countries, assisted by five operations departments, and 26 country offices and the Operations Financial Management and Procurement Services Office. In the absence or incapacity of the President and the Executive Vice President, the Vice President for Countries exercises the authority and performs the functions of the President.
- The Vice President for Sectors and Knowledge is responsible for developing knowledge focusing on emerging development challenges; developing the level of sector knowledge of countries and regions necessary to support member countries in the design and execution of their development projects and for the promotion of integration and trade; developing and supporting the execution of programs and projects; disseminating and training on Bank knowledge and sector expertise to member countries; and developing a demand-driven learning program for staff skills in support of business needs.
- The Vice President for Finance and Administration is responsible for mobilizing and managing the Bank's resources; supporting the Bank's operational areas through an effective and efficient management and supervision of the Bank's financial, legal, human resources, information technology, budget, and administrative functions; and establishing and monitoring compliance with corporate policies and procedures.

Management Changes
The Board of Executive Directors appointed the following officers effective January 1, 2019: Mr. Brian O'Neill as Executive Vice President and Ms. Ana María Rodríguez-Ortiz as Vice President for Sectors and Knowledge.

The following is a list of the principal officers of the Bank as of the date of this Information Statement:

Luis Alberto Moreno	President
Brian O'Neill	Executive Vice President
Alexandre Meira da Rosa	Vice President for Countries
Ana María Rodríguez-Ortiz	Vice President for Sectors and Knowledge
Claudia Bock-Valotta	Vice President for Finance and Administration
Eric Parrado Herrera	General Manager and Chief Economist, Department of Research and Chief Economist
José Luis Lupo	General Manager, Country Department Southern Cone
Rafael de la Cruz	General Manager, Country Department Andean Group
Verónica Zavala	General Manager, Country Department Central America, Haiti, Mexico, Panama and the Dominican Republic
Therese Turner-Jones	General Manager, Country Department Caribbean Group
Germán Quintana	Secretary of the Bank
John Scott	General Manager and General Counsel, Legal Department
Gustavo De Rosa	General Manager and Chief Financial Officer, Finance Department
Luis Miguel Castilla	General Manager and Chief Development Effectiveness Officer, Office of Strategic Planning and Development Effectiveness
Yeshvanth Edwin	General Manager, Budget and Administrative Services Department
Daniel Fuster	General Manager, Human Resources Department, a.i.
Nuria Simo Vila	General Manager and Chief Information Officer, Information Technology Department
Irene Arias Hofman	General Manager, Office of the Multilateral Investment Fund
Luis Giorgio	Chief, Office of the Presidency
José Agustín Aguerre	Sector Manager, Infrastructure and Energy Sector
Marcelo Cabrol	Sector Manager, Social Sector
Moisés Schwartz Rosenthal	Sector Manager, Institutions for Development Sector
Juan Pablo Bonilla	Sector Manager, Climate Change and Sustainable Development Sector
Fabrizio Opertti	Sector Manager, Integration and Trade Sector
Federico Basañes	Sector Manager, Knowledge, Innovation and Communication Sector
Bernardo Guillamon	Manager, Office of Outreach and Partnerships
Federico Galizia	Chief Risk Officer, Office of Risk Management
Laura Profeta	Chief, Office of Institutional Integrity
Jorge Da Silva	Executive Auditor

Ivory Yong-Prötzel is the Director of the Office of Evaluation and Oversight

Ethical Matters

The Bank fosters an ethical work environment for its staff and is committed to safeguard the activities financed by the Bank from fraud and corruption.

Codes of Ethics: The Bank requires highly qualified, dedicated and motivated employees to maintain the highest standards of integrity. To assist in preserving such institutional standards, the Bank has in place a Code of Ethics and Professional Conduct that applies to all employees. This Code, which is available on the Bank's website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=37198737, contains guidelines concerning conflicts of interest, use of Bank information, and an employee's financial and business interests, among other matters.

The Bank also has a separate Code of Conduct applicable to the Executive Directors. This Code, which is also available on the Bank's website: http://kp.iadb.org/lawlib/en/Pages/Documentos-BID.aspx sets forth guiding principles comparable to those governing employees adapted to the unique role of Executive Directors.

The Bank has also an Ethics Officer for oversight of ethic matters for Bank employees, and a Board Conduct Committee for matters concerning Executive Directors.

Office of Institutional Integrity: The Office of Institutional Integrity (OII), an independent unit reporting to the President, was established to promote institutional integrity. The OII complies with its mandate through the detection and investigation of fraud, corruption and misconduct and the support of initiatives for their prevention. Allegations of corrupt or fraudulent activities involving Bank-financed activities or Bank staff may be reported to the OII in person, by telephone, e-mail, facsimile, regular mail, or through the allegations forms available on the Bank's website: www.iadb.org/oii. Such allegations may be made confidentially or anonymously.

External Auditors
General: The external auditors are appointed by the Board of Governors. In March 2012, the Board of Governors appointed KPMG LLP (KPMG) as the External Auditors of the Bank for the five-year period 2012-2016, following a competitive bidding process. In April 2017, the Board of Governors reappointed KPMG as the Bank's External Auditor for a second five-year term, covering the fiscal years 2017 through 2021.

Contracted fees for audit services provided to the Bank by KPMG in connection with the 2018 financial statement and internal control audits amount to $1,325,000. In addition, KPMG was paid $55,000 during 2018 for services related to bond issuances. KPMG also provides audit services to trust funds administered by the Bank and to the Bank's staff retirement plans, for which contracted fees related to the 2018 audits are $778,000.

External Auditors' Independence: The Audit Committee is responsible for, among other matters, assisting the Board of Executive Directors in overseeing the external audit function, including ensuring external auditors' independence.

The Agreement Establishing the Bank
The Agreement sets forth the Bank's purpose and functions, and its capital structure and organization. The Agreement outlines the operations in which the Bank may engage and prescribes limitations on these operations. The Agreement also establishes the status, immunities and privileges of the Bank and provides for the disposition of the currencies available to the Bank, the withdrawal and suspension of members and the suspension and termination of the Bank's operations.

The Agreement provides that it may be amended only by decision of the Board of Governors by a majority of the total number of Governors, including two-thirds of the Governors of regional members, representing not less than three-fourths of the total voting power of the member countries. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the right to purchase capital stock of the Bank and to contribute to the FSO, and the limitation on liability. The Agreement provides that any question of interpretation of its provisions arising between any member and the Bank or among members of the Bank shall be submitted to the Board of Executive Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final. Although any member may withdraw from the Bank by delivering written notice of its intention to do so, any such member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the notice.

Copies of the Agreement are available for inspection and distribution at the Bank's office in Washington, D.C. The full text of the Agreement is also available on the Bank's website at www.iadb.org/leg/Documents/Pdf/Convenio-Eng.pdf.

Legal Status, Immunities and Privileges
The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank possesses juridical personality and has full capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. Actions may be brought against the Bank only in a court of competent jurisdiction in the territories of a member in which the Bank has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed debt securities. No action shall be brought against the Bank by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Executive Directors, their Alternates, officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries. The Bank is also immune from any other obligation relating to the payment, withholding or collection of any tax or duty.

Under the Agreement, debt securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which discriminates against such debt securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for such taxation is the place or currency in which such debt securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

INTERMEDIATE FINANCING FACILITY ACCOUNT (IFF)

The resources of the IFF are used to defray a portion of the interest due by borrowers on certain loans approved from the Ordinary Capital up to December 31, 2006: a maximum of up to 3.62% per annum of the interest rate due on such loans. The IFF is currently funded from income earned on its own investments.

IDB GRANT FACILITY

In 2007, the Board of Governors approved the creation of the GRF for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects. The GRF is currently funded by income transfers from the Ordinary Capital. For further information, refer to Financial highlights section– Capitalization.

Total grants for Haiti from the GRF for which a disbursement request has been approved during 2018 amounted to $113 million (2017 - $123 million).

FUNDS UNDER ADMINISTRATION

General
In addition to its Ordinary Capital, the IFF, and the GRF, the Bank administers funds held in trust on behalf of donors, such as member countries, other international organizations, and other entities, funds for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance Bank lending projects (including guarantees), to make non-reimbursable loans and other financings (grants), and to fund technical assistance activities, including project preparation and training.

The funds under administration are held in trust separately from Bank assets. As of December 31, 2018, the Bank administered resources on behalf of donors of approximately $2,845 million. During 2018, the Bank received $17 million for the administration and expense reimbursements related to services performed on behalf of these funds.

Multilateral Investment Fund II
The MIF is a fund administered by the Bank. The MIF's overall focus is to support equitable economic growth and provide a sustainable means of exiting poverty by increasing access to finance, basic services, and markets and capabilities.

During 2018, the MIF approved 53 operations amounting to $66 million. As of December 31, 2018, the MIF has approved operations amounting to $2,045 million, net of cancellations, of which a substantial amount is technical cooperation grants. MIF operations include technical assistance, loans, equity investments and guarantees.

Multilateral Investment Fund III
On April 2, 2017, the Boards of Governors of the Bank and the IIC approved the form of the Agreement Establishing the Multilateral Investment Fund III (MIF III Agreement) and the Agreement for the Administration of the Multilateral Investment Fund III (MIF III Administration Agreement), both of which shall enter into force on any date on which prospective donors representing at least 60% of the total new contributions have deposited their Instruments of Contribution. The Multilateral Investment Fund under the MIF III Agreement and the Administration Agreement will continue to be a Fund administered by the Bank. The Boards of Governors also agreed on a $317 million replenishment for the MIF III to finance the Fund's activities in 2019-2023.

In 2018, the MIF changed its brand from MIF to IDB Lab. This rebranding does not entail a change in its legal name.

INTER-AMERICAN INVESTMENT CORPORATION

The activities of the Bank are complemented by those of the IIC. The IIC is a separate international organization, with a separate governance structure, including a separate Board of Governors and Board of Executive Directors, whose 45 member countries are also members of the Bank. The purpose of the IIC is to promote the economic development of its regional developing member countries by encouraging the establishment, expansion and modernization of private enterprises, preferably those of small and medium-sized scale.

The funds of the IIC are separate from those of the Bank. On January 1, 2016, the transfer to IIC of all operational and administrative functions associated with the IDB private sector and NSG activities (reorganization) became effective. Subsequent to the reorganization, the IIC has approved NSG operations for the IDB Group (IDBG) amounting to $9.5 billion of which $3.3 billion are IIC approvals. In 2018, the IIC approved 275 NSG operations for the IDBG amounting to $4.1 billion, of which $1.7 billion included IIC approvals for financing loans, investments in debt securities, guarantees and equity investments. For additional information related to IIC's financial results, refer to IIC's financial statements on the Investor page of the IDB Invest website https://www.idbinvest.org/en/investors. For additional information on changes to the operations of the IIC effective January 1, 2016, refer to Financial highlights section IDBG's Activities with the Private Sector.

In November 2017, the IIC changed its brand from IIC to IDB Invest. This rebranding does not entail a change in its legal name.

INDEX TO FINANCIAL STATEMENTS

MANAGEMENT'S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROL
OVER FINANCIAL REPORTING

March 1, 2019

The Management of the Inter-American Development Bank (Bank) is responsible for establishing and maintaining effective internal control over financial reporting in the Bank. Management has assessed and evaluated the internal control over financial reporting of the Bank's Ordinary Capital using the criteria for effective internal control established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed and evaluated the effectiveness of the internal control over financial reporting of the Bank's Ordinary Capital as of December 31, 2018. Based on this assessment, Management believes that the Bank's Ordinary Capital's internal control over financial reporting is effective as of December 31, 2018.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

KPMG LLP, an independent public accounting firm, has expressed an unqualified opinion on the effectiveness of the Bank's Ordinary Capital's internal control over financial reporting as of December 31, 2018. In addition, the Bank's Ordinary Capital's financial statements, as of and for the year ended December 31, 2018, have been audited by KPMG LLP.

Luis Alberto Moreno
President

Claudia Bock-Valotta
Vice President for Finance and Administration

Gustavo De Rosa
Finance General Manager and CFO



KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Independent Auditors' Report

The Board of Governors
Inter-American Development Bank:

Report on Internal Control over Financial Reporting

We have audited the Inter-American Development Bank – Ordinary Capital's internal control over financial reporting as of December 31, 2018, based on criteria established in the *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's Responsibility for Internal Control over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management's Report Regarding the Effectiveness of Internal Control over Financial Reporting.

Auditors' Responsibility

Our responsibility is to express an opinion on the entity's internal control over financial reporting based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditors' judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.



Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Inter-American Development Bank – Ordinary Capital maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in the *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Report on Financial Statements

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying financial statements of the Inter-American Development Bank – Ordinary Capital, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2018, and our report dated March 1, 2019, expressed an unmodified opinion on those financial statements.

KPMG LLP

March 1, 2019

2



KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Independent Auditors' Report

The Board of Governors
The Inter-American Development Bank:

Report on the Financial Statements

We have audited the accompanying financial statements of the Inter-American Development Bank – Ordinary Capital, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2018, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Inter-American Development Bank – Ordinary Capital as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018 in accordance with U.S. generally accepted accounting principles.

Other Matters

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. Schedules I-1 through I-5 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The



information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the Inter-American Development Bank – Ordinary Capital's internal control over financial reporting as of December 31, 2018, based on criteria established in the *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 1, 2019 expressed an unmodified opinion on the effectiveness of the Inter-American Development Bank – Ordinary Capital's internal control over financial reporting.

KPMG LLP

March 1, 2019

2

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

BALANCE SHEET
(Expressed in millions of United States dollars)

	December 31,			
	2018		2017	
ASSETS				
Cash and investments				
Cash - Notes C and M	$ 835		$ 896	
Investments - Trading - Notes D, L and M	31,918	$ 32,753	33,154	$ 34,050
Developmental Assets				
Loans outstanding - Notes E, F and M	93,377		89,082	
Allowance for loan losses	(426)		(546)	
Debt securities - Note L and M	18	92,969	-	88,536
Accrued interest and other charges				
On investments	169		142	
On loans	792		686	
On swaps, net	-	961	41	869
Currency and interest rate swaps - Notes K, L, T and M				
Investments - Trading	217		113	
Loans	693		731	
Borrowings	391		835	
Other	6	1,307	9	1,688
Other assets				
Receivable for investment securities sold	421		9	
Property, net - Note H	458		447	
Miscellaneous - Note E	590	1,469	641	1,097
Total assets		$ 129,459		$ 126,240
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes I, J, K, L, T and M				
Short-term	$ 1,142		$ 1,143	
Medium- and long-term:				
Measured at fair value	57,819		54,376	
Measured at amortized cost	30,962	$ 89,923	32,909	$ 88,428
Currency and interest rate swaps - Notes K, L, T and M				
Investments - Trading	128		305	
Loans	238		476	
Borrowings	2,959		2,039	
Other	9	3,334	7	2,827
Payable for investment securities purchased		512		180
Payable for cash collateral received		47		87
Liabilities under retirement benefit plans - Note U		554		397
Due to IDB Grant Facility - Note O		246		359
Accrued interest on borrowings		667		589
Accrued interest on swaps, net		166		-
Undisbursed special programs - Note P		212		212
Other liabilities - Note E, K and L		869		914
Total liabilities		96,530		93,993
Equity				
Capital stock - Note P				
Subscribed 14,170,108 shares	170,940		170,940	
Less callable portion	(164,901)		(164,901)	
Additional paid-in capital	5,812		5,812	
	11,851		11,851	
Capital subscriptions receivable	(6)		(6)	
Receivable from members - Note G	(822)		(807)	
Retained earnings - Note R	21,446		20,670	
Accumulated other comprehensive income - Note S	460	32,929	539	32,247
Total liabilities and equity		$ 129,459		$ 126,240

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Years ended December 31,		
	2018	2017	2016
Income			
Loans			
Interest, after swaps - Notes E, K and T	$ 2,941	$ 2,419	$ 2,237
Other loan income	116	116	128
	3,057	2,535	2,365
Investments - Notes D and K			
Interest	863	487	286
Net gains (losses)	(38)	1	35
Other interest income - Notes K and T	1	12	23
Other	40	40	24
Total income	3,923	3,075	2,733
Expenses			
Borrowing expenses			
Interest, after swaps - Notes I, J, K and L	2,229	1,206	779
Other borrowing costs	26	17	18
	2,255	1,223	797
Provision (credit) for loan and guarantee losses - Note F	(35)	27	142
Administrative expenses	844	819	757
Special programs - Note P	107	104	91
Total expenses	3,171	2,173	1,787
Operating income	752	902	946
Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes I, J, K and T	15	(370)	(179)
Other components of net pension benefit costs - Note U	75	83	81
Board of Governors approved transfers - Note O	-	-	-
Net income	842	615	848
Retained earnings, beginning of year	20,670	20,055	19,207
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk - Note B	(16)	-	-
Distributions on behalf of shareholders - Note Z	(50)	-	-
Retained earnings, end of year	$ 21,446	$ 20,670	$ 20,055

STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Years ended December 31,		
	2018	2017	2016
Net income	$ 842	$ 615	$ 848
Other comprehensive income (loss) - Note S			
Reclassification to income (loss)- amortization of net actuarial losses and prior service credit on retirement benefit plans - Note U	23	1	(8)
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk - Note B	93	-	-
Recognition of changes in assets/liabilities under retirement benefit plans - Note U	(195)	(67)	(40)
Total other comprehensive loss	(79)	(66)	(48)
Comprehensive income	$ 763	$ 549	$ 800

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Years ended December 31,		
	2018	2017	2016
Cash flows from lending and investing activities			
Lending:			
Loan disbursements	$ (11,304)	$ (10,250)	$ (9,600)
Loan collections	6,828	7,748	6,023
Net cash used in lending activities	(4,476)	(2,502)	(3,577)
Purchase of debt securities	(18)	-	-
Purchase of property	(49)	(47)	(59)
Miscellaneous assets and liabilities	101	12	34
Net cash used in lending and investing activities	(4,442)	(2,537)	(3,602)
Cash flows from financing activities			
Medium- and long-term borrowings:			
Proceeds from issuance	19,520	18,675	15,569
Repayments	(16,346)	(12,783)	(13,889)
Short-term borrowings:			
Proceeds from issuance	7,871	5,627	5,116
Repayments	(7,872)	(5,022)	(5,089)
Cash collateral returned	(42)	(190)	(163)
Collections of receivable from members	2	4	15
Collections of capital subscriptions	1	28	346
Payments of maintenance of value to members	(7)	(54)	-
Distributions paid on behalf of shareholders	(49)	-	-
Cash transferred from the FSO	-	287	-
Net cash provided by financing activities	3,078	6,572	1,905
Cash flows from operating activities			
Gross purchases of trading investments	(60,747)	(60,809)	(50,758)
Gross proceeds from sale or maturity of trading investments	61,667	56,199	51,266
Loan income collections, after swaps	2,913	2,473	2,489
Interest and other costs of borrowings, after swaps	(2,299)	(996)	(612)
Income from investments	684	284	158
Other interest income	1	13	24
Other income	44	46	18
Administrative expenses	(753)	(740)	(717)
Transfers to the IDB Grant Facility	(113)	(123)	(92)
Special programs	(107)	(112)	(109)
Net cash provided by (used in) operating activities	1,290	(3,765)	1,667
Effect of exchange rate fluctuations on Cash	13	27	(12)
Net increase (decrease) in Cash	(61)	297	(42)
Cash, beginning of year	896	599	641
Cash, end of year	$ 835	$ 896	$ 599

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE A – ORIGIN

The Inter-American Development Bank (Bank) is an international organization which was established in December 1959, and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings (with their share of total voting power) are the United States (30.0%), Argentina (11.4%), Brazil (11.4%), Mexico (7.3%) and Japan (5.0%). The Bank works to improve lives in Latin America and the Caribbean and its objective is to achieve economic and social development in a sustainable, climate friendly way, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform. The primary activities of the Bank are conducted through the Ordinary Capital, the Fund for Special Operations (FSO, inactive after December 31, 2016), the Intermediate Financing Facility Account (IFF), and the IDB Grant Facility (GRF). The FSO was established to make loans on highly concessional terms in the less developed member countries of the Bank. The IFF's purpose is to subsidize part of the interest payments for which certain borrowers are liable on loans approved from the Ordinary Capital up to December 31, 2006. The GRF's purpose is to make grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects.

As part of the recommendations from the G-20 proposing that Multilateral Development Banks (MDBs) optimize their respective balance sheets, the Bank's Board of Governors approved the transfer of all FSO's assets and liabilities to the Bank, effective January 1, 2017. Therefore, the FSO has discontinued financing new loans, and concessional lending is provided by the blending of loans at regular sovereign-guarantee spread and loans at concessional spreads, both funded from the Bank's resources.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans.

Accounting Developments
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-9, Revenue from Contracts with Customers (Topic 606), which supersedes the previous revenue recognition requirements and guidance. Supplemental guidance was subsequently issued in the form of additional ASUs related to the revenue recognition topic. The new guidance does not change the accounting for income earned on loans, guarantees, or other financial instruments. For the Bank, this ASU became effective January 1, 2018 and is applicable to certain administration fees the Bank charges on funds held in trust and managed on behalf of donors. Adoption of the ASU did not have a material impact on the Bank's financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. Among other things, the new standard requires that changes in fair value of financial liabilities measured under the fair value option that result from a change in instrument-specific credit risk be recognized in Other comprehensive income. In February 2018, the FASB issued ASU No. 2018-03, Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities to clarify or correct unintended application issues in the adoption of ASU 2016-01. The Bank adopted both ASUs effective January 1, 2018 following the modified-retrospective approach and recorded a $16 million cumulative catch-up reclassification gain from Retained earnings[8] to Accumulated other comprehensive income (AOCI) upon adoption. This represents the amount attributable to changes in instrument-specific credit risk for financial liabilities measured under the fair value option that existed as of the date of adoption. Financial statements for periods prior to 2018 were not subject to restatement under the provisions of the ASUs. For the year ended December 31, 2018, changes in fair value related to instrument-specific credit risk were gains that amounted to $93 million and are included as a component of Other comprehensive income (loss), whereas previously these amounts were recognized in the Net fair value adjustment on non-trading portfolios and foreign currency transactions.

In February 2016, the FASB issued ASU 2016-02—Leases (Topic 842) to increase transparency and comparability among organizations by requiring the recognition of substantially all leases as assets and liabilities on the balance sheet. Subsequent amendments and targeted improvements to ASU 2016-02 were issued in the form of additional ASUs. For the Bank, ASU 2016-02 and related ASUs are effective January 1, 2019. Adoption of the ASU did not have a material impact on the Bank's financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU removes the probable initial recognition threshold in the current "incurred loss" model and requires entities to reflect current estimate of all expected credit losses over the contractual term of the financial assets in the allowance for credit losses. In addition to past events and current conditions, entities are required to also incorporate reasonable and supportable forecasts in the measurement of expected credit losses. For the Bank, this ASU 2016-13 and related ASUs are effective January 1, 2020. The Bank is currently in the process of assessing the impact of this standard on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows to reduce the current and potential future diversity in practice. For the Bank, this ASU became effective January 1, 2018. Adoption of the ASU did not have a material impact on the Bank's financial statements.

In March 2017, the FASB issued ASU No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. This ASU requires the service cost component of the current aggregated net periodic benefit costs to be presented in the same line item in the income statement as other compensation costs resulting from employee services provided during the period. The other components of net benefit cost are required to be presented separately from the service cost component and outside of Operating income. The Bank adopted this ASU effective January 1, 2018 and applied the retrospective approach for the presentation of the service cost component and the other components of net periodic pension and postretirement benefit costs for periods prior to 2018 in accordance with the provisions of the ASU. As a result of adopting the ASU, $75 million is reported as Other components of net pension benefit costs for the year ended December 31, 2018, whereas previously these amounts were reported as Administrative expenses. Prior to 2018, the Bank followed the practical expedient permitted by the ASU and used the amounts disclosed in Note U – Pension and Postretirement Benefit Plans as of December 31, 2018, as the estimation basis for applying the retrospective presentation requirements. As a result, $83 million were reclassified from Administrative expenses to Other components of net pension benefit costs for the year ended December 31, 2017.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirement for Fair Value Measurement. The ASU eliminates, modifies and adds certain disclosure requirements for fair value measurements. For the Bank, this ASU is effective January 1, 2020. The ASU permits early adoption of any removed or modified disclosures upon issuance of the ASU and the delay of the adoption of the additional disclosures until their effective date. The Bank has early adopted the removed and modified

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(8) References to captions in the financial statements are identified by the name of the caption beginning with a capital letter every time they appear in the notes to the financial statements.

disclosures following the retrospective approach. As a result, the amount and reasons for transfers between Level 1 and 2 of the fair value hierarchy, the policy for the timing of transfers between levels, and the valuation processes for Level 3 fair value measurements have been removed. The Bank is currently in the process of assessing the impact of the additional disclosures in the ASU on its financial statements.

In August 2018, the FASB issued ASU 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework – Changes to the Disclosure Requirements for Defined Benefit Plans. This ASU modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. For the Bank this ASU is effective January 1, 2021. The Bank is currently in the process of assessing the impact of this standard on its financial statements.

Currency Accounting
The financial statements are expressed in United States dollars, which is also the functional currency of the Bank. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into United States dollars at market exchange rates prevailing at the Balance Sheet dates. Income and expenses are translated at either market exchange rates in effect on the dates on which they are recognized or at an average of market exchange rates in effect during each month. Except for currency holdings derived from paid-in capital stock that have maintenance of value, as described below, net adjustments resulting from the translation of all currencies are recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings.

Valuation and Recognition of Capital Stock
The Agreement Establishing the Inter-American Development Bank (Agreement) provides that capital stock be expressed in terms of the United States dollar of the weight and fineness in effect on January 1, 1959, the par value of which was defined in terms of gold (the 1959 United States dollar). The Second Amendment to the Articles of Agreement of the International Monetary Fund eliminated par values of currencies in terms of gold, effective April 1, 1978. The General Counsel of the Bank rendered an opinion that the Special Drawing Right (SDR), introduced by the International Monetary Fund, became the successor to the 1959 United States dollar as the standard of value for the Bank's capital stock, and for maintaining the value of its currency holdings. The SDR has a value equal to the sum of the values of specific amounts of stated currencies (the basket method), including the United States dollar. Absent a decision by the Bank's governing boards and as suggested in the General Counsel's opinion, the Bank is continuing its practice of using as the basis of valuation the 1959 United States dollar, as valued in terms of United States dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974 (the 1974 United States dollar). The 1959 United States dollar value is equal to approximately 1.2063 of the 1974 United States dollars, or one SDR (1974 SDR).

Instruments of subscription are received from member countries committing to subscribe paid-in and callable capital stock according to the corresponding capital replenishment. Paid-in and callable capital subscriptions are recorded on the corresponding effective date of the individual installments, as provided for in the replenishments. Capital subscriptions receivable are deducted from Paid-in capital stock on the Balance Sheet. Subscriptions paid in advance are recorded as a liability until the effective date of the corresponding installment.

Maintenance of Value (MOV)
In accordance with the Agreement, each member is required to maintain the value of its currency held in the Ordinary Capital, except for currency derived from borrowings. Likewise, the Bank is required to return to a member an amount of its currency equal to any significant increase in value of such member's currency so held, except for currency derived from borrowings. The standard of value for these purposes is the United States dollar of the weight and fineness in effect on January 1, 1959.

The amount related to MOV on member countries' currency holdings is presented on the Balance Sheet either as a liability, included in Other liabilities, or as a reduction of the Equity, if the related MOV amount is a receivable.

Board of Governors Approved Transfers
In accordance with the Agreement, the Board of Governors may exercise its authority to approve transfers of Ordinary Capital income to other accounts (currently only the GRF) administered by the Bank. These transfers, referred to as

"Board of Governors approved transfers", are reported as expenses when incurred, upon approval of disbursement, and are currently funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Balance Sheet.

Distributions to the shareholders of the Bank for concurrent capital contributions to the IIC, are recorded as deductions from Retained earnings in the Statement of Income and Retained Earnings.

Retained Earnings
Retained earnings comprise the general reserve and the special reserve. The general reserve consists of income from prior years, which have been retained to provide for possible annual excess of expenses over income.

The special reserve consists of loan commissions set aside pursuant to the Agreement, which are held in investments. These investments may be used only for the purpose of meeting liabilities on borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed with resources of the Ordinary Capital. The allocation of such commissions to the special reserve was discontinued in 1998.

Investments
All investment securities and related derivative instruments (mostly currency and interest rate swaps) are designated as a trading portfolio, recorded in accordance with trade-date accounting, and are carried and reported at fair value, with changes in fair value included in Income from Investments-Net gains (losses) in the Statement of Income and Retained Earnings.

Repurchase and resale agreements
In a repurchase, or repo, agreement, the Bank transfers securities to a repo counterparty in exchange for cash and concurrently agrees to repurchase those securities at a future date for an amount equal to the cash exchanged plus a stipulated interest factor. In a resale, or reverse repo agreement, the Bank buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date. The Bank enters into short-term repurchase and resale agreements as money market instruments for the Bank's liquid asset investment portfolio and for the management of liquidity in general.

All repurchase and resale transactions are executed with approved eligible counterparties under enforceable master repurchase agreements. All contracts are subject to a maximum maturity of six months. The Bank receives financial instruments purchased under resale agreements and makes delivery of financial instruments sold under repurchase agreements to custody accounts at an approved third-party custodian. The securities purchased or sold in resale and repurchase agreements are limited to US Treasury securities with up to 5.5 years maturity. Securities received as collateral by the Bank from resale agreements are not further leveraged.

Repurchase and resale agreements are carried at face value, which approximate fair value due to their short-term nature and minimal credit risk. These agreements are presented on a gross basis on the Balance Sheet. The securities transferred under those agreements do not meet the accounting criteria for treatment as a sale, as they are subject to the commitment to be repurchased or resold on a future date. As a result, the Bank retains the securities transferred in repurchase agreements as assets in the Balance Sheet, and the securities received under resale agreements are not recorded on the Bank's Balance Sheet. The interest income and expense under resale and repurchase agreements are included in Investments– Interest and Borrowing expenses – Interest, after swaps on the Statement of Income and Retained Earnings, respectively. There are no open positions as of December 31, 2018.

Loans
The Bank makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of sovereign-guaranteed loans to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. Non-Sovereign Guaranteed (NSG) loans and guarantees are also made on the basis of market-based pricing (i) in all economic sectors (subject to an exclusion list), and (ii) to any entity regardless of the degree of private or public sector ownership, as long as the entity does not benefit from a sovereign guarantee for repayments of its obligations and the ultimate beneficiary of the financing is a project in a

borrowing member country (eligible entities). In addition, the Bank makes loans to other development institutions without sovereign guarantee.

The Bank makes highly concessional loans, predominantly denominated in U.S. dollars, to the least developed borrowing members, their agencies or political sub-divisions.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial to the financial results. Front-end fees on emergency loans are deferred and amortized over the first four years of the loan on a straight-line basis, which approximates the effective interest method.

Income on loans is recognized following the accrual basis. The Bank considers a loan to be past due when the scheduled principal and/or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on non-accrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. All exposures in non-accrual status are deemed to be impaired. In addition, if loans made to a member country with resources of other funds owned or administered by the Bank are placed on non-accrual status, all Ordinary Capital loans made to, or guaranteed by, that member government will also be placed on non-accrual status. On the date a member's loans are placed on non-accrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on non-accruing loans are included in income only to the extent and in the period that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from non-accrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For NSG loans, it is the general policy of the Bank to place on non-accrual status loans made to a borrower when interest or other charges are past due by more than 90 days, or earlier when management has doubts about their future collectability. Income is recorded thereafter on a cash basis until loan service is current and Management's doubts about future collectability cease to exist. If the collectability risk is considered to be particularly high at the time of arrears clearance, the borrower's loans may not emerge from non-accrual status.

Cash payments received on loans placed on non-accrual status are generally recognized first as interest income before they are applied to loan principal in accordance with the requirements in the loan agreements.

The Bank periodically reviews the collectability of loans and, if applicable, records, as an expense, provisions for loan losses in accordance with its determination of the collectability risk of the sovereign-guaranteed and NSG loan portfolios. Such reviews consider the credit risk for each portfolio, as defined below, as well as the potential for loss arising from delay in the scheduled loan repayments.

For purposes of determining the allowance for loan losses, loans are divided in two main portfolios: sovereign-guaranteed and NSG. For the sovereign-guaranteed loan portfolio, the Bank does not reschedule and has not written-off any such Ordinary Capital loans. In addition, because of the nature of its borrowers, the Bank expects that each of its sovereign-guaranteed loans will be repaid. The Bank determines the nature and extent of its exposure to credit risk by considering the long-term foreign currency credit rating assigned to each borrower country by Standard & Poor's (S&P), adjusted by the probabilities of default to the Bank. For the NSG loan portfolio, the Bank's internal credit risk classification system provides for a granular rating scale that maps the probability of default (PD), on a one to one basis, to that of the foreign currency S&P credit rating scale. Separately, the Bank uses a transaction or facility risk model (the LGD model) which considers several factors. The LGD model is calibrated following empirical evidence of historical loss data collected by S&P, and calculates loss given default for each individual loan or guarantee.

The Bank considers a NSG loan as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the loan's original contractual terms. Specific allowances for losses on impaired loans are set aside based on Management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral less disposal costs.

Partial or full loan write-offs are recorded when a loss has been "realized" through either a legal agreement or final bankruptcy settlement, or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected.

Guarantees
The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limits established for NSG operations, or with a member country sovereign counter-guarantee. As part of its NSG lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage infrastructure investments, local capital market development, and trade-finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to non-commercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations. Under the non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), the Bank also provides full credit guarantees for trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income over the term of the guarantee.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. The contingent liability for probable losses related to guarantees outstanding is included in Other liabilities.

The Bank manages and measures credit risk on guarantees without sovereign counter-guarantee using the credit risk classification system used for NSG operations as described under Loans above.

The Bank reduced its sovereign-guaranteed loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other MDBs, and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential non-accrual events (i.e., interest and principal non-payment) between MDBs for exposures from borrowing countries in which a MDB is concentrated, to countries in which a MDB has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDB. However, one MDB assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDB (the EEA buyer of protection, or EEA Buyer). If a non-accrual event occurs for one of the countries that is part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDB is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no non-accruals events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period.

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay for one or more of the countries for which exposure is included in the EEA of 180 days (i.e., a non-accrual event). The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in non-accrual at the interest rate set for the EEA transaction, currently set at USD six-month LIBOR plus 0.75%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in non-accrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a pari-passu basis. By the end of the non-accrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

The fair value of the guarantee given is recorded at inception as an asset (equivalent to the net present value of the hypothetical guarantee fees to be received) and a liability (the non-contingent portion of the guarantee to stand ready to perform), respectively, included in Other assets - Miscellaneous and Other liabilities, respectively, on the Balance Sheet. The above mentioned asset and liability are amortized over the term of the guarantee, based on the originally negotiated exposure exchange expected to be outstanding every year. For the guarantees received, an asset, and a corresponding income, is recorded equivalent to the implicit reduction in the Bank's allowance for loan losses, which are included in Other assets – Miscellaneous and Other-income, respectively.

Debt securities
The Bank invested in debt securities to further our developmental objectives by providing financial assistance to the development communities, mainly co-financed with the Inter-American Investment Corporation (IIC). Generally, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. Debt securities are reported at amortized cost on the Balance Sheet.

The Bank conducts periodic reviews of its debt securities to evaluate for other-than-temporary impairment (OTTI). For impaired debt securities that the Bank has an intent to sell or believes it will more-likely-than not be required to sell prior to the recovery of the amortized cost basis, OTTI is recognized in Net income as the entire difference between the amortized cost basis and the fair value of these securities at the balance sheet date. If the Bank continues to have the intent and ability to hold the impaired securities to maturity, the amount of the total OTTI related to credit losses is recognized in Net income, while the amount of the total OTTI related to other factors is recognized in Other comprehensive income. A credit loss occurs when the present value of cash flows expected to be collected is less than the amortized cost of the securities.

Property
Property is recorded at cost. Major improvements are capitalized while routine replacements, maintenance and repairs are charged to expense. Depreciation is computed on the straight-line method over estimated useful lives (30 to 40 years for buildings, 10 years for building improvements and capitalized software, and 4 to 15 years for equipment).

Borrowings
To ensure funds are available for its lending and liquidity operations, the Bank borrows in the international capital markets, offering its debt securities to private and public investors. The Bank issues debt securities denominated in various currencies and with various maturities, formats, and structures. The Bank also issues discount notes, accepts deposits for borrowing member Central Banks and Official Institutions, and enters into repurchase agreements to manage short-term cash flow needs.

A substantial amount of the Bank's borrowings are carried at fair value on the Balance Sheet. The interest component of the changes in fair value of these borrowings is recorded in Borrowing expenses-Interest, after swaps. The remaining changes in fair value of these instruments are recorded in Net fair value adjustments on non-trading portfolios and foreign currency transactions in the Statement of Income and Retained Earnings and Net fair value adjustments on borrowings attributable to change in instrument-specific credit risk in the Statement of Comprehensive Income.

Certain borrowings are carried at their par value (face value), adjusted for any premiums or discounts (amortized cost basis). The amortization of premiums and discounts is calculated following the constant yield method, and is included in Interest, after swaps, under Borrowing expenses in the Statement of Income and Retained Earnings.

Issue costs of borrowings carried at fair value are charged to expense upon issuance, whereas those of borrowings carried at amortized cost are deferred and amortized following the constant yield method over the life of the respective debt security. The unamortized balance of the borrowing issue costs is included in Borrowings under Liabilities on the Balance Sheet, and the amounts charged to expense or amortized are included in Other borrowing costs under Borrowing expenses in the Statement of Income and Retained Earnings.

Interest expense on borrowings is recognized on an accrual basis, net of the interest component of borrowing derivatives, is calculated in a manner that approximates the effective yield method upon issuance of those borrowings, and is included under Borrowing expenses in the Statement of Income and Retained Earnings.

Derivatives
As part of its asset and liability management, the Bank uses derivatives, mostly currency and interest rate swaps, in its investment, loan and borrowing operations. These derivatives modify the interest rate and/or currency characteristics of the operations to produce the desired interest and/or currency type. In addition, in order to manage the sensitivity to changes in interest rates (duration or modified duration) of its equity, the Bank utilizes equity duration swaps to maintain the modified duration of its equity within a defined policy band of four to six years.

All derivatives are recognized on the Balance Sheet at their fair value, are classified as either assets or liabilities, depending on the nature (receivable or payable) of their net fair value amount, and are not designated as hedging instruments.

The Bank refers to the periodic cash payment or cash receipt to/from the counterparty pursuant to the provisions of the derivative contract as the "interest component". The interest component for derivatives related to the economic hedging of our investment securities is presented in Income from Investments-Interest in the Statement of Income and Retained Earnings. The change in fair value of the investment securities and related derivatives are presented in Income from Investments-Net gains (losses). The interest component for lending-related derivatives is included in Income from loans. The interest component for borrowing derivatives and equity duration derivatives are recorded in Borrowing expenses and Other interest income, respectively. The changes in fair value of lending, borrowing and equity duration derivatives are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans-Interest, after swaps, Borrowing expenses- Interest, after swaps, and Other interest income, respectively, upon termination of a swap.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are carried at fair value.

Administrative Expenses
The administrative expenses of the Bank were allocated between the Ordinary Capital and the FSO pursuant to the allocation percentage approved by the Board of Governors, which was 97% for the Ordinary Capital and 3% for the FSO in 2016. Such allocation was discontinued in 2017 due to the transfer of all FSO's assets and liabilities to the Bank, effective January 1, 2017.

Special Programs
Special programs provide financing for reimbursable, non-reimbursable and contingent recovery assistance to borrowing member countries. Reimbursable operations are recorded as Other assets. Non-reimbursable and contingent recovery operations are recorded as Special programs expense at the time of approval. Cancellations of undisbursed balances of non-reimbursable operations and recuperations of contingent recovery financings are recognized as an offset to Special programs expense in the period in which they occur.

Taxes
The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all custom duties in its member countries.

Pension and Postretirement Benefit Plans
The funded status of the Bank's benefit plans is recognized on the Balance Sheet. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. Overfunded benefit plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as Assets under retirement benefit plans while under-funded benefit plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as Liabilities under retirement benefit plans.

Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise, are recognized as a component of Other comprehensive income (loss) in the Statement of Comprehensive Income. These net actuarial gains and losses and prior service cost are subsequently recognized as a component of net periodic benefit cost pursuant to the recognition and amortization provisions of applicable accounting standards.

The service cost component of the net periodic benefit costs is recorded under Administrative expenses in the Statement of Income and Retained Earnings, whereas other components of the net benefit cost such as interest cost, expected return on plan assets, and amortization of prior service costs/credits are recorded under Other components of net pension benefit costs. Gains/losses previously recognized as a component of Other comprehensive income (loss) remain in Accumulated other comprehensive income.

NOTE C – RESTRICTED CURRENCIES

At December 31, 2018, Cash includes $389 million (2017 – $440 million) in currencies of regional borrowing members. These amounts may be used by the Bank in Ordinary Capital lending operations and for administrative expenses. Of this amount, one member country has restricted $39 million (2017 – $48 million) to be used for making payments for goods and services in its territory, in accordance with the provisions of the Agreement.

NOTE D – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in obligations of sovereign and sub-sovereign governments, agency, supranational, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the equivalent short-term credit ratings.

Net unrealized gains (losses) on trading portfolio instruments held at December 31, 2018 of $(14) million (2017 – $8 million; 2016 – $12 million) were included in Income from Investments-Net gains (losses).

NOTE E – LOANS AND GUARANTEES OUTSTANDING

The loan portfolio substantially includes sovereign-guaranteed (SG) loans as follows:
- Single Currency Facility (SCF) loans (LIBOR-based and fixed-base cost rates)
- Flexible Financing Facility (FFF) loans (LIBOR-based, fixed-based cost interest rates and local currency)
- Since January 1, 2017, concessional loans transferred from FSO.

In addition, the loan portfolio also includes NSG loans.

Sovereign guaranteed-Loan Portfolio

For the non-concessional component of sovereign-guaranteed loans and SG loans, the Bank's loan charges consist of a lending spread on the outstanding amount, an annual credit commission on the undisbursed balance of the loan, and a supervision and inspection fee. Loan charges for 2018, 2017 and 2016 were as follows:

	Lending spread %	Credit commission %	Supervision and inspection fee %
2016	1.15	0.50	-
2017	0.85	0.50	-
2018	0.80	0.50	-

These charges are subject to review and approval annually, or more frequently if deemed necessary, by the Board of Executive Directors.

Income from loans-Interest, after swaps has been reduced by $225 million (2017 – $317 million; 2016 – $322 million) representing the net interest component of related lending swap transactions.

Currently available products: The FFF, effective January 1, 2012, is currently the only financial product platform for approval of all regular sovereign guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and (iv) execute hedges with the Bank at a loan portfolio level.

The FFF loans have an interest rate based on LIBOR plus a funding margin or actual funding cost, as well as the Bank's spread. Borrowers also have an option to convert to fixed-base cost rate, local currencies and other major currencies.

Effective January 1, 2017, the Bank offers concessional lending through a blending of regular and concessional financing. The concessional portion of blended loans have a grace period and maturity of 40 years, and a 0.25% fixed interest rate. The regular financing portion has a 25 years maturity.

NSG Loan Portfolio

The Bank offers loans to eligible entities without sovereign guarantees under various terms. NSG loans can be denominated in United States dollars, Japanese yen, euro, Swiss francs or local currencies, and borrowers have the option of either a fixed, floating or inflation-linked interest rate loan. For floating rate loans, the interest rate resets every one, three, six or twelve months substantially all based on a LIBOR rate plus a credit spread. The credit spreads and fees on these loans are set on a case-by-case basis.

Beginning on January 1, 2016, and extending for a seven-year period, NSG activities are being originated by IIC and largely co-financed by the Bank and the IIC.

For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. As of December 31, 2018 and 2017, total NSG co-financed outstanding loans amounted to $1,217 million and $525 million, respectively.

Inter-American Investment Corporation

In 1997, the Bank approved a loan to the IIC (a separate international organization whose 45 member countries are also members of the Bank) of $300 million. Disbursements under this loan can be denominated in United States dollars or local currencies since 2018, pursuant to a loan amendment. As of December 31, 2018, the outstanding balance was composed of $100 million recorded in United States dollars carrying a LIBOR-based interest rate (2017 - $100 million), and $31 million recorded in Brazilian reais carrying an Interbank Certificate of Deposit (CDI) interest rate.

Loan Participations

The Bank mobilizes funds from commercial banks and other financial institutions by entering into loan participation agreements without recourse, while reserving to itself the administration of such loans. The Bank's loan participations meet the applicable sale accounting criteria and are not included in the Bank's Balance Sheet. As of December 31, 2018, there were $2,332 million (2017 – $2,779 million) in outstanding participations in NSG loans.

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the limit established for NSG operations, or with a member country sovereign counter-guarantee.

Under the NSG TFFP, in addition to direct loans, the Bank provides full credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. Outstanding guarantees have remaining maturities ranging from 3 years to 16 years, except for trade related guarantees that have maturities of up to 3 years. As of December 31, 2018, guarantees of $454 million (2017 – $353 million) were outstanding and subject to call, and were classified as follows (in millions):

	December 31, 2018				December 31, 2017			
	NSG [1]	NSG TFFP [1]	SG [2]	Total	NSG [1]	NSG TFFP [1]	SG [2]	Total
a+ to a-	$ 44	$ -	$ -	$ 44	$ 55	$ -	$ -	$ 55
bbb+ to bbb-	-	-	60	60	27	-	60	87
bb+ to bb-	117	20	-	137	80	37	-	117
b+ to b-	65	148	-	213	8	82	-	90
ccc+ to cc	-	-	-	-	-	4	-	4
Total	$ 226	$ 168	$ 60	$ 454	$ 170	$ 123	$ 60	$ 353

(1) NSG and NSG TFFP guarantees ratings are represented by the Bank's internal credit risk classification, which maps to S&P's rating scale.
(2) SG guarantees rating is assigned to each borrower country by S&P.

Multilateral Development Banks (MDBs) Exposure Exchange Agreement

In 2015, the Bank entered into an EEA with certain other MDBs pursuant to which it also executed two bilateral EEA transactions within Bank limits, which require such transactions to remain within 10% of the outstanding loan balance of the SG portfolio, and individual country exposures not exceeding the Bank's 10th largest SG exposure.

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of December 31, 2018 and 2017, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

EEA Seller			
		S&P Rating	
Country	Amount	As of December 31, 2018	As of December 31, 2017
Angola	$ 85	B-	B-
Armenia	118	BB-	BB-
Bosnia & Herzegovina	99	B	B
Egypt	720	B	B-
Georgia	97	BB-	BB-
Indonesia	535	BBB-	BBB-
Jordan	144	B+	B+
Macedonia	130	BB-	BB-
Montenegro	116	B+	B+
Morocco	990	BBB-	BBB-
Nigeria	95	B	B
Pakistan	276	B	B
Serbia	195	BB	BB
Tunisia	990	B	B
Turkey	311	B+	BB
Total	$ 4,901		

EEA Buyer			
		S&P Rating	
Country	Amount	As of December 31, 2018	As of December 31, 2017
Argentina	$ 750	B	B+
Bolivia	92	BB-	BB
Brazil	820	BB-	BB
Chile	66	A+	A+
Colombia	397	BBB-	BBB-
Costa Rica	43	B+	BB-
Dominican Republic	460	BB-	BB-
Ecuador	1,066	B-	B-
Mexico	800	BBB+	BBB+
Panama	207	BBB	BBB
Trinidad & Tobago	200	BBB+	BBB+
Total	$ 4,901		

As of December 31, 2018 and 2017, no non-accrual events have occurred, and the current carrying amount under the guarantees given amounts to $482 million and $522 million, respectively.

IFF Subsidy
The IFF was established in 1983 by the Board of Governors of the Bank to subsidize part of the interest payments for which certain borrowers are liable on loans from the resources of the Ordinary Capital. The IFF interest subsidy was discontinued for loans approved after 2006. During 2018, the IFF paid $11 million (2017 – $13 million; 2016 – $18 million) of interest to the Bank on behalf of the borrowers.

NOTE F – CREDIT RISK FROM THE LOAN AND GUARANTEES PORTFOLIOS

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from the loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and NSG loans. Approximately 94% of the loans are sovereign-guaranteed as of December 31, 2018 (2017 – 93%).

Sovereign-guaranteed Loans
When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

A sovereign–guarantee loan is considered to be impaired if it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. All exposures in non-accrual status are deemed to be impaired. However, for the Bank, the likelihood of experiencing an event of default in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign event of default. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of the event of default, the Bank suffers an economic loss from not charging interest on overdue interest while the event of default lasts.

The credit quality of the sovereign-guaranteed loan portfolio as of December 31, 2018 and 2017, as represented by the long-term foreign currency credit rating assigned to each borrower country by S&P, is as follows (in millions):

Country Ratings	2018	2017
A+ to A-	$ 856	$ 702
BBB+ to BBB-	31,770	30,328
BB+ to BB-	27,339	26,851
B+ to B-	25,382	21,121
CCC+ to CC	-	2,160
SD	2,360	2,018
Total	$ 87,707	$ · 83,180

The ratings presented above have been updated as of December 31, 2018 and 2017, respectively.

NSG Loans
The Bank does not benefit from sovereign guarantees when lending to NSG borrowers. Risk and expected performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and for the transaction dimensions.

As of December 31, 2018, NSG outstanding loans are primarily composed of project finance loans (30%), loans to financial institutions (31%) and corporate loans (28%), each type using different credit risk scorecards to perform the borrower risk assessment.

The major credit risk factors considered at the borrower level of a project finance loan may be grouped into the following categories: political risk, commercial or project risk, technical and construction risk, and financial risk. Political risks can be defined as the risks to a project financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks concern the construction or completion risks, economic or financial viability of a project and operational risks. Financial risks consider the project's exposures to cash flow generation, interest rate and foreign currency volatility, inflation risk, liquidity risk, and funding risk.

Credit risk evaluation related to financial institutions considers country-related risk including regulatory, competition, government support and macro-economic risks, which acts as an anchor for the risk assessment as a whole. Additionally, the rating scorecard assesses the following institution-specific factors: capital adequacy, asset quality, operating policies & procedures and risk management framework; quality of management and decision making;

earnings and market position, liquidity and sensitivity to market risk; quality of regulations and regulatory agencies; and potential government or shareholder support. While the country risk is embedded in the assessment of the borrower, the sovereign rating also acts as a ceiling of the final borrower rating, in view of the close link between the country's creditworthiness and that of the country's financial institutions.

Factors considered in the rating scorecards for corporate loans are country and industry risks, business and market risks, an assessment of the borrower's management, and financial risks, including a qualitative assessment of financial risks and a quantitative assessment of financial ratios. After consideration of these borrower specific characteristics, extraordinary support from shareholders or from the government, may be considered, if applicable.

The Bank assesses the transaction characteristics through a separate model to determine the probable LGD which considers the collateral, the seniority of the loan or guarantee, jurisdiction (in terms of bankruptcy and creditors rights) and guarantees from third parties. The LGD model is calibrated following empirical evidence of historical loss data collected by S&P, and calculates separately the LGD for each individual loan or guarantee.

The credit quality of the NSG loan portfolio as of December 31, 2018 and 2017, excluding loans to other development institutions, as represented by the internal credit risk classification is as follows (in millions):

Internal Credit Risk Classification [1]	2018		2017	
a+ to a-	$	400	$	400
bbb+ to bbb-		361		136
bb+ to bb-		1,929		2,409
b+ to b-		2,305		2,181
ccc+ to d		461		623
Total	$	5,456	$	5,749

(1)   NSG portfolio ratings are represented by the Bank's internal credit risk classification which maps to S&P's rating scale on a one to one basis.

In addition, as of December 31, 2018, the Bank has loans to other multilateral development institutions for $214 million with ratings ranging from AA+ to A- (2017 – $153 million with ratings ranging from AA+ to A).

Allowance for Loan and Guarantee Losses
Sovereign-guaranteed portfolio: A collective evaluation of collectability is performed for sovereign-guaranteed loans and guarantees, except for those loans deemed impaired. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The Bank does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months, upon which time all loans made to, or guaranteed by, the sovereign borrowers are placed on non-accrual status. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows may not be met in accordance with the terms of the loan contract. A specific allowance is assessed for this exposure at the aggregated borrower level as the Bank considers loans to the same sovereign borrower share common risk characteristics.

NSG portfolio: For NSG loans and guarantees, a collective loss allowance is determined based on the Bank's credit risk classification system that maps on a one to one basis to that of the S&P foreign currency credit rating, with an estimated probability of default time horizon of three years (one year for TFFP). Based upon (i) PD rate for each transaction, using S&P historical information (ii) the amount of credit exposure and (iii) the LGD, the required level of the collective loss allowance is determined.

The Bank has specific loss allowances for impaired NSG loans, which are individually evaluated, as described in Note B.

The changes in the allowance for loan and guarantee losses for the years ended December 31, 2018, 2017 and 2016 were as follows (in millions):

	2018		2017		2016
Balance, beginning of year	$	553	$	535	$	446
Provision (credit) for loan and guarantee losses		(35)		27		142
Write-off		(84)		(9)		(53)
Balance, end of year	$	434	$	553	$	535
Composed of:						
Allowance for loan losses	$	426	$	546	$	532
Allowance for guarantee losses[1]		8		7		3
Total	$	434	$	553	$	535

(1) The allowance for guarantee losses is included in Other liabilities in the Balance Sheet.

The changes in the allowance for loan and guarantee losses by portfolio for the years ended December 31, 2018, 2017 and 2016 were as follows (in millions):

Sovereign-guaranteed Portfolio

Specific allowance	2018		2017		2016
Balance, beginning of year	$	-	$	-	$	-
Provision for loan and guarantee losses		17		-		-
Balance, end of year	$	17	$	-	$	-

Collective allowance	2018		2017		2016
Balance, beginning of year	$	2	$	2	$	5
Provision (credit) for loan and guarantee losses		3		-		(3)
Balance, end of year	$	5	$	2	$	2

NSG Portfolio

Specific allowance	2018		2017		2016
Balance, beginning of year	$	334	$	334	$	235
Provision (credit) for loan and guarantee losses		(22)		9		152
Write-off		(84)		(9)		(53)
Balance, end of year	$	228	$	334	$	334

Collective allowance	2018		2017		2016
Balance, beginning of year	$	217	$	199	$	206
Provision (credit) for loan and guarantee losses		(33)		18		(7)
Balance, end of year	$	184	$	217	$	199

Except for the impaired loans, all loans and guarantees have been collectively evaluated for impairment.

During 2018 and 2017, there were no changes to the Bank's policy with respect to the allowance for loan and guarantee losses.

Past due, Non-Accrual and Impaired Loans

As of December 31, 2018, sovereign-guaranteed loans made to or guaranteed by Venezuela amounting to $227 million have been in arrears for over 180 days; therefore the entire loan balance of $2,011 million has been placed in non-accrual status, resulting in interest income reversed or not recognized totaling $108 million. Such amount consisted of the reversal of $60 million of accrued interest on the date the loans were placed on non-accrual status, and $48 million of interest income not recognized from that date and through December 31, 2018. The loans to Venezuela are impaired and a specific reserve for the loan impairment of $17 million is included in our allowance for credit losses. Although the non-accrual period could be potentially lengthy for these Venezuela loans in arrears, the Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay, when the balances in arrears are eventually restored to accrual basis. The specific allowance of $17 million represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. During 2018, Venezuela has reiterated its commitment to the IDB and its intention to undertake payments. Collections received during 2018 and after loans were placed in non-accrual amounted to $11 million. The assessment and estimation of loan impairment is inherently judgmental and reflects Management's best estimate based upon the information currently available. Since the situation in Venezuela continues evolving, Management will monitor its credit exposure periodically and reassess the impairment estimate accordingly. A summary of financial information related to loans to Venezuela affecting the results of operations for the year ended December 31, 2018 (in millions):

| | Year ended December 31, |
	2018
Average recorded investment during the period	$ 2,011
Loan income recognized on cash basis	11
Loan income that would have been recognized on an accrual basis during the period	80

There were no other sovereign-guaranteed loans 180 days or more past due, impaired or in non-accrual status as of December 31, 2018 or December 31, 2017.

As of December 31, 2018, NSG loans 90 or more days past due amounted to $103 million (2017 - $273 million). NSG loans with outstanding balances of $379 million were on non-accrual status (2017 - $477 million), including $90 million whose maturity was accelerated (2017 - $259 million).

The Bank's outstanding balance of NSG loans classified as impaired was $379 million at December 31, 2018 (2017 - $477 million; 2016 - $494 million). Impaired loans have a total specific allowance for loan losses of $228 million (2017 - $334 million; 2016 - $334 million).

A summary of financial information related to NSG impaired loans affecting the results of operations for the years ended December 31, 2018, 2017, and 2016 is as follows (in millions):

| | Years ended December 31, | | |
	2018	2017	2016
Average recorded investment during the period	$ 418	$ 499	$ 509
Loan income recognized on cash basis	14	17	25
Loan income that would have been recognized on an accrual basis during the period	26	26	31

Troubled Debt Restructurings
The Bank does not renegotiate or reschedule its sovereign-guaranteed loans. A modification of a NSG loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired, until its extinguishment. It is not disclosed as such after the year it was restructured, if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk, and the loan is not impaired based on the new terms specified in the restructuring agreement.

During 2018, there were four troubled debt restructurings of NSG loans classified as impaired, with an outstanding balance of $154 million, an undisbursed balance of $45 million, and a specific allowance for loan losses of $100 million. Such loan agreements were mainly modified to provide a new facility and to extend the repayment date.

During 2017, there were three troubled debt restructurings of NSG loans classified as impaired, with an outstanding balance of $127 million, an undisbursed balance of $61 million, and a specific allowance for loan losses of $68 million. Such loan agreements were mainly modified to provide a new facility and to extend the repayment date.

During 2018, there were no significant payment defaults on loans previously modified in a troubled debt restructuring.

During 2017, there was one payment default of an impaired NSG loan that was previously modified in a troubled debt restructuring. The default occurred because of a mandatory prepayment trigger event when the full outstanding amount of $91 million became due and payable. The default event did not significantly change the existing assumptions for the expected future cash flows related to the loan, thus did not have a significant effect on its specific allowance of $77 million recorded as of December 31, 2017.

NOTE G – RECEIVABLE FROM MEMBERS

As a result of the transfer of all FSO's assets and liabilities to the Bank, effective January 1, 2017, FSO's Receivable from members balance was carried over to the Bank and is reported as a reduction of Equity on the Balance Sheet. Receivable from members includes non-negotiable, non-interest bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of MOV obligations, and other MOV obligations.

The composition of the net receivable from members as of December 31, 2018 and 2017, is as follows (in millions):

	December 31, 2018		December 31, 2017	
Regional developing members	$	711	$	713
Canada		52		41
Non-regional members, net		(145)		(161)
Total	$	618	$	593

The amounts are represented in the Balance Sheet as follows (in millions):

	December 31, 2018		December 31, 2017	
Receivable from members	$	822	$	807
Amounts payable to maintain value of currency holdings		(204)		(214)
Total	$	618	$	593

In 2009, the Bank reached an agreement with one of its borrowing member countries regarding the member's MOV obligation outstanding with the Ordinary Capital in the amount of $252 million agreed on a payment schedule of 16 annual installments starting in 2010. As of December 31, 2018 and 2017 the amount outstanding was $217 million.

During 2017, the Board of Directors authorized Management to: (i) convert to US dollars all non-US dollar currencies subject to MOV for which the Bank has a payable MOV balance to the member country contributor of that currency; (ii) carry out bilateral negotiations with each respective member country to decide on the timing of the conversion and subsequent settlement of such balances before May 2019; and (iii) convert and settle any and all balances subject to MOV if or when the fluctuation of exchange rates at some point in the future results in a payable for the Bank through a standing authorization. Currencies subject to MOV for which the Bank currently has a receivable MOV balance will not be converted into US dollars at this time. During 2018, several member countries have agreed to the conversion of their currency and settlement of the MOV payable obligations totaling $30 million (2017 - $54 million).

NOTE H – PROPERTY

At December 31, 2018 and 2017, Property, net consists of the following (in millions):

	2018	2017
Land, buildings, improvements, capitalized software and equipment at cost	$ 905	$ 856
Less: accumulated depreciation	(447)	(409)
Total	$ 458	$ 447

NOTE I – BORROWINGS

Medium- and long-term borrowings at December 31, 2018 consist of loans, notes and bonds issued in various currencies at contracted interest rates ranging from 0% to 26.5%, before swaps, and from 2.06% (equivalent to 3-month LIBOR less 35 basis points) to 8.23% (equivalent to the MXN Interbank Equilibrium Interest Rate less 12.3 basis points), after swaps, with various maturity dates through 2058.

The Bank also has a short-term borrowing program (including the Discount Note Program and Deposits Program for borrowing member Central Banks and Official Institutions). Discount notes are issued in amounts of no less than $100,000 and maturities of no more than 360 days. Deposits are denominated only in U.S. dollars with maturities up to 30 days, and are available only to borrowing member Central Banks and Official Institutions. At December 31, 2018, the weighted average rate of short-term borrowings was 2.42% (2017 – 1.33%).

Borrowing expenses have been reduced by the net interest component of related borrowing swap transactions amounting to $123 million during 2018 (2017 – $864 million; 2016 – $1,155 million).

As of December 31, 2018 and 2017, the maturity structure of medium- and long-term borrowings outstanding by year of maturity is as follows (in millions):

2018		2017	
2019	$ 15,207	2018	$ 16,357
2020	17,078	2019	15,377
2021	14,433	2020	16,386
2022	15,108	2021	8,504
2023	8,416	2022	13,266
2024 to 2028	17,073	2023 to 2027	15,654
2029 to 2033	231	2028 to 2032	184
2034 to 2038	6	2033 to 2037	7
2039 to 2043	1,210	2038 to 2042	1,135
2044 to 2058	666	2043 to 2044	675
Total	$ 89,428	Total	$ 87,545

NOTE J – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term debt, to reduce the income volatility resulting from the accounting asymmetry of marking to market borrowing swaps through income while recognizing borrowings at amortized cost. Individual borrowings are elected for fair value reporting on an instrument by instrument basis, and the election is made upon the initial recognition of a borrowing and may not be revoked once an election is made. However, income volatility still results from the changes in fair value of the Bank's lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost. In order to address this income volatility, the Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, loans and derivatives) in determining its fair value option elections for borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Statement of Income and Retained Earnings for the years ended December 31, 2018, 2017, and 2016 as follows (in millions):

	2018	2017	2016
Borrowing expenses-Interest, after swaps	$ (1,491)	$ (1,415)	$ (1,349)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	1,694 [1]	(744)	850
Total changes in fair value included in Net income	$ 203	$ (2,159)	$ (499)

(1)   Includes reclassifications of $77 million for the year ended December 31, 2018 from Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk to Other comprehensive income (loss), as required by ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, implemented in 2018.

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of December 31, 2018 and 2017, was as follows (in millions):

	2018	2017
Fair value	$ 58,261 [1]	$ 54,772 [1]
Unpaid principal outstanding	57,926	54,085
Fair value over unpaid principal outstanding	$ 335	$ 687

(1)   Includes accrued interest of $442 million and $396 million in 2018 and 2017, respectively.

NOTE K – DERIVATIVES

Risk Management Strategy and Use of Derivatives

The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, which are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. Included in the Other category, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

Financial Statements Presentation

All derivative instruments are reported at fair value. The Bank's derivative instruments and their related gains and losses are presented in the Balance Sheet, the Statement of Income and Retained Earnings and the Statement of Comprehensive Income as follows (in millions):

Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	December 31, 2018 [1]		December 31, 2017 [1]	
		Assets	Liabilities	Assets	Liabilities
Currency swaps	Currency and interest rate swaps				
	Investments - Trading	$ 123	$ 85	$ 39	$ 302
	Loans	666	28	715	109
	Borrowings	249	2,006	617	1,291
	Accrued interest and other charges -On swaps, net	(55)	(25)	41	3
Interest rate swaps	Currency and interest rate swaps				
	Investments - Trading	94	43	74	3
	Loans	27	210	16	367
	Borrowings	142	953	218	748
	Other	6	9	9	7
	Accrued interest and other charges -On swaps, net	(2)	134	35	32
Futures	Other liabilities	-	1	-	-
		$ 1,250	$ 3,444	$ 1,764	$ 2,862

(1) Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Statement of Income and Retained Earnings and Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Years ended December 31,		
		2018	2017	2016
Currency swaps				
Investments - Trading	Income from Investments:			
	Interest	$ 69	$ (32)	$ (67)
	Net gains (losses)	126	175	164
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	188	(477)	106
Loans	Income from Loans-Interest, after swap	(143)	(160)	(99)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	109	(180)	365
Borrowings	Borrowing expenses-Interest, after swaps	239	436	514
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(1,531)	910	(650)
Interest rate swaps				
Investments - Trading	Income from Investments:			
	Interest	39	(19)	(72)
	Net gains (losses)	(35)	43	69
Loans	Income from Loans-Interest, after swaps	(82)	(157)	(223)
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	168	136	185
Borrowings	Borrowing expenses-Interest, after swaps [1]	(116)	428	641
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(286)	(581)	(633)
Other	Other interest income	1	12	23
	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(6)	(13)	(15)
Futures	Income from Investments- Net gains (losses)	(1)		1
		$ (1,261)	$ 521	$ 309

(1) In 2017, includes the recognition of realized gains of approximately $81 million related to the unwinding of certain borrowing swaps for equity duration management purposes, as a result of the transfer of loans from the FSO.

Statement of Cash Flows

Derivatives not Designated as Hedging Instruments	Location of inflows (outflows) from	Years ended December 31,		
		2018	2017	2016
Loans	**Cash flows from lending and investing activities:**			
	Miscellaneous assets and liabilities, net	$ 74	$ 39	$ 183
	Cash flows from operating activities:			
	Loan income collections, after swaps	(245)	312	(325)
Borrowings	**Cash flows from financing activities:**			
	Medium-and-long term borrowings			
	Proceeds from issuance	(114)	(88)	17
	Repayments	(180)	(763)	(286)
	Cash flows from operating activities:			
	Interest and other cost of borrowings, after swaps	463	988	1,197
Investments - Trading	**Cash flows from operating activities:**			
	Gross purchase of trading investments investments	2	119	230
	Gross proceeds from sale or maturity of trading investments	(10)	(7)	(133)
	Income from investments	102	(12)	(123)
Other	**Cash flows from operating activities:**			
	Other interest income	1	13	24
		$ 93	$ 601	$ 784

Currently, the Bank is not required to post collateral under its derivative agreements. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at December 31, 2018 is $2,335 million (2017 - $1,396 million) (after consideration of master netting derivative agreements). If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $1,503 million at December 31, 2018 (2017 - $686 million).

The following table provides information on the contract value/notional amounts of derivative instruments as of December 31, 2018 and 2017 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Futures are shown at notional of the underlying contracts.

Derivative type/Rate type	December 31, 2018					
	Currency swaps		Interest Rate swaps		Futures	
	Receivable	Payable	Receivable	Payable	Underlying contract	
Investments						
Fixed	$ 219	$ 6,650	$ -	$ 12,132	$	-
Adjustable	6,629	102	12,132	-		-
Loans						
Fixed	-	1,855	89	6,275		-
Adjustable	4,058	1,574	6,187	1		-
Borrowings						
Fixed	15,001	324	56,225	-		-
Adjustable	740	17,288	200	56,322		-
Other						
Fixed	-	-	863	200		-
Adjustable	-	-	200	863		-
Futures	-	-	-	-	129	

Derivative type/Rate type	December 31, 2017					
	Currency swaps		Interest Rate swaps		Futures	
	Receivable	Payable	Receivable	Payable	Underlying contract	
Investments						
Fixed	$ -	$ 8,404	$ -	$ 8,155	$	-
Adjustable	8,382	74	8,155	-		-
Loans						
Fixed	-	1,515	1	6,799		-
Adjustable	3,736	1,603	6,799	1		-
Borrowings						
Fixed	14,205	265	54,590	-		-
Adjustable	1,012	15,932	2,155	56,639		-
Other						
Fixed	-	-	1,238	250		-
Adjustable	-	-	250	1,238		-
Futures	-	-	-	-		-

The Bank's derivatives are subject to enforceable master netting agreements (the Agreements). The Bank has made the accounting policy election to present all derivative assets and liabilities on a gross basis. The gross and net information about the Bank's derivatives subject to the Agreements as of December 31, 2018 and 2017 are as follows (in millions):

Description	December 31, 2018		December 31, 2017	
Derivatives				
Gross Amounts of Assets presented in the Balance Sheet [1]	$	1,250	$	1,764
Gross Amounts Not Offset in the Balance Sheet:				
Financial Instruments		(1,109)		(1,466)
Collateral Received [3]		(115)		(234)
Net Amount	$	26	$	64
Derivatives				
Gross Amounts of Liabilities presented in the Balance Sheet [2]		(3,444)		(2,862)
Gross Amounts Not Offset in the Balance Sheet:				
Financial Instruments		1,109		1,466
Collateral Pledged		-		-
Net Amount	$	(2,335)	$	(1,396)

(1) Includes accrued interest of $(57) million and $75 million, in 2018 and 2017, respectively, presented in the Balance Sheet under Accrued interest and other charges - On swaps, net.
(2) Includes accrued interest of $109 million and $35 million, in 2018 and 2017, respectively, presented in the Balance Sheet under Accrued interest and other charges - On swaps, net.
(3) Cash collateral amounts to $47 million (2017 - $87 million). The remaining amounts represent off-Balance Sheet U.S. Treasury securities received as collateral by the Bank.

The Bank enters into swaps and other over-the-counter derivatives directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (ISDA Agreements).

Close-out Netting Provisions
The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. The setoff provisions of the ISDA Agreements allow the non-defaulting party to determine whether setoff applies. If so, any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreement.

Terms of Collateral Agreements
Currently, the Bank is not required to post collateral under its ISDA Agreements. The performance of the obligations of the Bank's counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank's mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. The Bank may sell, pledge, re-hypothecate or otherwise treat as its own property such collateral, where permissible, subject only the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party; (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank; and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Statement of Cash Flows as this collateral primarily relates to borrowing swaps.

NOTE L – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of December 31, 2018 and 2017 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements December 31, 2018[1]		Level 1		Level 2		Level 3
Investments - Trading:							
Obligations of the United States Government and its corporations and agencies	$	1,730	$	1,730	$	-	$	-
U.S. Government-sponsored enterprises		547		-		547		-
Obligations of non-U.S. governments		4,932		1,244		3,688		-
Obligations of non-U.S. agencies		9,612		-		9,612		-
Obligations of non-U.S. sub-sovereigns		3,167		-		3,167		-
Obligations of supranationals		1,131		-		1,131		-
Bank obligations[2]		9,226		-		9,226		-
Corporate securities		1,710		-		1,710		-
Mortgage-backed securities		8		-		8		-
Asset-backed securities		24		-		12		12
Total Investments - Trading		32,087		2,974		29,101		12
Currency and interest rate swaps		1,250		-		1,250		-
Total	$	33,337	$	2,974	$	30,351	$	12

(1) Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges – On investments of $169 million for trading investments and under Accrued interest and other charges - On swaps, net of $57 million for currency and interest rate swaps.
(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Assets	Fair Value Measurements December 31, 2017[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 3,088	$ 3,088	$ -	$ -
U.S. Government-sponsored enterprises	473	-	473	-
Obligations of non-U.S. governments	6,856	1,446	5,410	-
Obligations of non-U.S. agencies	9,238	-	9,238	-
Obligations of non-U.S. sub-sovereigns	2,440	-	2,440	-
Obligations of supranationals	2,273	-	2,273	-
Bank obligations[2]	7,392	-	7,392	-
Corporate securities	1,392	-	1,392	-
Mortgage-backed securities	115	-	115	-
Asset-backed securities	29	-	15	14
Total Investments - Trading	33,296	4,534	28,748	14
Currency and interest rate swaps	1,764	-	1,764	-
Total	$ 35,060	$ 4,534	$ 30,512	$ 14

(1) Represents the fair value of the referred assets, including their accrued interest presented and money on the Balance Sheet under Accrued interest and other charges - On investments of $142 million for trading investments and under Accrued interest and other charges - On swaps, net of $76 million for currency and interest rate swaps.

(2) May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.

Financial liabilities

Liabilities	Fair Value Measurements December 31, 2018[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 58,261	$ -	$ 58,261	$ -
Currency and interest rate swaps	3,443	-	3,443	-
Futures	1	1	-	-
Total	$ 61,705	$ 1	$ 61,704	$ -

(1) Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $442 million for borrowings and under Accrued interest and other charges-On swaps, net of $109 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2017[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 54,772	$ -	$ 54,772	$ -
Currency and interest rate swaps	2,862	-	2,862	-
Futures	-	-	-	-
Total	$ 57,634	$ -	$ 57,634	$ -

(1) Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $396 million for borrowings and under Accrued interest and other charges-On swaps, net of $35 million for currency and interest rate swaps.

As of December 31, 2018, the investment portfolio includes $12 million of securities classified as Level 3 (2017 - $14 million).

The significant unobservable inputs used in the fair value measurements of the Bank's investments in asset-backed securities classified as Level 3 are prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement at the reporting date. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

The Treasury Division is responsible for mark-to-market valuations for financial statement purposes of investments, borrowings, and derivatives, including those with significant unobservable inputs, and reports to the Treasurer of the

Bank. The Accounting Division is responsible for monitoring, controlling, recording and reporting fair values related to investments, borrowings and all derivatives. The two groups work in close coordination to monitor the reasonableness of fair values. Such monitoring includes but is not limited to validation against counterparty values, internally developed models, and independent price quotes for similar instruments, when available.

There was no activity associated with Level 3 financial assets and financial liabilities for the years ended December 31, 2018 and 2017.

There were no transfers into or out of Level 3 during 2018 or 2017 for securities held at the end of those reporting periods.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note M – Fair Values of Financial Instruments.

The fair value of the loan portfolio, which amounted to approximately $92,255 million as of December 31, 2018 ($89,063 million as of December 31, 2017), was determined using a discounted cash flow method (income approach) by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for NSG loans. The Bank is one of very few lenders of development loans to Latin American and Caribbean countries and, it does not sell its loans nor does it believe there is a comparable market for its loans. Therefore, this methodology has been developed based on valuation assumptions that management believes a market participant in an assumed transaction would use in pricing the Bank's loans. The Bank considers that, for its sovereign-guaranteed loans, multilateral lending institutions that share the Bank's developmental mission would constitute the most appropriate assumed market participants to which the Bank would sell its loans in an orderly transaction. The valuation assumptions used include observable inputs, such as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value disclosure of the Bank's loan portfolio has been classified as Level 3.

Loans are not measured at fair value on an ongoing basis but are subject to fair value measurements in certain circumstances, such as when there is evidence of impairment. Loans that are evaluated for impairment based on the present value of the expected future cash flows discounted at the loan's effective interest rate, have been classified as Level 3. The balance of such impaired loans, net of the related reserves, amounted to $2,145 million and $143 million at December 31, 2018 and 2017, respectively.

The fair value of borrowings recorded at amortized cost, which amounted to approximately $31,303 million as of December 31, 2018 ($33,595 million as of December 31, 2017), was determined using the same inputs and valuation techniques as disclosed above for the borrowings recorded at fair value. Such valuation techniques are based on discounted cash flows or pricing models (income approach) and utilize market observable inputs. Accordingly, the fair value disclosure for borrowings recorded at amortized cost is considered Level 2 under the fair value hierarchy.

The fair value of the EEA guarantees given, which amounted to approximately $327 million as of December 31, 2018 ($383 million as of December 31, 2017) was determined using a discounted cash flow method (income approach) by which cash flows are discounted at applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread. The valuation assumptions used include observable inputs, such as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value of the Bank's EEA guarantees given have been classified as Level 3.

As a result of a NSG loan restructuring, in 2016 the Bank received certain financial assets in lieu of repayment. Such financial assets are carried at a fair value of $0.4 million as of December 31, 2018 ($0.5 million as of December 31, 2017) and reported in Other assets - Miscellaneous on the Balance Sheet. The fair value of such financial assets are measured using discounted cash flow models with market yield curves and proxy option adjusted spreads, consistent with the income approach. As certain inputs are unobservable and significant to the valuation, the fair value of such financial assets is classified as Level 3.

In December 2018, the Bank purchased one debt security issued at par with a carrying value of $18 million. The security is classified as held-to-maturity and recorded at amortized cost as of December 31, 2018. There was no evidence of other-than-temporary impairment losses for the year ended December 31, 2018. The contractual maturity for this debt security is in 2023. The fair value of the security approximates its amortized cost as of December 31, 2018 and is considered Level 3 under the fair value hierarchy.

NOTE M – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note L – Fair Value Measurements:

Cash:
The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments:
Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows models.

Loans:
The fair value of the Bank's loan portfolio is estimated using a discounted cash flow method.

Swaps:
Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings:
The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of December 31, 2018 and 2017 (in millions):

	2018[1]		2017[1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 835	$ 835	$ 896	$ 896
Investments - Trading	32,087	32,087	33,296	33,296
Developmental Assets				
Loans outstanding, net[2]	93,743	92,255	89,222	89,063
Debt securities	18	18	-	-
Currency and interest rate swaps receivable				
Investments - Trading	172	172	83	83
Loans	663	663	713	713
Borrowings	409	409	959	959
Others	6	6	9	9
Other assets				
Miscellaneous[3]	482	327	522	383
Borrowings				
Short-term	1,142	1,142	1,143	1,143
Medium- and long-term:				
Measured at fair value	58,261	58,261	54,772	54,772
Measured at amortized cost[2]	31,187	31,303	33,102	33,595
Currency and interest rate swaps payable				
Investments - trading	150	150	350	350
Loans	261	261	529	529
Borrowings	3,024	3,024	1,976	1,976
Others	9	9	7	7
Liabilities				
Other liabilities[3]	482	327	522	383

(1) Includes accrued interest.
(2) Fair value of Loans and Borrowings at amortized cost are classified within Level 3 of the fair value hierarchy.
(3) Amounts are related to EEA guarantees given.

NOTE N – COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or derivative counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities, as further discussed in Note D - Investments. In addition, the Bank limits its capital market activities to authorized counterparties, issuers and dealers selected on the basis of the Bank's risk management policies, and establishes exposure and term limits for those counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, lending, funding and asset and liability management activities, the Bank uses derivative instruments, mostly currency and interest rate swaps, primarily for economic hedging purposes. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable close-out netting provisions. These master agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits. The Bank does not expect nonperformance by any of its derivative counterparties. As of December 31, 2018, the Bank had received eligible collateral (U.S. Treasuries and cash) of $174 million (2017 – $306 million), as required under its master derivative agreements.

The derivative current credit exposures shown below represent the maximum potential loss, based on the gross fair value of the financial instruments without consideration of close-out netting provisions on master derivative agreements, the Bank would incur if the parties to the derivative financial instruments failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value. As of December 31, 2018 and 2017, such credit exposures, prior to consideration of any master derivative agreements or posted collateral, were as follows (in millions):

	2018	2017
Investments - Trading Portfolio		
Currency swaps	$ 103	$ 33
Interest rate swaps	78	54
Loan Portfolio		
Currency swaps	637	696
Interest rate swaps	32	16
Borrowing Portfolio		
Currency swaps	252	687
Interest rate swaps	163	278
Other		
Interest rate swaps	6	10

NOTE O – BOARD OF GOVERNORS APPROVED TRANSFERS

As part of the ninth general increase in the resources of the Bank (IDB-9), the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors, to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 through 2020. During 2011 - 2015, the Bank approved income transfers from the Ordinary Capital in the amount of $200 million each year for a total of $1,000 million.

Consistent with G-20 recommendations to MDBs to seek further financial efficiencies, in April 2016 the Board of Governors reaffirmed its support for Haiti's reconstruction and development and agreed to consider further transfers of Ordinary Capital income (up to a total additional amount of $1,000 million), aligned with the disbursement needs of the GRF's operations in Haiti. To achieve higher financial efficiency, additional income transfers will only be considered if necessary to maintain the GRF's fund balance at $300 million as of January 1 of each year. Ordinary Capital income transfers remain subject to the requirements of the Agreement and other applicable financial policies. Given the GRF's fund balance, no Ordinary Capital income transfers were required or approved by the Board of Governors in 2018, 2017 and 2016.

Such income transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Balance Sheet.

NOTE P – UNDISBURSED SPECIAL PROGRAMS

The following is a summary of changes in Undisbursed special programs for the years ended December 31, 2018 and 2017 (in millions):

	2018	2017
Undisbursed special programs as of January 1	$ 212	$ 220
Special programs approved	114	111
Cancellations	(7)	(7)
Special programs, net	107	104
Disbursements	(107)	(112)
Undisbursed special programs as of December 31	$ 212	$ 212

NOTE Q – CAPITAL STOCK AND VOTING POWER

Capital stock

On February 29, 2012, the IDB-9 entered into effect providing for an increase in the Bank's Ordinary Capital of $70,000 million, subscribed by Bank members in five annual installments beginning in 2012. Of this amount, $1,700 million was paid-in capital stock and the remainder constituted callable capital stock.

On February 29, 2016, the effective date of the fifth and last installment, 1,160,644 shares in the amount of $14,001 million were made effective ($340 million paid-in; $13,661 million callable).

Effective January 1, 2017, all assets and liabilities of the FSO were transferred to the Bank pursuant to the Board of Governors' approval for such transfer. The transfer neither increased the Bank's capital stock shares or subscriptions by member countries, nor did it impact the nominal values of the Bank's existing capital stock or voting rights. As a result, Additional paid-in capital (APIC) amounting to $5,812 million was recorded as a new component of the Bank's equity. APIC represents an increase to the value of the members' existing equity shares in the Bank. In the unlikely event of a member withdrawal or termination of the Bank's operations, APIC would be subordinate to the Bank's paid-in capital; it would not be subject to the Retained earnings allocation; and would be distributed to the Bank's shareholders based on their respective shares of the FSO net assets transferred.

The changes in subscribed capital during the years ended December 31, 2018 and 2017 were as follows (in millions, except for share information):

	Shares	Subscribed Capital			Total
		Paid-in	Callable	APIC	
Balance at January 1, 2016	13,009,464	$ 5,699	$ 151,240	$ -	$ 156,939
Subscriptions during 2016	1,160,644	340	13,661	-	14,001
Balance at December 31, 2016	14,170,108	6,039	164,901	-	170,940
Additional paid-in capital (transfer from FSO)	-	-	-	5,812	5,812
Balance at December 31, 2017 and 2018	14,170,108	$ 6,039	$ 164,901	$ 5,812	$ 176,752

Voting power

Under the Agreement, each member country shall have 135 votes plus one vote for each voting share of the Bank held by that country. The Agreement also provides that no increase in the capital stock subscription of any member shall have the effect of reducing the voting power of the regional developing members below 50.005%, of the United States below 30%, and of Canada below 4% of the total voting power, leaving the remaining voting power available for non-regional members at a maximum of 15.995%, including approximately 5% for Japan.

NOTE R – RETAINED EARNINGS

The composition of Retained earnings as of December 31, 2018 and 2017 is as follows (in millions):

	2018	2017
General reserve	$ 18,780	$ 18,005
Special reserve	2,666	2,665
Total	$ 21,446	$ 20,670

NOTE S – ACCUMULATED OTHER COMPREHENSIVE INCOME

Currently, Other comprehensive income (loss) in the Statement of Comprehensive Income is comprised of the effects of the pension and postretirement benefits accounting requirements and changes in instrument specific credit risk for financial liabilities measured under the fair value option. Refer to Note B - Summary of Significant Accounting Policies for additional information. The following is a summary of changes in Accumulated other comprehensive income for the years ended December 31, 2018, 2017 and 2016 (in millions):

| | Translation Adjustments Allocation | | | | |
	General Reserve	Special Reserve	Pension Adjustments	Instrument Specific Credit Risk	Total
Balance at January 1, 2016	$ 1,011	$ (100)	$ (258)	$ -	$ 653
Recognition of changes in assets/liabilities under retirement benefit plans:					
Net actuarial losses	-	-	(40)	-	(40)
Reclassification to income-amortization of:					
Prior service credit	-	-	(11)	-	(11)
Net actuarial losses	-	-	3	-	3
Balance at December 31, 2016	1,011	(100)	(306)	-	605
Recognition of changes in assets/liabilities under retirement benefit plans:					
Prior service cost	-	-	(1)	-	(1)
Net actuarial losses	-	-	(66)	-	(66)
Reclassification to income-amortization of:					
Prior service cost	-	-	1	-	1
Prior service credit	-	-	(11)	-	(11)
Net actuarial losses	-	-	11	-	11
Balance at December 31, 2017	1,011	(100)	(372)	-	539
Recognition of changes in assets/liabilities under retirement benefit plans:					
Prior service cost	-	-	(5)	-	(5)
Net actuarial losses	-	-	(190)	-	(190)
Reclassification to income-amortization of:					
Prior service cost	-	-	-	-	-
Prior service credit	-	-	(11)	-	(11)
Net actuarial losses	-	-	34	-	34
Cumulative catch-up reclassification to AOCI upon adoption	-	-	-	16	16
Changes in fair value of borrowings attributable to changes in instrument specific credit risk	-	-	-	77	77
Balance at December 31, 2018	$ 1,011	$ (100)	$ (544)	$ 93	$ 460

The service cost component of the net periodic benefit costs is reported under Administrative expenses in the Statement of Income and Retained Earnings. Refer to Note U – Pension and Postretirement Benefit Plans, for additional information.

NOTE T – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transaction gains and losses for the years ended December 31, 2018, 2017 and 2016 comprise the following (in millions):

	Years ended December 31,					
	2018		2017		2016	
Fair value adjustments - gains (losses)[1]						
Borrowings	$	1,694 [2]	$	(744)	$	850
Derivatives						
Borrowing swaps		(1,817)		329		(1,283)
Lending swaps		277		(44)		550
Equity duration swaps		(6)		(13)		(15)
Other assets		-		(20)		-
Currency transaction gains (losses) on borrowings and loans at amortized cost, and other		(133)		122		(281)
	$	15	$	(370)	$	(179)

(1) Amounts include foreign currency transaction gains and losses, as detailed below.
(2) Includes reclassifications of $77 million for the year ended in December 31, 2018, from Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk to Other comprehensive income (loss), as required by ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, implemented in 2018.

Net fair value adjustments of $15 million (2017 - $(370) million; 2016 - $(179) million) are mostly relate to changes in the fair value of (a) lending and certain borrowing swaps due to changes in USD interest rates, which are not offset with changes in the value of the related loans and borrowings that are not recorded at fair value and (b) equity duration swaps due to changes in USD interest rates. In 2017, changes in net fair value losses on non-trading portfolios were also due to changes in the Bank's own credit spreads of borrowings at fair value, that since 2018 have been reclassified to Other comprehensive income (loss), as required by ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, implemented in 2018.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank seeks to minimize exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining substantially all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings. The impact of foreign exchange fluctuations, included in the table above, for the years ended December 31, 2018, 2017 and 2016, comprise the following (in millions):

	Years ended December 31,					
	2018		2017		2016	
Currency transaction gains (losses):						
Borrowings, at fair value	$	1,404	$	(1,063)	$	367
Derivatives, at fair value						
Borrowing swaps		(1,372)		1,045		(402)
Lending swaps		99		(97)		328
		131		(115)		293
Currency transaction gains (losses) related to:						
Borrowings at amortized cost		4		(18)		11
Loans		(106)		96		(303)
Other		(31)		44		11
		(133)		122		(281)
Total	$	(2)	$	7	$	12

NOTE U – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and the IIC: The Staff Retirement Plan (SRP) and the Complementary Staff Retirement Plan (CSRP) for international employees, and the Local Retirement Plan (LRP) for national employees of the Bank in the country offices. The Plans are funded by employee, Bank and IIC contributions in accordance with the provisions of the Plans. All Bank and IIC contributions to the Plans are irrevocable and are held separately in retirement funds solely for the payment of benefits under the Plans.

The Bank also provides health care, tax reimbursement, and certain other benefits to retirees. Employees who retire, receive a monthly pension from the Bank or the IIC, and meet certain requirements, are eligible for postretirement benefits. Retirees contribute toward the Bank's health care program based on an established premium schedule. The Bank and the IIC contribute the remainder of the actuarially determined cost of future postretirement benefits under the Postretirement Benefits Plan (PRBP). While all contributions and all other assets and income of the PRBP remain the property of the Bank, they are held and administered separately and apart from the other property and assets of the Bank solely for the purpose of payment of benefits under the PRBP. The Bank also provides retiree life insurance (RLIP) benefits to participants; while all contributions and all other assets and income of the RLIP remain the property of the Bank, they are held and administered separately and apart from the other property and assets of the Bank solely for the purpose of payment of benefits under the RLIP.

Since both the Bank and the IIC participate in the SRP and the PRBP, each employer presents its respective share of these plans. The amounts presented below reflect the Bank's share of costs, assets and obligations of the Plans and the PRBP.

Obligations and Funded Status

The Bank uses a December 31 measurement date for the Plans and the PRBP. The following table summarizes the Bank's change in benefit obligation, change in plan assets, and funded status of the Plans and the PRBP, and the amounts recognized on the Balance Sheet for the years ended December 31, 2018, 2017 and 2016 (in millions):

	Pension Benefits			Postretirement Benefits		
	2018	2017	2016	2018	2017	2016
Change in benefit obligation						
Benefit obligation, beginning of year	$ 4,380	$ 3,930	$ 3,751	$ 2,154	$ 1,864	$ 1,785
Service cost	112	94	88	37	37	40
Interest cost	153	156	152	73	77	73
Net transfers (out of) into the plan[1]	1	(4)	(54)	(1)	(3)	(40)
Employer contributions	8	-	-	-	-	-
Plan participants' contributions	29	25	24	-	-	-
Retiree drug subsidy received	-	-	-	1	-	1
Plan amendment	-	-	-	(3)	-	-
Prior service cost	-	1	-	-	-	-
Benefits paid	(148)	(142)	(133)	(46)	(42)	(39)
Net actuarial (gains) losses	(245)	320	102	(237)	221	44
Benefit obligation, end of year	4,290	4,380	3,930	1,978	2,154	1,864
Change in plan assets						
Fair value of plan assets, beginning of year	4,300	3,812	3,639	1,837	1,621	1,555
Net transfers (out of) into the plan[1]	1	(4)	(54)	(1)	(3)	(40)
Actual return on plan assets	(241)	557	286	(107)	233	118
Employer contribution	61	52	50	29	28	27
Plan participants' contributions	29	25	24	-	-	-
Benefits paid	(148)	(142)	(133)	(46)	(42)	(39)
Fair value of plan assets, end of year	4,002	4,300	3,812	1,712	1,837	1,621
Funded status, end of year	$ (288)	$ (80)	$ (118)	$ (266)	$ (317)	$ (243)
Amounts recognized in Accumulated other comprehensive income consist of:						
Net actuarial losses	$ 397	$ 196	$ 216	$ 193	$ 239	$ 164
Prior service cost (credit)	8	-	-	(54)	(62)	(73)
Net amount recognized	$ 405	$ 196	$ 216	$ 139	$ 177	$ 91

(1) In 2016, includes $51 million and $36 million of pension and postretirement benefit obligations/pension assets transferred to the IIC as a result of certain employees transferred from the Bank to the IIC, in connection with the transfer to the IIC of operational and administrative functions and non-financial resources associated with NSG activities.

Liabilities under retirement benefit plans presented on the Balance Sheet comprises the funded status of those benefit plans that are in an under-funded position. In 2018 and 2017, the Plans were under-funded with aggregate fair value of the Plans' assets of $5,714 million and $6,137 million and aggregate benefit obligations of $6,268 million and $6,534 million, respectively, contributing to the total liability of $554 million and $397 million as of December 31, 2018 and 2017.

The accumulated benefit obligation for the Plans, which excludes the effect of future salary increases, was $3,926 million, $3,962 million, and $3,566 million at December 31, 2018, 2017 and 2016, respectively.

Net periodic benefit cost and other changes in plan assets and benefit obligations for the years ended December 31, 2018, 2017 and 2016 consist of the following components (in millions):

Net Periodic Benefit Cost:

	Pension Benefits						Postretirement Benefits					
	2018		2017		2016		2018		2017		2016	
Service cost [1]	$	112	$	94	$	88	$	37	$	37	$	40
Interest cost [3]		153		156		152		73		77		73
Expected return on plan assets [2][3]		(226)		(222)		(209)		(98)		(95)		(89)
Amortization of: [3]												
Prior service cost (credit)		-		1		-		(11)		(11)		(11)
Net actuarial losses		22		4		1		12		7		2
Net periodic benefit cost	$	61	$	33	$	32	$	13	$	15	$	15
Of which:												
Ordinary Capital's share	$	-	$	-	$	31	$	-	$	-	$	15
FSO's share[4]		-		-		1		-		-		-

(1) Included in Administrative expenses.
(2) The expected return of plan assets is 6.00% in 2018, 6.25% in 2017 and 6.25% in 2016.
(3) Since March 31, 2018, included in Other components of net pension benefit cost.
(4) During 2016, the Bank allocated the net periodic benefit cost between the Ordinary Capital and the FSO in accordance with an allocation percentage approved by the Board of Governors for administrative expenses. Such allocation was discontinued on January 1, 2017 due to the transfer of all FSO's assets and liabilities to the Bank.

Other Changes in Plan Assets and Benefit Obligation Recognized in Other Comprehensive Income (Loss):

	Pension Benefits						Postretirement Benefits					
	2018		2017		2016		2018		2017		2016	
Net actuarial (gains) losses	$	224	$	(16)	$	25	$	(33)	$	82	$	15
Prior service cost (credit)		8		1		-		(3)		-		-
Amortization of:												
Prior service (cost) credit		-		(1)		-		11		11		11
Net actuarial losses		(22)		(4)		(1)		(12)		(7)		(2)
Total recognized in Other comprehensive income (loss)	$	210	$	(20)	$	24	$	(37)	$	86	$	24
Total recognized in net periodic benefit and Other comprehensive income (loss)	$	271	$	13	$	56	$	(24)	$	101	$	39

The Bank estimates that net actuarial losses of $2.8 million and $1.3 million will be amortized from Accumulated other comprehensive income into net periodic benefit cost during 2019 for the Plans and the PRBP, respectively. Similarly, prior service cost of $0.8 million and prior service credit of $11.7 million will be amortized from Accumulated other comprehensive income into net periodic benefit cost during 2019 for the Plans and the PRBP, respectively.

Actuarial Assumptions
The actuarial assumptions used in Plans' valuations are based on financial market interest rates, past experience, and Management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Actuarial gains and losses recognized in Accumulated other comprehensive income, which exceed 10% of the greater of the benefit obligation or market-related value of plan assets at the beginning of the period, are amortized to income over the average remaining service period of active employees expected to receive benefits under the SRP, LRP and PRBP, which approximates 12, 11.1 and 11.45 years, respectively. Unrecognized prior service credit is amortized over 7.83 years.

The weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost were as follows:

Weighted-average assumptions used to determine benefit obligation at December 31,	Pension Benefits			Postretirement Benefits		
	2018	2017	2016	2018	2017	2016
Discount rate - SRP	4.17%	3.54%	4.06%			
Discount rate - LRP	4.21%	3.59%	4.13%			
Discount rate - PRBP				4.22%	3.61%	4.16%
Rate of salary increase SRP	4.27%	4.14%	4.15%			
Rate of salary increase LRP	5.41%	5.68%	5.74%			
Rate of inflation	2.21%	2.20%	2.22%	2.21%	2.20%	2.22%

Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31,	Pension Benefits			Postretirement Benefits		
	2018	2017	2016	2018	2017	2016
Discount rate - SRP	3.54%	4.06%	4.24%			
Discount rate - LRP	3.59%	4.13%	4.32%			
Discount rate - PRBP				3.61%	4.16%	4.35%
Expected long-term return on plan assets	6.00%	6.25%	6.25%	6.00%	6.25%	6.25%
Rate of salary increase SRP	4.14%	4.15%	4.11%			
Rate of salary increase LRP	5.68%	5.74%	5.71%			
Rate of inflation	2.20%	2.22%	2.15%	2.20%	2.22%	2.15%

The expected long-term return on the Plans' assets represents Management's best estimate, after surveying external investment specialists, of the expected long-term (10 years or more) forward-looking rates of return of the asset categories employed by the Plans, weighted by the Plans' investment policy asset allocations. Accumulated and projected benefit obligations are measured as the present value of expected payments. The discount rate used is selected in reference to the year-end yield of AA corporate bonds within the approved Financial Times Stock Exchange Pension Liability Index, with maturities that correspond to the payment of benefits. For the assumed rate of inflation, the Bank has established a process by which a range of inputs is reviewed, including 10-year forward looking expert opinion forecasts; the average of the 10 year and 30 year U.S. Treasury Inflation Protected Securities (TIPS) breakeven inflation rate, and historical averages.

For participants assumed to retire in the United States, the accumulated postretirement benefit obligation was determined using the following health care cost trend rates at December 31:

	2018	2017	2016
Health care cost trend rates assumed for next year:			
Medical (non-Medicare)	5.00%	5.50%	6.00%
Medical (Medicare)	3.00%	3.25%	3.50%
Prescription drugs	7.00%	8.00%	9.00%
Dental	4.50%	4.50%	4.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate):			
Medical (non-Medicare)	4.50%	4.50%	4.50%
Medical (Medicare)	2.50%	2.50%	2.50%
Prescription drugs	6.00%	6.00%	6.00%
Dental	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2021	2021	2021

For those participants assumed to retire outside of the United States, a 6.0% health care cost trend rate was used for 2018 (2017 – 6.50%; 2016 – 7.00%) with an ultimate trend rate of 4.50% reached in 2023.

Assumed health care cost trend rates have a significant effect on the amounts reported for the PRBP. A one-percentage point change in assumed health care cost trend rates would have the following effects as of December 31, 2018 (in millions):

	1-Percentage Point Increase		1-Percentage Point Decrease	
Effect on total of service and interest cost components	$	20	$	(15)
Effect on postretirement benefit obligation		321		(242)

Plans' Assets

The assets of the Plans and the PRBP are managed primarily by investment managers employed by the Bank who are provided with investment guidelines that take into account the Plans' and the PRBP's investment policies. Investment policies with long-term strategic asset allocations have been developed so that there is an expectation of sufficient returns to meet long-term funding needs. The policies allocate 65% of the Plans' portfolios to growth-oriented assets (the Return Strategies), and 35% of assets to nominal and inflation-indexed US fixed income (the Liabilities Hedging Strategies), to partially-hedge the interest rate and inflation exposure in the liabilities of the Plans and PRBP, and to protect against disinflation.

In 2017, the Pension and Managing Committees of the SRP and PRBP approved new Investment Policy Statements (IPS). The two new IPS comply with the Bank's Risk Appetite (RA) and Long-term Funding (LTF) policies. The two new IPS Strategic Asset Allocations (SAA) include three new asset classes (Public Infrastructure, Private Infrastructure and Tactical Asset Allocation), and eliminate Commodities. The new SAAs will be implemented after appropriate investment vehicles have been legally-contracted, over the next 12 months.

The IPS SAA target allocations as of December 31, 2018, are as follows:

	SRP	LRP	PRBP
U.S. equities	20%	27%	20%
Non - U.S. equities	18%	25%	18%
Emerging markets equities	4%	4%	4%
Public real estate	3%	0%	3%
Long duration diversified fixed income	27%	15%	27%
Core fixed income	4%	5%	4%
High yield fixed income	2%	0%	2%
U.S.inflation-indexed fixed income	4%	15%	4%
Emerging markets fixed income	3%	3%	3%
Private real estate	5%	3%	5%
Public Infrastructure	2%	0%	2%
Private Infrastructure	3%	0%	3%
Tactical Asset Allocation	5%	0%	5%
Commodity index futures	0%	3%	0%
Short-term fixed income funds	0%	0%	0%
Stabilization Reserve Fund:			
Core fixed income	50%	50%	50%
U.S. inflation-indexed fixed income	0%	0%	0%
Short-term fixed income funds	50%	50%	50%

Investment and asset class risk is managed by the continuous monitoring of each asset class level and investment manager. Investments are rebalanced monthly within policy targets ranges using cash flows and rebalancing exercises. Investment managers are generally not allowed to invest more than 5% of their respective portfolios in the securities of a single issuer other than the U.S. Government. The use of derivatives by an investment manager for the Plans and PRBP is limited, and subject to specific approval by the Managing Committees of the Plans and PRBP.

For the Plans and PRBP, the included asset classes are described below:

- U.S. equities: For the Plans and PRBP, commingled funds that invest, long-only, in U.S. common stocks. Management of the funds replicates or optimizes the all capitalization (cap) Russell 3000 Index, for the SRP and PRBP only, approximately 5% of U.S. equities assets are managed in separate accounts holding individual stocks;
- Non - U.S. equities: For the Plans and PRBP, commingled funds that invest, long-only, in non-U.S. common stocks. Management of the funds replicates or optimizes the large/mid-cap MSCI EAFE Index; for the SRP and PRBP only, 60% of non-U.S. equities assets are actively-managed in separate accounts holding individual stocks;
- Emerging markets equities: For the Plans, an actively-managed commingled fund that invests, long-only, in emerging markets common stocks. Management of the fund selects securities, based upon fundamental characteristics, which are generally comprised within the large/mid-cap MSCI Emerging Markets Free Index; for the SRP and PRBP, an actively-managed commingled fund and an actively managed mutual fund that invest, long-only, in emerging markets common stocks. Management of the fund optimizes the large/mid-cap MSCI Emerging Markets Free Index;
- Public real estate equities: For the SRP and PRBP, individual (separate) account which holds, long-only, real estate securities. The account is actively-managed based upon fundamental characteristics, investing in securities generally comprised within the MSCI U.S. REIT Index;
- Long duration diversified fixed income: For the SRP and PRBP, long duration fixed income assets are invested in separate accounts holding individual bonds generally comprised within the Bloomberg Barclays U.S. Long Government/Credit Bond Index. For the LRP a mutual fund that invests, long-only, in long duration government and credit securities. Management of the fund invests in securities generally comprised within the Bloomberg Barclays U.S. Long Government/Credit Bond Index;
- Core fixed income: For the Plans and PRBP, actively- managed commingled funds that invest, long-only, in intermediate duration government and credit securities. Management of the funds select securities, based upon fundamental characteristics, which are generally comprised within the Bloomberg Barclays U.S. Aggregate Bond Index;
- High yield fixed income: For the SRP, assets are invested in individual securities, and for the PRBP, actively managed commingled fund. For both plans, the investible universe is generally comprised of the securities within the Bloomberg Barclays High Yield 2% Constrained Index, as well as opportunistic investments in non-index securities. High yield securities are financial obligations of U.S. companies, rated below investment-grade by at least one of the nationally recognized statistical rating organizations;
- U.S. inflation-indexed fixed income: For the Plans and PRBP, investment in individual U.S. Treasury Inflation Protected Securities in accounts managed internally. Management of the funds replicates or optimizes the Bloomberg Barclays U.S. Treasury Inflation Notes 10+ Years Index;
- Emerging markets fixed income: For the Plans and PRBP, actively-managed commingled funds that invest, long-only, in emerging markets fixed income. The funds invest in sovereign and sub-sovereign United States dollar- and local-denominated debt. Management of the fund invests in securities generally comprised within the J.P. Morgan EMBI Global Diversified Index;
- Private real estate: For the Plans and PRBP, open-end commingled funds which invests, long-only, in U.S. real estate properties. The fund is actively-managed based upon fundamental characteristics of the properties;
- Public Infrastructure: For the SRP and PRBP only, commingled funds and individual securities that invest, long-only, in U.S. and developed markets common stocks, within the infrastructure sector;
- Private Infrastructure: For the SRP and PRBP only, an open-end commingled fund which invests, long-only, U.S. and developed markets private equity within the infrastructure sector, this new asset class is not implemented yet;
- Tactical Asset Allocation: For the SRP and PRBP only, commingled funds that invest in U.S. and developed markets equities and fixed income, investments could shift due to opportunistic behavior within equities and fixed income;

- Commodity index futures: For the LRP and CSRP, investment in a commingled fund that invests, long-only in commodity index futures. Management of the fund replicates or optimizes the Bloomberg Commodity Index;
- Short-term fixed income funds: Commingled fund that invests, long-only, in U.S. Government securities with maturities of less than 18 months. Management of the fund invests in short-term government securities only, and it is benchmarked against the Merrill Lynch 3-month Treasury Bill Index.

Effective December 2015, the Board of Executive Directors approved the LTF policies for the Plans, which established stable contribution rates of 20% (SRP), 25% (LRP), 0.71% (CSRP), 12% (PRBP) and 0.10% (RLIP) of applicable salaries, for a five-year initial term. Bank contributions made in excess (deficit) of the actuary's theoretical contribution rate are allocated (withdrawn) to (from) the Stabilization Reserve Funds (Reserve Funds). The approved Investment Policy Strategic Asset Allocation for the Reserve Funds is 50% Short-term fixed income funds and 50% Core Fixed Income.

The following tables set forth the investments of the Plans and PRBP as of December 31, 2018 and 2017, which are measured at fair value and presented together with their weighted average allocation, by level within the fair value hierarchy (in millions). As required by the fair value measurements accounting framework, these investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Investments in funds that do not have a readily determinable fair value are measured at net asset value as a practical expedient and are not classified within the fair value hierarchy.

Plans' Assets:

Category of Investments	Level 1		Level 2		Level 3		Fair Value Measurements December 31, 2018		Weighted Average Allocations
Equity and equity funds									
U.S. equities	$	251	$	620	$	-	$	871	22%
Non - U.S. equities		361		387		-		748	19%
Emerging markets equities		68		79		-		147	4%
Public real estate equities		115		-		-		115	3%
Government and diversified fixed income and fixed income funds									
Long duration U.S. Government and Agencies fixed income		385		-		-		385	10%
Long duration diversified fixed income		39		631		-		670	17%
Core fixed income		-		369		-		369	9%
Emerging markets fixed income		-		137		-		137	3%
High yield fixed income		3		49		-		52	1%
U.S. inflation-indexed fixed income		207		-		-		207	5%
Commodity index futures		-		4		-		4	0%
Short-term fixed income funds		22		114		-		136	3%
Total	$	1,451	$	2,390	$	-		3,841	
Investments measured at net asset value									
Private real estate fund								177	4%
Total investments								4,018	100%
Other liabilities[1]								(16)	
Total							$	4,002	

(1) Mainly payables for investments purchased.

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2017	Weighted Average Allocations
Equity and equity funds					
U.S. equities	$ 197	$ 825	$ -	$ 1,022	23%
Non - U.S. equities	472	468	-	940	22%
Emerging markets equities	-	181	-	181	4%
Public real estate equities	120	-	-	120	3%
Government and diversified fixed income and fixed income funds					
Long duration U.S. Government and Agencies fixed income	328	-	-	328	8%
Core fixed income	-	357	-	357	8%
Long duration diversified fixed income	38	514	-	552	13%
High yield fixed income	3	70	-	73	2%
Emerging markets fixed income	-	125	-	125	3%
U.S. inflation-indexed fixed income	390	-	-	390	9%
Commodity index futures	-	5	-	5	0%
Short-term fixed income funds	24	125	-	149	3%
Total	$ 1,572	$ 2,670	$ -	4,242	
Investments measured at net asset value					
Private real estate fund				122	3%
Total investments				4,364	100%
Other liabilities[2]				(64)	
Total				$ 4,300	

(2) Mainly payables for investments purchased.

PRBP Assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2018	Weighted Average Allocations
Equity and equity funds					
U.S. equities	$ 112	$ 273	$ -	$ 385	23%
Non - U.S. equities	135	234	-	369	22%
Emerging markets equities	28	31	-	59	3%
Public real estate equities	50	-	-	50	3%
Government and diversified fixed income and fixed income funds					
Long duration U.S. Government and Agencies fixed income	170	-	-	170	10%
Long duration diversified fixed income	-	271	-	271	16%
Core fixed income	-	171	-	171	10%
Emerging markets fixed income	-	57	-	57	3%
High yield fixed income	-	25	-	25	1%
U.S. inflation-indexed fixed income	83	-	-	83	5%
Short-term fixed income funds	66	(1)	-	65	4%
Total investments	$ 644	$ 1,061	$ -	1,705	100%
Other assets				7	
Total				$ 1,712	

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2017	Weighted Average Allocations
Equity and equity funds					
U.S. equities	$ -	$ 459	$ -	$ 459	25%
Non - U.S. equities	-	429	-	429	23%
Emerging markets equities	36	36	-	72	4%
Public real estate equities	52	-	-	52	3%
Government and diversified fixed income and fixed income funds					
Long duration U.S. Government and Agencies fixed income	104	-	-	104	6%
Long duration diversified fixed income	-	176	-	176	10%
Core fixed income	-	173	-	173	8%
Emerging markets fixed income	-	51	-	51	3%
High yield fixed income	-	34	-	34	2%
U.S. inflation-indexed fixed income	232	-	-	232	13%
Short-term fixed income funds	57	(2)	-	55	3%
Total	$ 481	$ 1,356	$ -	1,837	100%

Investment securities that are measured at fair value based on quoted market prices in active markets, a valuation technique consistent with the market approach, include U.S., non-U.S. and public real estate individual equity holdings, fixed income mutual funds, U.S. treasury and U.S. inflation-indexed fixed income. Such securities are classified within Level 1 of the fair value hierarchy.

Investment securities that are measured at fair value based on quoted market prices for similar assets in active markets, or quoted prices for identical or similar assets in markets that are not active, a valuation technique consistent with the market approach, include corporate, non-U.S. government, high yield, municipal fixed income and commercial mortgage backed securities. Also included are proprietary investment managers' commingled funds investing in U.S. and global equities, emerging markets fixed income, fixed income funds, and/or short-term fixed income investments. These commingled funds are not publicly-traded and are measured at fair value based on the net asset value per share, which are determined and published and are the basis for current transactions. Such investments are classified within Level 2 of the fair value hierarchy.

Proprietary investment managers' funds investing in private real estate do not have readily determinable fair value and are measured at the net asset value as a practical expedient. Such investments are not classified within the fair value hierarchy.

Contributions
Contributions from the Bank to the Plans and the PRBP during 2019 are expected to be approximately $57 million and $31 million, respectively. All contributions are made in cash.

Estimated Future Benefit Payments
The following table shows the benefit payments, which reflect expected future service, as appropriate, expected to be paid in each of the next five years and in the aggregate for the subsequent five years (in millions). These amounts are based on the same assumptions used to measure the benefit obligation at December 31, 2018.

ESTIMATED FUTURE BENEFIT PAYMENTS

Year	Plans	PRBP
2019	$ 159	$ 56
2020	166	59
2021	174	63
2022	181	66
2023	190	69
2024 - 2028	1,070	401

NOTE V – VARIABLE INTEREST ENTITIES

An entity is a variable interest entity (VIE) if: (i) it lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) the equity investors lack certain characteristic of a controlling financial interest who have decision-making rights about the entity's operations; or (iii) it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has the power to direct the activities that most significantly impact the VIE's economic performance, and has the obligation to absorb a majority of the expected losses or the right to receive a majority of the expected residual returns, or both. An enterprise may hold a significant variable interest in a VIE, which is not consolidated because the enterprise is not the primary beneficiary, or the VIE is considered immaterial for the reporting entity's financial statements.

The Bank has identified loans and guarantees to VIEs in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest at December 31, 2018. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $1,605 million at December 31, 2018 (2017 - $3,350 million). The Bank's total loans outstanding to these VIEs was $186 million (2017 - $313 million). No guarantees were outstanding to these VIEs at December 31, 2018 (2017 - $27 million). There were no undisbursed amounts related to such loans at December 31, 2018 and December 31, 2017, which combined with outstanding amounts results in a total maximum Bank exposure of $186 million at December 31, 2018 (2017 - $340 million).

The Bank is considered the primary beneficiary of three entities and has made loans amounting to approximately $159 million (2017 - $133 million) to VIEs for which it is deemed to be the primary beneficiary. The Bank's involvement with these VIEs is limited to such loans, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of these VIEs measured by total assets amounted to approximately $159 million (2017 - $133 million), which is considered immaterial, thus not consolidated with the Bank's financial statements.

NOTE W – RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

A reconciliation of Net income to Net cash provided by (used in) operating activities, as shown on the Statement of Cash Flows, is as follows (in millions):

	Years ended December 31,					
	2018		**2017**		**2016**	
Net income	$	842	$	615	$	848
Difference between amounts accrued and amounts paid or collected for:						
Loan income		(144)		(62)		124
Income from investments		(155)		(196)		(151)
Other interest income		-		1		1
Other income		4		6		(6)
Interest and other costs of borrowings, after swaps		(44)		227		185
Administrative expenses, including depreciation		91		79		40
Special programs		-		(8)		(18)
Net fair value adjustments on non-trading portfolios and foreign currency transactions		(15)		370		179
Transfers to the IDB Grant Facility		(113)		(123)		(92)
Net (increase) decrease in trading investments		920		(4,610)		508
Other components of net pension benefit costs		(75)		(83)		(81)
Net unrealized losses (gains) on trading investments		14		(8)		(12)
Provision (credit) for loan and guarantee losses		(35)		27		142
Net cash provided by (used in) operating activities	$	1,290	$	(3,765)	$	1,667
Supplemental disclosure of noncash activities						
Increase (decrease) resulting from exchange rate fluctuations:						
Trading investments	$	(56)	$	62	$	6
Loans outstanding		(4)		30		25
Borrowings		(35)		33		23
Receivable from members, net		21		(47)		-

NOTE X – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the years 2018, 2017 and 2016, loans made to or guaranteed by four countries (three countries in 2017 and 2016) individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Years ended December 31,					
	2018		**2017**		**2016**	
Argentina	$	420	$	394	$	435
Brazil		499		362		350
Colombia		334		- [1]		- [1]
Mexico		628		539		501

(1) In 2017 and 2016, loan income from Colombia did not individually exceed the 10% of the total loan income before swaps.

NOTE Y – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, the Bank's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on its financial position, results of operations or cash flows.

NOTE Z – RELATED PARTY TRANSACTIONS

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the Inter-American Investment Corporation (IIC) became effective. During the seven-year period ending in 2022, NSG activities will be originated by the IIC and co-financed by the Bank and the IIC. For co-financed NSG loans, the Bank and the IIC maintain separate legal and economic interests in their respective share of the loan principal balance, interest, and other elements of the lending arrangement. The IIC also executes and monitors the Bank's NSG portfolio.

Pursuant to such reorganization, the Bank and the IIC entered into one year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to the IIC, and those provided by the IIC to the Bank are $17 million and $73 million, respectively, for the year ended December 31, 2018 (2017 - $18 million and $64 million, respectively).

Also as part of such reorganization, the IIC's capitalization plan includes additional capital to be contributed by the IIC shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors' approval, which shall take into account the continued maintenance of the Bank's Triple-A long term foreign currency credit rating, the Capital Adequacy Policy (CAP), the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2018, the Board of Governors approved a $50 million distribution to the shareholders of the Bank for a concurrent capital contribution to the IIC on their behalf. This transfer is in lieu of a distribution to the shareholders of both entities and therefore is recognized as a dividend in the Condensed Statement of Income and Retained Earnings.

The Bank also charges fees for the administration of the Multilateral Investment Fund II (MIF), funds held in trust and managed on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance Bank lending projects, to provide grants, and to fund technical assistance activities, including project preparation and training. These fees are reported as Other income, and are recognized ratably over time as services are provided, or upfront when contributions from donors are received. The total fees for the services provided by the Bank for the funds held in trust and managed on behalf of donors and for the administration of the MIF are $8 million and $1 million, respectively, for the year ended December 31, 2018 (2017 - $11 million and $1 million, respectively).

Other significant transactions with IIC, IFF, GRF and Pension Plans are disclosed in the Note to which they relate.

NOTE AA - SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 1, 2019, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's financial statements as of and for the year ended December 31, 2018.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-1[1]

SCHEDULE OF LOANS

December 31, 2018 and 2017
(Expressed in millions of United States dollars)

Member in whose territory loans have been made	Outstanding balance - 2018					Undisbursed portion of approved loans		Total outstanding balance 2017
	Sovereign-guaranteed	Concessional Sovereign-guaranteed	Total Sovereign-guaranteed	Non-Sovereign-guaranteed	Total	Total	Signed	
Argentina	$ 12,321	$ 13	$ 12,334	$ 603	$ 12,937	$ 5,415	$ 4,761	$ 12,262
Bahamas	265	-	265	-	265	200	170	271
Barbados	349	1	350	-	350	104	104	253
Belize	119	-	119	-	119	52	45	114
Bolivia	1,892	1,009	2,901	8	2,909	1,533	1,261	2,578
Brazil	15,135	4	15,139	847	15,987	6,676	3,843	15,494
Chile	855	-	855	275	1,130	424	424	944
Colombia	9,347	20	9,367	398	9,765	1,664	1,026	9,048
Costa Rica	1,223	1	1,224	437	1,661	844	644	1,534
Dominican Republic	3,073	105	3,178	32	3,210	1,271	509	3,035
Ecuador	4,717	190	4,907	250	5,156	887	482	4,940
El Salvador	1,961	175	2,136	121	2,257	274	274	2,050
Guatemala	1,963	227	2,190	266	2,456	508	198	2,481
Guyana	124	401	525	-	525	158	130	503
Haiti	-	-	-	-	-	-	-	1
Honduras	1,136	1,076	2,212	45	2,257	575	301	1,987
Jamaica	1,674	1	1,675	138	1,813	360	345	1,747
Mexico	15,288	-	15,288	503	15,791	2,533	1,593	15,265
Nicaragua	739	1,244	1,983	53	2,036	556	546	2,001
Panama	3,023	1	3,024	451	3,475	1,137	983	3,186
Paraguay	1,265	188	1,453	101	1,554	1,724	1,149	1,420
Peru	1,237	8	1,245	240	1,485	2,073	1,136	1,819
Suriname	475	5	480	-	480	154	153	476
Trinidad and Tobago	741	2	743	13	756	152	152	721
Uruguay	2,103	-	2,103	457	2,560	1,466	1,277	2,338
Venezuela	2,011	-	2,011	-	2,011	433	433	2,018
Regional	-	-	-	432	432	906	368	596
Total 2018	$ 83,036	$ 4,671	$ 87,707	$ 5,670	$ 93,377	$ 32,079	$ 22,307	
Total 2017	$ 78,580	$ 4,600	$ 83,180	$ 5,902	$ 89,082	$ 31,264	$ 20,368	$ 89,082

(1) This table excludes outstanding participated non-sovereign-guaranteed loans of $2,332 million at December 31, 2018 (2017 - $2,779 million). This table also excludes guarantees outstanding of $454 million at December 31, 2018 (2017 - $353 million).

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE AND MATURITY STRUCTURE

December 31, 2018
(Expressed in millions of United States dollars)

Currency/Rate type	Amount	Weighted[4] average rate (%)	Average maturity (years)
United States dollars			
Fixed-base cost	$ 22,966	4.21	7.09
Adjustable	1,498	3.46	6.18
LIBOR-based floating	60,417	3.62	8.22
Fixed-rate Concessional	4,575	1.19	21.57
Total United States dollars	89,456	3.64	8.58
Others			
Fixed-base cost	1,717	7.72	5.86
Adjustable	2,042	8.51	8.41
LIBOR-based floating	28	0.30	2.63
Fixed-rate Concessional	134	2.16	5.49
Total Others	3,921	7.89	7.15
Loans outstanding			
Fixed-base cost	24,683	4.45	7.00
Adjustable	3,540	6.38	7.47
LIBOR-based floating	60,445	3.62	8.22
Fixed-rate Concessional [5]	4,709	1.21	21.11
Total Loans Outstanding	$ 93,377	3.82	8.52

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2018
(Expressed in millions of United States dollars)

Year of maturity	Fixed-base cost [3]	Libor-based floating [2]	Fixed-rate concessional [5]	Total
2019	$ 2,512	$ 3,822	$ 176	$ 6,510
2020	2,229	3,440	161	5,830
2021	2,066	3,668	150	5,884
2022	1,895	3,563	142	5,600
2023	1,880	4,512	134	6,526
2024 to 2028	7,683	24,134	592	32,409
2029 to 2033	4,385	14,301	482	19,168
2034 to 2038	1,461	5,481	372	7,314
2039 to 2043	523	1,046	286	1,855
2044 to 2048	49	18	266	333
2049 to 2053	-	-	1,255	1,255
2054 to 2059	-	-	693	693
Total	$ 24,683	$ 63,985	$ 4,709	$ 93,377
Average maturity (years)	7.00	8.18	21.11	8.52

(1) Information presented before currency and interest rate swaps.
(2) Includes adjustable loans.
(3) Includes a total of $1,051 million in fixed rate loans.
(4) The weighted average rate of the total portfolio, after swaps, was 3.61%.
(5) Includes $38 million of loans to other development institutions.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE OF LOANS OUTSTANDING BY CURRENCY AND INTEREST RATE TYPE, AND MATURITY STRUCTURE

December 31, 2017
(Expressed in millions of United States dollars)

Currency/Rate type	Amount	Weighted [4] average rate (%)	Average maturity (years)
United States dollars			
Fixed-base cost	$ 24,907	4.29	7.10
Adjustable	1,666	3.13	6.32
LIBOR-based floating	54,542	2.56	8.27
Fixed-rate Concessional	4,475	1.27	20.34
Total United States dollars	85,590	3.01	8.52
Others			
Fixed-base cost	1,560	9.02	6.34
Adjustable	1,735	7.90	7.26
LIBOR-based floating	33	0.28	3.12
Fixed-rate Concessional	164	2.20	5.49
	3,492	8.06	6.73
Loans outstanding			
Fixed-base cost	26,467	4.79	7.27
Adjustable	3,401	4.94	7.08
LIBOR-based floating	54,575	2.37	8.27
Fixed-rate Concessional [5]	4,639	1.30	19.82
Total	$ 89,082	3.21	8.45

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2017
(Expressed in millions of United States dollars)

Year of maturity	Fixed-base cost[3]	Libor-based floating [2]	Fixed-rate concessional [5]	Total
2018	$ 2,693	$ 3,508	$ 184	$ 6,385
2019	2,524	3,262	174	5,960
2020	2,204	3,355	161	5,720
2021	2,043	3,537	150	5,730
2022	1,846	3,356	142	5,344
2023 to 2027	8,044	20,460	614	29,118
2028 to 2032	4,762	14,819	507	20,088
2033 to 2037	1,744	4,863	386	6,993
2038 to 2042	514	790	315	1,619
2043 to 2047	93	26	154	273
2048 to 2052	-	-	1,065	1,065
2053 to 2057	-	-	787	787
Total	$ 26,467	$ 57,976	$ 4,639	$ 89,082
Average maturity (years)	7.06	8.18	19.82	8.45

(1) Information presented before currency and interest rate swaps.
(2) Includes adjustable loans.
(3) Includes a total of $1,018 million in fixed rate loans.
(4) The weighted average rate of the total portfolio, after swaps, was 2.87%.
(5) Includes $39 million of loans to other development institutions.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS

December 31, 2018

(Expressed in millions of United States dollars)

Currency/Rate type	Direct borrowings Amount	Wgtd. avg. cost (%)	Average maturity (years)	Currency swap agreements Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Interest rate swap agreements Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Net currency obligations Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 77	1.79	34.47	-	-	-	-	-	-	77	1.79	34.47
	-	-	-	(77)	1.79	34.49	-	-	-	(77)	1.79	34.49
Adjustable	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
United States dollars												
Fixed	60,705	2.32	3.90	-	-	-	-	-	-	60,705	2.32	3.90
	-	-	-	-	-	-	(56,225)	2.18	3.33	(56,225)	2.18	3.33
Adjustable	13,615	2.52	2.26	16,984	2.56	4.14	56,322	2.66	3.29	86,921	2.62	3.30
	-	-	-	(642)	2.78	2.12	(200)	2.88	5.14	(842)	2.80	2.83
Others												
Fixed	14,924	4.37	4.11	324	1.28	-	-	-	-	15,248	4.31	4.02
	-	-	-	(14,924)	4.37	4.11	-	-	-	(14,924)	4.37	4.11
Adjustable	107	2.93	1.94	304	6.90	2.03	-	-	-	411	5.87	2.01
	-	-	-	(98)	2.48	1.08	-	-	-	(98)	2.48	1.08
Total												
Fixed	75,706	2.73	3.98	324			-			76,030	2.72	3.96
	-	-	-	(15,001)			(56,225)			(71,226)	2.64	3.52
Adjustable	13,722	2.53	2.26	17,288			56,322			87,332	2.63	3.29
	-	-	-	(740)			(200)			(940)	2.77	2.65
Principal at face value	89,428	2.70	3.71	1,871			(103)			91,196	2.70	3.67
Fair value adjustments	(145)			(437)			810			229		
Net unamortized discount	(478)			322			104[3]			(52)		
Debt issuance cost	(24)			-			-			(24)		
Total	$ 88,781	2.70	3.71	$ 1,757			$ 811			$ 91,349	2.70	3.67

(1)   As of December 31, 2018, the average repricing of the net currency obligations for adjustable rate borrowings was 3.1 months.

(2)   Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount payable from currency swaps and the net fair value amount from interest rate swaps of $1,757 million and $811 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $391 million and currency and receivable interest rate swap liabilities at fair value of $2,959 million, included on the Balance Sheet.

(3)   Represents the unamortized discount on zero coupon interest rate swaps.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS

December 31, 2017

(Expressed in millions of United States dollars)

Currency/Rate type	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
	Amount	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years) [1]
Euro												
Fixed	$ 93	4.29	0.99	$ -	-	-	$ -	-	-	$ 93	4.29	0.99
	-	-	-	(93)	4.29	0.99	-	-	-	(93)	4.29	0.99
Adjustable	257	5.20	0.82	156	(0.70)	0.66	-	-	-	413	2.97	0.76
	-	-	-	(257)	5.20	0.82	-	-	-	(257)	5.20	0.82
United States dollars												
Fixed	59,170	2.19	3.99	-	-	-	-	-	-	59,170	2.19	3.99
	-	-	-	-	-	-	(54,590)	2.03	3.27	(54,590)	2.03	3.27
Adjustable	13,885	1.49	2.17	15,461	1.43	4.01	56,612	1.53	3.16	85,958	1.51	3.15
	-	-	-	(633)	1.56	2.24	(2,128)	1.58	1.33	(2,761)	1.58	1.54
Others												
Fixed	14,002	4.45	4.16	265	1.29	2.88	-	-	-	14,267	4.39	4.14
	-	-	-	(14,018)	4.46	4.16	-	-	-	(14,018)	4.46	4.16
Adjustable	138	3.28	1.69	253	5.90	2.48	27	(0.60)	0.84	418	4.62	2.12
	-	-	-	(122)	1.81	1.81	(27)	1.23	0.84	(149)	1.70	1.64
Total												
Fixed	73,265	2.62	4.02	265			-			73,530	2.62	4.01
	-	-	-	(14,111)			(54,590)			(68,701)	2.53	3.45
Adjustable	14,280	1.57	2.14	15,870			56,639			86,789	1.53	3.13
	-	-	-	(1,012)			(2,155)			(3,167)	1.88	1.48
Principal at face value	87,545	2.45	3.71	1,012			(106)			88,451	1.65	3.68
Fair value adjustments	237			(637)			529			129		
Net unamortized discount	(469)			300			106 [3]			(63)		
Debt issuance cost	(28)			-			-			(28)		
Total	$ 87,285	2.45	3.71	675			$ 529			$ 88,489	1.65	3.68

(1)   As of December 31, 2017, the average repricing of the net currency obligations for adjustable rate borrowings was 3.1 months.

(2)   Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount payable from currency swaps and the net fair value amount from interest rate swaps of $675 million and $529 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $835 million and currency and receivable interest rate swap liabilities at fair value of $2,039 million, included on the Balance Sheet.

(3)   Represents the unamortized discount on zero coupon interest rate swaps.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-4

SCHEDULE OF SUBSCRIPTIONS TO CAPITAL STOCK
December 31, 2018 and 2017
(Expressed in millions of United States dollars)[1]

Members	Subscribed voting shares	Paid-in portion of subscribed capital	Callable portion of subscribed capital	Additional paid-in capital[2]	Total 2018	Total 2017
Argentina	1,609,442	$ 672.9	$ 18,742.5	$ · 303.3	$ 19,718.7	$ 19,718.7
Austria	22,630	9.6	263.4	11.2	284.2	284.2
Bahamas	29,548	15.1	341.4	6.0	362.5	362.5
Barbados	19,306	8.1	224.8	1.1	234.0	234.0
Belgium	46,545	19.8	541.7	23.6	585.1	585.1
Belize	16,516	9.3	189.9	4.1	203.3	203.3
Bolivia	129,293	54.0	1,505.7	28.6	1,588.3	1,588.3
Brazil	1,609,442	672.9	18,742.5	325.5	· 19,740.9	19,740.9
Canada	567,039	241.7	6,598.8	184.1	7,024.6	7,024.3
Chile	441,995	184.8	5,147.2	94.0	5,425.9	5,425.9
China	424	0.2	5.0	123.9	129.1	129.1
Colombia	441,995	184.8	5,147.2	91.0	5,423.0	5,423.0
Costa Rica	64,684	27.0	753.3	13.8	794.1	794.1
Croatia	6,895	2.9	80.2	3.5	86.7	86.7
Denmark	24,061	10.3	280.0	11.1	301.4	301.4
Dominican Republic	86,317	36.1	1,005.2	20.0	1,061.3	1,061.3
Ecuador	86,090	36.0	1,002.5	18.0	1,056.6	1,056.6
El Salvador	64,514	27.0	751.3	12.8	791.0	791.0
Finland	22,630	9.6	263.4	10.6	283.6	283.6
France	268,659	114.5	3,126.4	123.3	3,364.2	3,364.2
Germany	268,659	114.5	3,126.4	127.8	3,368.7	3,368.7
Guatemala	81,728	34.7	951.2	19.3	1,005.2	1,005.2
Guyana	22,768	10.5	264.1	4.7	279.4	279.4
Haiti	64,514	27.0	751.3	12.9	791.2	791.2
Honduras	64,684	27.0	753.3	15.5	795.8	795.8
Israel	22,315	9.5	259.7	9.1	278.3	278.3
Italy	278,459	117.4	3,241.8	121.0	3,480.1	3,480.1
Jamaica	81,728	34.7	951.2	17.0	1,003.0	1,003.0
Japan	708,831	302.1	8,248.8	326.6	8,877.5	8,877.5
Korea, Republic of	424	0.2	5.0	1.0	6.1	6.1
Mexico	1,034,609	432.6	12,048.4	197.4	12,678.4	12,678.4
Netherlands	28,207	14.6	325.6	18.6	358.9	358.9
Nicaragua	64,514	27.0	751.3	14.2	792.4	792.4
Norway	24,061	10.3	280.0	10.9	301.1	301.1
Panama	64,514	27.0	751.3	14.9	793.1	793.1
Paraguay	64,514	27.0	751.3	16.6	794.9	794.9
Peru	215,445	90.1	2,508.9	47.3	2,646.3	2,646.3
Portugal	7,667	3.2	89.2	4.4	96.9	96.9
Slovenia	4,214	1.8	49.0	1.9	52.8	52.8
Spain	278,460	117.4	3,241.8	120.0	3,479.2	3,479.2
Suriname	12,524	7.2	143.8	3.4	154.5	154.5
Sweden	46,257	19.7	538.3	22.7	580.7	580.7
Switzerland	66,705	28.4	776.3	36.7	841.4	841.3
Trinidad and Tobago	61,244	26.0	712.8	12.5	751.4	751.4
United Kingdom	136,461	58.1	1,588.0	98.6	1,744.8	1,744.8
United States	4,253,664	1,813.1	49,500.7	2,923.3	54,237.1	54,237.1
Uruguay	172,646	72.2	2,010.5	33.2	2,115.9	2,115.9
Venezuela	482,267	249.3	5,568.5	171.0 ·	5,988.8	5,988.8
Total 2018	14,170,108	$ 6,039	$ 164,901	$ 5,812	$ 176,752	
Total 2017	14,170,108	$ 6,039	$ 164,901	$ 5,812		$ 176,752

(1) Data are rounded, detail may not add up to total because of rounding.
(2) Does not affect voting power. Refer to Note Q for additional information.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

SCHEDULE I-5

SCHEDULE OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
December 31, 2018

Member countries	Subscribed voting shares	Number of votes	% of total number of votes[1]
Regional developing members			
Argentina	1,609,442	1,609,577	11.354
Bahamas	29,548	29,683	0.209
Barbados	19,306	19,441	0.137
Belize	16,516	16,651	0.117
Bolivia	129,293	129,428	0.913
Brazil	1,609,442	1,609,577	11.354
Chile	441,995	442,130	3.119
Colombia	441,995	442,130	3.119
Costa Rica	64,684	64,819	0.457
Dominican Republic	86,317	86,452	0.610
Ecuador	86,090	86,225	0.608
El Salvador	64,514	64,649	0.456
Guatemala	81,728	81,863	0.577
Guyana	22,768	22,903	0.162
Haiti	64,514	64,649	0.456
Honduras	64,684	64,819	0.457
Jamaica	81,728	81,863	0.577
Mexico	1,034,609	1,034,744	7.299
Nicaragua	64,514	64,649	0.456
Panama	64,514	64,649	0.456
Paraguay	64,514	64,649	0.456
Peru	215,445	215,580	1.521
Suriname	12,524	12,659	0.089
Trinidad and Tobago	61,244	61,379	0.433
Uruguay	172,646	172,781	1.219
Venezuela	482,267	482,402	3.403
Total regional developing members	7,086,841	7,090,351	50.015
Canada	567,039	567,174	4.001
United States	4,253,664	4,253,799	30.006
Non-regional members			
Austria	22,630	22,765	0.161
Belgium	46,545	46,680	0.329
China	424	559	0.004
Croatia	6,895	7,030	0.050
Denmark	24,061	24,196	0.171
Finland	22,630	22,765	0.161
France	268,659	268,794	1.896
Germany	268,659	268,794	1.896
Israel	22,315	22,450	0.158
Italy	278,459	278,594	1.965
Japan	708,831	708,966	5.001
Korea, Republic of	424	559	0.004
Netherlands	28,207	28,342	0.200
Norway	24,061	24,196	0.171
Portugal	7,667	7,802	0.055
Slovenia	4,214	4,349	0.031
Spain	278,460	278,595	1.965
Sweden	46,257	46,392	0.327
Switzerland	66,705	66,840	0.471
United Kingdom	136,461	136,596	0.964
Total non-regional members	2,262,564	2,265,264	15.979
Grand total	14,170,108	14,176,588	100.000

(1) Data are rounded; detail may not add to total because of rounding.

TABLE OF CONTENTS